As filed with the Securities and Exchange Commission on December 5, 2007	Registration Statement No. _______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
ON FORM S-1
UNDER
THE SECURITIES ACT OF 1933

BERLINER COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	75-2233445	4812
(State or other jurisdiction of	(I.R.S. Identification Number)	(Primary Standard Industrial
incorporation or organization)		Classification Code Number)

20 Bushes Lane
Elmwood Park, N.J. 07407
Telephone (201) 791-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Berliner
Chief Executive Officer
20 Bushes Lane
Elmwood Park, N.J. 07407
Telephone (201) 791-3200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Quentin Collin Faust, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
Telephone (214) 659-4400

Approximate Date of Commencement of Proposed Sale to the Public: At such time or times after the effective date of this registration statement as the selling shareholders shall determine.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.00002 per share	1,295,047	$1.22	$1,580,396.54	$62.11

(1)
Includes shares of common stock issuable upon the exercise of warrants at an initial exercise price of $0.01 per share. Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such indeterminate number of additional shares of common stock issuable upon stock splits, stock dividends, recapitalizations or other similar transactions as may be issued pursuant to the antidilution provisions of the warrants.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) and Rule 457(g) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 5, 2007
PROSPECTUS

BERLINER COMMUNICATIONS, INC.

1,295,047 Shares of Common Stock

This prospectus relates to the offer and sale of up to 1,295,047 shares of common stock of Berliner Communications, Inc., a Delaware corporation, that may issued upon exercise of certain warrants and offered and sold from time to time by the holders described in this prospectus under “Selling Shareholders” or by pledgees, donees, transferees, assignees or other successors-in-interest that receive any of the shares as a gift, distribution or other non-sale related transfer. As used in this prospectus, “we,” “us,” “our” and similar expressions refers to Berliner Communications, Inc. and its subsidiaries.

Each Selling Shareholder may offer its shares from time to time directly or through one or more underwriters, broker-dealers or agents, on the Over the Counter Bulletin Board, in the over-the-counter market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to such Selling Shareholder or otherwise.

We will not receive any proceeds from the sale of shares by the Selling Shareholders. Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes. In connection with any sales, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay any commissions and selling expenses they may incur.

Our common stock is traded on the Over the Counter Bulletin Board under the symbol “BERL.OB.” The closing sale price on OTCBB on November 29, 2007 was $1.20 per share.

Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY	2

RISK FACTORS	6

FORWARD-LOOKING STATEMENTS	13

USE OF PROCEEDS	15

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	15

SELECTED FINANCIAL DATA	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	31

BUSINESS	32

LEGAL PROCEEDINGS	40

MANAGEMENT	40

THE SELLING SHAREHOLDERS AND OTHER PRINCIPAL SHAREHOLDERS	59

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	67

PLAN OF DISTRIBUTION	68

DESCRIPTION OF SECURITIES	69

LEGAL MATTERS	71

EXPERTS	71

WHERE YOU CAN FIND MORE INFORMATION	71

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using the Commission’s registration rules for a delayed or continuous offering and sale of securities. Under the registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders named herein may distribute the shares of common stock covered by this prospectus. The shares covered by this prospectus include 1,295,047 shares of common stock issuable upon partial exercise of warrants at an initial exercise price of $0.01 per share. This prospectus also covers any shares of common stock that may become issuable as a result of stock splits, stock dividends or similar transactions.

A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 6, and any supplements before making a decision to invest in our common stock.

PROSPECTUS SUMMARY

This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “Company,” “Berliner,” “we,” “us” and “our” refer to Berliner Communications, Inc. and its consolidated subsidiaries.

Our Company

Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc., currently named Old Berliner, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and Novo’s wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc. (“Berliner”). Berliner is now the public reporting entity, and all of our operations are run out of Berliner’s wholly-owned subsidiary, BCI. Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to Berliner and its consolidated subsidiary BCI.

Prior to the Acquisition, Old Berliner provided wireless carriers with comprehensive real estate site acquisition, construction and zoning services. Old Berliner was founded in 1995, and over the course of the following years, its service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carried on the operations of Old Berliner.

Our core activities include real estate site acquisition and zoning; infrastructure equipment construction and installation; network services; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some combination of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and government entities. Our customers rely on us to assist them in planning, site location and leasing of space for wireless communication transmission systems.

An Overview of Our Markets and Products

We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning services. Our infrastructure construction and technical services segment consists of the following service lines: infrastructure equipment construction and installation, radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management, specialty communication services and configured solutions. Our real estate acquisition and zoning segment stands as a separate service line. Each of these lines, as well as the business of our real estate acquisition and zoning segment, is described below.

Infrastructure Equipment Construction and Installation. Infrastructure equipment construction and installation services are the key drivers of our business, and the majority of our revenue comes from this service offering. The quality of the installation work in a wireless telecommunications system build-out is one of the most critical aspects of its performance. Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator, or in some cases, equipment and materials are ordered to modify an existing site. Depending on our customers’ needs, we could be involved in all aspects of site acquisition, construction and installation. Installation could involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers. Once we finish this part of the process, we install equipment and landscape the site. The site is now ready to be put into service once the remainder of the network is completed. Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built. Every site is then tested with a simulation to see what levels of line loss exist and how the transmission systems perform. We manage everything from “one-off” projects involving a single site to “long-range” installation projects, possibly involving several hundred sites. These large projects involve significant planning and project management skills that we believe distinguish us from many of our competitors, particularly our smaller competitors.

Radio Frequency and Network Design and Engineering. Toward the end of the 1990’s, we saw that our industry was undergoing additional changes and took the opportunity to enter yet another service area. Specifically, we noticed that companies in the wireless industry were reducing their engineering services staff in order to cut internal costs, but were still in need of such services. In response, we added radio frequency and network design and engineering services to our portfolio. Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area. The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints. Based on such initial guidelines, we identify and rank potential sites. This process is known as identifying “search rings.”

Radio Transmission Base Station Modification. We currently perform cellular base station upgrades and modifications for wireless telecommunications carriers. This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers, and is essential for enhancing network capacity and paving the way to the deployment of third generation, or 3G, and fourth generation, or 4G, systems. In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM. Carriers generally entrust this kind of work only to trained, capable vendors, such as us, who can reliably and successfully complete the work at each site during such timeframes.

In-Building Network Design, Engineering and Construction. We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, casinos, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange (“PBX”) technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks (“SONETs”) and campus connections.

Project Management. We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site. Project management includes vendor management, project planning and preparation, budget tracking, and engineering and construction coordination. A single project may involve thousands of individual sites, and we believe our ability to manage projects of this size and complexity distinguishes us from some of our competitors who do not have the experience or resources that we do in this area.

Specialty Communication Services. Our newly acquired specialty communication services division provides enhancements to existing wireless and wired telephone and computer networks designed to improve productivity for a specified application by transmitting data, voice or video information in situations where land line networks are non-existent, more difficult to deploy or too expensive. We believe this business presents a significant growth opportunity for us, and we intend to grow this aspect of our business during fiscal 2008.

Configured Solutions. In early fiscal 2008, we introduced a configured solutions service offering, designed to supplement our other business lines by providing logistics services to our customers and to other third parties that may not have the facilities, resources or capabilities that we do. These services will include transportation, tracking, storing and delivering of equipment, and configuring and testing equipment at our locations. Our diverse geographic locations provide an excellent platform for these services, and we have the expertise in-house for the testing and configuration work. We believe this will provide an additional source of revenue, allow us to further utilize existing resources and facilities and provide yet another service that our customers need and not all of our competitors can offer.

Real Estate Site Acquisition and Zoning. We began our business providing primarily real estate site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities. In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment. The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations. Facility owners are generally eager to earn additional income from their properties. We generate fees by introducing telecommunications companies and real estate managers. We identify appropriate properties, negotiate the transactions and handle the administrative details. We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities, and offer customers assistance in acquiring the necessary permits, entitlements and approvals that are required by various municipalities. We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation. Project management includes vendor management, project preparation and engineering and construction coordination.

The Offering

Common stock offered by the Selling Shareholders	1,295,047 shares issuable upon partial conversion of warrants at an initial exercise price of $0.01 per share.

Offering prices	The shares may be offered and sold at prevailing market prices or such other prices as the Selling Shareholders may determine.

Common stock outstanding	17,081,786 shares as of November 13, 2007.

Dividend policy
Subject to the restrictions imposed by our outstanding 7% Senior Subordinated Secured Convertible Notes due 2008, dividends on our common stock may be declared and paid when and as determined by our board of directors. We do not presently intend to begin paying dividends on our common stock in the foreseeable future.

Over the Counter Bulletin Board symbol	BERL.OB

Use of proceeds
We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes.

Risk Factors

See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Our Address

Our principal executive offices are located at 20 Bushes Lane, Elmwood Park, New Jersey 07407, and our telephone number is (201) 791-3200.

Selected Financial Data

The following table presents consolidated selected financial information. The statement of operations data for the years ended June 30, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere herein. The statement of operations data for the three months ended September 30, 2007 and 2006, and the six months ended June 30, 2004, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such period. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

On February 19, 2005, we entered into the Acquisition. The Acquisition was settled through the issuance of a controlling interest in our common stock. Therefore, Old Berliner is deemed to be the acquirer for accounting purposes. Since Old Berliner’s accounting year-end was December 31 prior to the transaction, we are reporting year end numbers as of December 31, 2004 and the interim six-month period ended June 30, 2005. After the Acquisition, we adopted the accounting year-end of June 30.

The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere herein. We operate in two business segments: providing (1) infrastructure equipment construction and technical services and (2) real estate acquisition and zoning services, primarily to wireless communications carriers.

(Amounts in thousands except per share data)

	Three months Ended		Year Ended			Six Months Ended		Year Ended
	September 30,		June 30,			June 30,		December 31,
	2007	2006	2007	2006		2005	2004	2004
Statement of Operations data:	(Unaudited)					(Unaudited)
Revenue	$23,142	$7,805	$55,135	$39,325		$10,196	$7,422	$15,286
Gross margin	6,517	2,089	17,860	11,123		2,857	2,495	5,681
Operating income (loss)	825	(552)	2,767	1,435		(1,090)	(612)	(775)
Net income (loss) allocable to common shareholders	39	(562)	1,112	(18,681	)(1)	$(1,190)	(628)	(836)
Net income (loss) allocable to common shareholders per share:
Basic	$0.00	$(0.03)	$0.07	$(1.38)		$(2.36)	$(9.31)	$(12.41)
Diluted	$0.00	$(0.03)	$0.06	$(1.38)		$(2.36)	$(9.31)	$(12.41)

Weighted average number of shares outstanding:
Basic	17,082	17,035	17,035	13,582		504	67	67
Diluted	20,951	17,035	19,062	13,582		504	67	67

Balance Sheet data:
Current assets	$31,378	$10,345	$27,167	$13,522		$6,687	$4,271	$4,567
Total assets	38,514	10,964	34,303	14,256		7,516	5,036	5,193
Current liabilities	24,627	8,080	20,699	10,911		5,455	3,175	3,887
Long-term debt, net of debt discount and current portion	6,064	166	5,964	187		254	720	431
Stockholders' equity	6,997	2,718	6,907	3,158		1,807	1,083	874

(1) On September 16, 2005, we recorded a deemed dividend of approximately $19.9 million due to the reduction in the conversion price of our then outstanding convertible preferred stock in computing net loss applicable to common stockholders. The deemed dividend on preferred stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and, therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

RISK FACTORS

An investment in our common stock involves significant risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock.

Although we have had net income in prior periods, we have experienced losses in the past and we may never achieve sustained profitability.

Although we had net income during the quarter ended September 30, 2007 and the fiscal years ended June 30, 2007 and 2006, we may not be profitable in future periods, either on a short or long-term basis. Prior to the year ended June 30, 2006, Old Berliner had historically incurred net losses. Old Berliner incurred a net loss of approximately $1.2 million for the six months ended June 30, 2005 and $836 thousand for the year ended December 31, 2004. We can provide no assurances that losses will not recur in the future or that we will ever sustain profitability on a quarterly or annual basis. To the extent that revenue declines or does not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenue or we are unable to adjust operating expense levels accordingly, your investment could be jeopardized.

We generate a substantial portion of our revenue from a limited number of customers, and if our relationships with such customers were harmed, our business would suffer.

As of and for the quarter ended September 30, 2007, we derived 86% of our total revenue from our two largest customers, and those customers represented 77% of our accounts receivable. Of those customers, both of them individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period. During the quarter ended September 30, 2007, Sprint Nextel Corporation represented 79% of our revenue for the quarter and Metro PCS, Inc. represented 8%.

As of and for the year ended June 30, 2007, we derived 87% of our total revenue from our two largest customers, and those customers represented 77% of our accounts receivable. Of those customers, both of them individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period. During the year ended June 30, 2007, Sprint Nextel Corporation represented 80% and T-Mobile USA, Inc. represented 7%.

As of and for the year ended June 30, 2006, we had four customers that collectively represented approximately 83% of our net revenue and 83% of our accounts receivable. Of those customers, all of them individually represented greater than 5% of net revenue, and three of them represented greater than 10% of net revenue for the period. During the year ended June 30, 2006, Sprint Nextel Corporation represented 43%, T-Mobile USA, Inc. represented 20%, General Dynamics Corporation represented 12% and Metro PCS Communications, Inc. represented 8% of net revenue.

We believe that a limited number of clients will continue to be the source of a substantial portion of our revenue for the foreseeable future. Key factors in maintaining our relationships with such customers include, without limitation, our performance on individual contracts and the strength of our professional reputation. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key customers are impaired, this could cause a significant decrease in our revenue, which would negatively impact our ability to generate income. In addition, our key customers could slow or stop spending on initiatives related to projects we are performing for them, and this, while outside our control, could materially impair our operating results.

Our recent rapid growth has created challenges for our management, systems and resources, and this may impact our ability to effectively manage future growth, if any, as a result.

We have grown rapidly during fiscal 2007. In early calendar 2007, we acquired three new businesses which have significantly expanded our operations, increased our number of employees, and extended our geographic footprint, and we are in the process of integrating these businesses into our existing operations. This rapid growth has placed a strain on our systems, processes, resources, management and other infrastructure and support mechanisms. We expect that any future growth may create additional challenges until such time as the integration of these acquisitions is more substantially complete. To manage the anticipated growth of our operations, we will be required to:

•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish relationships with additional vendors, suppliers and strategic partners and maintain and expand our existing relationships; and

•	hire, train, manage and retain additional personnel, especially qualified sales and marketing, business development and financial reporting personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted and our opportunity for success limited.

If we experience delays and or defaults in customer payments, we could be unable to cover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from our customers in amounts sufficient to cover expenditures on client projects as they are incurred. Delays in customer payments may require us to make a working capital investment, or obtain advances from our line of credit. If a customer defaults in making its payments on a project or projects in which we have devoted significant resources, it could have a material negative effect on our results of operations or negatively impact our financial covenants with our lenders.

If the percentage of our revenue derived from construction-related activities increases, our gross margins may suffer.

We have historically earned lower relative gross margins on engineering and construction-related activities. We typically perform our own network design-related, site acquisition-related services and hire subcontractors to perform engineering and construction services under our direct management. Subcontracted work generally carries lower profit margins than self-performed work. If the proportion of construction-related services we deliver increases, then our gross margins and net income may suffer.

Recent and continuing consolidations among wireless service providers may result in a significant reduction in our existing and potential customer base, and, if we are unable to maintain our existing relations with such providers or expand such relationships, we could have a significant decrease in our revenue, which would negatively impact our ability to generate income as well as result in lower profitability.

The level of merger activity among telecommunications operators has increased markedly in the past three years and this trend is continuing. One of our customers, Sprint, has merged with Nextel. These consolidations have and will reduce the number of companies composing that portion of our customer base consisting of wireless service providers. To the extent that these combined companies decide to reduce the number of their service providers, our already highly competitive market environment will become more competitive, at least in the short term, as the same number of service providers will seek business from a reduced number of potential customers. Because we have historically derived a significant portion of our revenue in any given year from a limited number of customers, we may not be able to reduce costs in response to any decrease in our revenue. If we are unable to maintain our existing relations with these companies or expand such relationships, we could have a significant decrease in our revenue, which would negatively impact our ability to generate income.

We may need additional working capital, the lack of which would likely have a significant negative impact on our ability to grow our business.

We may require additional working capital in order to fund the growth of our operations. If adequate funds are not available on terms acceptable to us, we may not be able to effectively grow our operations and expand our business. Our ability to fund our operations and corporate infrastructure is directly related to the continued availability of these and other funding sources.

In order to grow our business, we may incur significant operating, borrowing and other costs. Should our operations require additional funding or our capital requirements exceed current estimates, we could be required to seek additional financing in the future. We can provide no assurances that we would be able to raise such financing when needed or on acceptable terms. As a result, we may be forced to reduce or delay additional expenditures or otherwise delay, curtail or discontinue some or all of our operations. Further, if we are able to access additional capital through borrowings, such debt would increase our debt obligations, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our business is dependent upon our ability to keep pace with the latest technological changes.

The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments will result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenue from creating wireless networks that are based upon today’s leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing client preferences.

Our success is dependent on growth in the deployment of wireless networks and new technology upgrades, and to the extent that such growth slows, our business may be harmed.

Telecommunications carriers are constantly re-evaluating their network deployment plans in response to trends in the capital markets, changing perceptions regarding industry growth, the adoption of new wireless technologies, increasing pricing competition for subscribers and general economic conditions in the United States and internationally. If the rate of network deployment slows and carriers reduce their capital investments in wireless infrastructure or fail to expand into new geographic areas, our business may be significantly harmed.

The uncertainty associated with rapidly changing telecommunications technologies may also negatively impact the rate of deployment of wireless networks and the demand for our services. Telecommunications service providers face significant challenges in assessing consumer demand and in acceptance of rapidly changing enhanced telecommunications capabilities. If telecommunications service providers perceive that the rate of acceptance of next generation telecommunications products will grow more slowly than previously expected, they may, as a result, slow their development of next generation technologies. Moreover, increasing price competition for subscribers could adversely affect the profitability of carriers and limit their resources for network deployment. Any significant sustained slowdown will further reduce the demand for our services and adversely affect our financial results.

Delays in the adoption and deployment of next generation wireless networks could negatively affect the demand for our services and our ability to grow our revenue.

Wireless service providers may delay their development of next generation technology if, among other things, they expect slow growth in the adoption of such technology, reduced profitability due to price competition for subscribers or regulatory delays. For example, even though wireless service providers have made substantial investments worldwide in acquiring third generation, or 3G licenses, some providers have delayed deployment of 3G networks. Since we expect that a substantial portion of our growth will be derived from our services related to new technologies, further delays in the adoption and deployment of these technologies, such as 3G and fourth generation, or 4G, would negatively affect the demand for our services and our ability to grow our revenue.

We bear the risk of cost overruns in some of our contracts.

We conduct our business under various types of contractual arrangements. Under such contracts, prices are established, in part, on cost and scheduling estimates, which are based on a number of assumptions, including, without limitation, assumptions about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If those estimates prove inaccurate, or circumstances change, cost overruns may occur, and we could experience reduced profits or, in some cases, a loss for that project.

Our dependence on subcontractors and equipment manufacturers could adversely affect us.

We rely on third-party subcontractors as well as third-party equipment manufacturers to complete our projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price contracts, we could experience losses in the performance of these contracts. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

If we guarantee the timely completion or performance standard of a project, we could incur significant, additional costs.

In some instances, we guarantee to a customer that we will complete a project by a scheduled date. The contract sometimes provides that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project falls short of guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to cause the project to achieve such performance standards. In some cases, where we fail to meet those performance standards, we may also be subject to agreed-upon liquidated damages. To the extent that these events occur, the total costs of the project could exceed its original estimates and we could experience reduced profits or, in some cases, a loss for that project.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes that may negatively affect our results of operations.

We engage in engineering and construction activities for wireless networks where design, construction or systems failures can result in substantial injury or damage to third parties. Any liability in excess of insurance limits at locations engineered or constructed by us could result in significant liability claims against us, which claims may negatively affect our results of operations, perhaps materially. In addition, if there is a customer dispute regarding our performance of project services, the customer may decide to delay or withhold payment to us. If we were ultimately unable to collect on these payments, our results of operations would be negatively impacted, perhaps materially.

We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, we may incur significant costs in meeting workforce demands.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, they can be unreliable and may frequently change based on newly available information. In the case of our larger projects where timing is often uncertain, it is particularly difficult to project whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, we could incur costs resulting from reductions in staff or redundancy of facilities that would have the effect of negatively impacting our operating performance.

We may not be able to hire or retain a sufficient number of qualified engineers and other employees to meet our contractual obligations or maintain the quality of our services.

As a service business, our ultimate success depends significantly on our ability to attract, train and retain engineering, system deployment, managerial, marketing and sales personnel who have excellent technical and interpersonal skills. Competition for employees with the required range of skills fluctuates, depending on customer needs, and can be intense, particularly for radio frequency engineers. At times, we have had difficulty recruiting and retaining qualified technical personnel to properly and quickly staff large customer projects. In addition to recruitment difficulties, we must fully and properly train our employees according to our customers’ technology requirements and deploy and fully integrate each employee into our customers’ projects. Increased competition in the wireless industry is increasing the level of specific technical experience and training required to fulfill customer-staffing requirements. This process is costly and resource constraints may impede our ability to quickly and effectively train and deploy all of the personnel required to staff a large project.

Intense competition in the engineering and construction industry could reduce our market share.

We serve markets that are highly competitive and in which a large number of multinational companies compete. In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our operating performance.

We are vulnerable to the cyclical nature of the market we serve.

The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs. The telecommunications market, where we principally compete, is particularly cyclical in nature. Such industries have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and our performance may continue to be volatile, depending upon the demand for future projects in the industry.

We may experience significant fluctuations in our quarterly results as a result of uncertainties relating to our ability to generate additional revenue, manage expenditures and other factors, certain of which are outside of our control.

Our operating results have varied considerably in the past, and may continue to do so, due to a number of factors. Many of these factors are outside our control and include, without limitation, the following:

•	financing provided to potential customers;

•	the commencement, progress, completion or termination of contracts during any particular quarter;

•	the availability of equipment to deploy new technologies, such as 4G and broadband;

•	the growth rate of wireless subscribers, which has a direct impact on the rate at which new cell sites are developed and built; and

•	telecommunications market conditions and economic conditions generally.

Due to these factors, our results for a particular quarter, and therefore, our combined results for that same period, may not meet the expectations of investors, which could cause the price of our common stock to decline significantly.

Our stock price is volatile and purchasers of our common stock could incur substantial losses.

Historically, our stock price has been volatile. The stock market in general, and the market for telecommunications companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices. The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock, and general economic, industry and market conditions.

There is a lack of a public market for our shares, which limits our shareholders’ ability to sell their shares.

There is currently a limited public market for our shares, and we cannot assure you that a more active market for our stock will develop. Consequently, investors may not be able to liquidate their shares at a suitable price, or at all.

We have experienced, and expect to continue to experience, long sales cycles, we expect to incur significant costs to generate new business and our customer base may not experience growth commensurate with such costs.

Historically, purchases of our services by customers often entailed a lengthy decision-making process for the customer. Selecting wireless network deployment services involves substantial costs and has strategic implications. Senior management of the customer is often involved in this process, given the importance of the decision, as well as the risks faced by the customer if the services do not meet the customer’s particular needs. We may expend substantial funds and effort to negotiate agreements for these services, but may ultimately be unable to consummate agreements for services and expand our customer base. As a result of lengthy sales cycles, we expect to continue to incur relatively high costs to generate new business.

If we are unable to identify and complete future acquisitions, we may be unable to continue our growth.

We may not be able to identify additional, attractive acquisition opportunities. Even if we identify favorable acquisition targets, there is no guarantee that we can acquire them on reasonable terms or at all. If we are unable to complete attractive acquisitions, the growth that we have experienced over the last three fiscal years may decline.

We may be subject to additional liability for state sales tax.

In January 2007, we received an informal notice of assessment in the amount of $1.8 million from a state tax authority, including unpaid sales taxes, penalties and interest for the years 1998 through 2004. We had previously recorded $175 thousand in the year ended June 30, 2006 related to these potential taxes, and have increased our estimated reserve for the year ended June 30, 2007 to $0.6 million based on the notice from the taxing authority and our revised best estimate of the potential liability. Our best estimate may not be correct, and we could be required to pay the entire $1.8 million, with the possibility of additional penalties and interest, and also additional amounts for tax periods dating after 2004. If we owe any amounts over and above our estimate of $0.6 million, we will revise our accrued liabilities, and increase our selling, general and administrative expenses in the period when we become aware of these additional amounts, and this could materially impact our results of operations for that period.

We may not be able to register the shares of common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Notes Due 2008 and exercise of certain of our outstanding warrants, which may subject us to financial penalties.

On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma Opportunity Fund, LLC (“Sigma”) for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $3.0 million (the “Sigma Note”) and a warrant to purchase up to 1.5 million shares of our common stock (the “Sigma Warrant”). In addition, on February 2, 2007, we entered into Joinder Agreements to the Note Purchase Agreement with Pacific Asset Partners, LP (“Pacific”) and Operis Partners I, LLC (“Operis”) to issue a second and third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amounts of $1.0 (the “Pacific Note”) and $0.5 million (the “Operis Note”), respectively, and warrants to purchase up to 500,000 shares (the “Pacific Warrant”) and 250,000 shares (the “Operis Warrant”), respectively, of our common stock. On February 15, 2007, we entered into a fourth and final agreement with Sigma Berliner, LLC (“SBLLC”) to raise an additional $1.5 million through the issuance of another 7% Senior Subordinated Secured Convertible Note (the “SBLLC Note”) and warrant to purchase up to 750,000 shares of our common stock (the “SBLLC Warrant”) pursuant to the same terms and conditions as the December 29, 2006 Note Purchase Agreement. Sigma, Pacific, Operis and SBLLC are collectively referred to as the “Noteholders.” The Note Purchase Agreement requires that we file and make effective a registration statement with the Commission covering the shares of common stock issuable upon conversion of each of the 7% Senior Subordinated Secured Convertible Notes Due 2008 (collectively, the “Notes”) and exercise of the accompanying warrants (collectively, the “Warrants”). We were required to use our best efforts to have the Commission declare this registration statement effective prior to June 15, 2007, and we were unable to meet this deadline. Therefore, pursuant to the Note Purchase Agreement, we became subject to damages equal to 2% of the aggregate purchase price paid by each Noteholder for each of the first six months that we failed to meet the requirement. On September 27, 2007, we signed a Waiver and Amendment to Note Purchase Agreement (the “Waiver”) with the Noteholders whereby the Noteholders agreed to waive this damages clause in exchange for our agreement to lower the conversion price of the Notes from $1.10 to $1.00 per share. Pursuant to the Waiver to Note Purchase Agreement, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares. We cannot guarantee that we will be able to cause a registration statement covering the shares to be declared effective, or that we will be able to keep any such registration statement effective. If we are unable to meet the registration requirements set forth in the Waiver and Amended Note Purchase Agreement, we may be subject to additional damages.

Our 7% Senior Subordinated Secured Convertible Notes Due 2008 and the related Note Purchase Agreement contain restrictions that may limit our flexibility to take certain actions in the future, including raising additional capital.

The Notes contain provisions that, among other things, limit our ability to:

•	incur additional indebtedness;

•	transfer or sell substantially all of our assets;

•	incur liens;

•	issue certain securities; and

•	enter into transactions with affiliates.

In addition, if we issue any securities at prices below their fair market value on the date of issue (as defined in the Notes), the conversion price of the Notes and the exercise price of our outstanding warrants will be reduced proportionately, causing further dilution to our common shareholders. The Note Purchase Agreement also gives the purchasers preemptive rights to participate in any subsequent issuances of our securities. These and other restrictions in the Notes and the Note Purchase Agreement may prevent us from raising capital in the future on advantageous terms, or at all, and may restrict some of our operating flexibility.

A default on our debt obligations could result in foreclosure on all of our assets.

The Notes are secured by substantially all of our accounts, inventory, furniture, fixtures, equipment, general intangibles, patents, licenses, investment property, promissory notes, instruments, documents and tangible and electronic chattel paper (collectively, the “Collateral”), and all proceeds, products, rents and profits from the Collateral. In addition, we have secured additional financing through an $8.0 million credit facility with Presidential Financial Corporation of Delaware Valley (“Presidential”). An event of default with respect to either of these obligations could result in, among other things, the acceleration and demand for payment of all principal and interest due and the foreclosure on the Collateral. The sale of such Collateral at foreclosure would result in a substantial disruption in our ability to operate our business and could significantly lower our revenue and profitability. We may not be able to refinance or obtain extensions of the maturities of all or some of such debt only on terms that significantly restrict our ability to operate, including terms that place limitations on our ability to incur other indebtedness, to pay dividends, to use our assets as collateral for other financings, to sell assets or to make acquisitions or enter into other transactions. Such restrictions may adversely affect our ability to finance our future operations or to engage in other business activities. If we finance the repayment of our outstanding indebtedness by issuing additional equity or convertible debt securities, such issuances could result in substantial dilution to our stockholders.

FORWARD-LOOKING STATEMENTS

“Forward-looking” statements appear throughout this prospectus. We have based these forward-looking statements on our current expectations and projections about future events. The important factors listed in this prospectus under the heading entitled “Risk Factors,” as well as all other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in these “forward-looking” statements. It is important to note that the occurrence of the events described in these considerations and elsewhere in this prospectus could have an adverse effect on the business, results of operations or financial condition of the entity affected.

Forward-looking statements in this prospectus include, without limitation, the following statements concerning:

•	our financial condition and strategic direction;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the potential generation of future revenue;

•	our ability to adequately staff our service offerings;

•	opportunities for us from new and emerging wireless technologies;

•	our ability to obtain additional financing;

•	our growth strategy;

•	trends in the wireless telecommunications industry;

•	key drivers of change in our business;

•	our competitive position; and

•	other statements that contain words like “believe”, “anticipate”, “expect” and similar expressions that are also used to identify forward-looking statements.

It is important to note that all of our forward-looking statements are subject to a number of risks, assumptions and uncertainties, such as:

•	risks related to a concentration in revenue from a small number of customers;

•	risks associated with competition in the wireless telecommunications industry;

•	risks that we will not be able to generate positive cash flow;

•	risks that we may not be able to obtain additional financing;

•	risks that we will not be able to take advantage of new and emerging wireless technologies; and

•	risks that we will be unable to adequately staff our service offerings.

This list is only an example of the risks that may affect the forward-looking statements. If any of these risks or uncertainties materialize or fail to materialize, or if the underlying assumptions are incorrect, then actual results may differ materially from those projected in the forward-looking statements.

Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, without limitation, those discussed elsewhere in this prospectus. It is important not to place undue reliance on these forward-looking statements, which reflect our analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS

We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

The common stock offered by this prospectus will be issued upon the exercise of warrants at an initial exercise price of $0.01 per share. Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently quoted on the National Association of Securities Dealers-Over the Counter Bulletin Board (“OTCBB”), though the volume of trading in our common shares has been low and executed trades over the OTCBB have been sporadic, which has resulted in an inconsistent trading market for our shares. On September 16, 2005, our trading symbol was changed to “BERL.OB” to reflect, in part, our name change. Prior to that date, our stock was traded under the symbol “NVNW.OB.” Our common stock has been previously listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) and the OTCBB as follows:

From	To	Ticker	Market
September 17, 2005	Present	BERL	OTCBB
January 1, 2002	September 16, 2005	NVNW	OTCBB
December 12, 2000	December 31, 2001 *	NVNW	NASDAQ
November 22, 2000	December 11, 2000	EVNT	NASDAQ
August 25, 1999	November 21, 2000	EVNT	OTCBB
Prior to August 25, 1999		ADII	OTCBB
*Trading was halted by NASDAQ from July 30, 2001 until December 31, 2001.

The following table sets forth the high and low bid prices of our common stock on the applicable market for the quarterly periods indicated. On September 16, 2005, we effected a one share for each 300 shares reverse stock split that is reflected in the quarter ended September 30, 2005. Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions. Generally, the volume of trading in our common shares has been low and executed trades over the OTCBB have been sporadic, leading to relatively high volatility in the bid and ask prices for our shares.

Quarter Ending	Low	High
June 30, 2007	$1.01	$1.35
March 31, 2007	0.51	2.00
December 31, 2006	0.31	1.46
September 30, 2006	0.55	1.46
June 30, 2006	0.55	2.25
March 31, 2006	0.30	2.00
December 31, 2005	0.25	1.01
September 30, 2005	0.0091	0.25
June 30, 2005	2.40	7.50
March 31, 2005	2.40	8.40
December 31, 2004	1.50	8.40
September 30, 2004	6.60	10.20
June 30, 2004	6.30	9.00
March 31, 2004	6.00	9.60

As of October 22, 2007, there were 1,185 holders of record of our common stock.

The last reported trading price per share of our common stock was $1.20 on November 29, 2007. On November 27, 2007, the bid price for our common stock was $1.18 and the ask price was $1.25.

We have not paid cash dividends on our common stock nor do we anticipate doing so in the foreseeable future. Under the terms of the Notes, we are not permitted to pay any dividend or make any distribution on shares of our common stock held in treasury other than dividends or distributions payable only in shares of our common stock.

The total value of the common stock underlying the warrants covered by this prospectus, calculated using the most recently reported trading prices on the dates the related overlying securities were sold to the Selling Shareholders, would be $1,554,056.40.

Shares Eligible for Future Sale

The Selling Shareholders are offering only a portion of the securities that may be issued upon conversion or exercise of our securities. In addition to the shares offered by this prospectus, we are obligated to register (i) 6,000,000 shares of common stock that may be issued upon conversion of our 7% Senior Subordinated Convertible Notes due 2008; (ii) an additional 1,704,953 shares of common stock issuable upon the exercise of the remaining warrants at an initial exercise price of $0.01 per share; and (iii) 175,000 shares of common stock issuable upon the exercise of warrants at an initial exercise price of $0.55 per share.

In addition to the shares offered by this prospectus that are issuable upon conversion or exercise of our outstanding securities, there are 1,028,572 of our shares that are issuable upon exercise of outstanding warrants held by Punk, Ziegel & Company, L.P. and the former owners of Digitcom.

We have also issued options under our benefit plans to our employees, officers and directors to purchase up to 1,457,146 additional shares, which shall be registered upon their issuance pursuant to our registration statement on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) filed on August 4, 2000, as amended. As of June 30, 2007, 501,426 of those options were exercisable within 60 days.

An additional 13,331,854 outstanding shares not offered by this prospectus are held by affiliates of ours, including 13,196,644 shares held by Old Berliner. These shares may only be sold pursuant to the time, manner and volume restrictions set forth in Rule 144 under the Securities Act. In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an “affiliate” of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume of the outstanding shares of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about us. A person (or persons whose shares are aggregated) who is not an “affiliate” of the Company during the 90 days immediately preceding a proposed sale by such person and who has beneficially owned “restricted securities” for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale, public information or notice requirements. As defined in Rule 144, an “affiliate” of an issuer is a person that directly or indirectly controls, or is controlled by, or is under common control with such issuer. In general, under Rule 701 under the Securities Act as currently in effect, any employee, consultant or advisor of the company who purchases shares from the company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

On November 15, 2007, the SEC adopted an amendment to Rule 144 that will, among other things, shorten the holding period for restricted securities from one year to six months. Accordingly, upon effectiveness of the amendment to Rule 144, additional shares of our common stock may become eligible for sale that are not currently eligible for sale under Rule 144, due to the reduced holding period.

The volume of trading in our common shares has been low and executed trades over the OTCBB have been sporadic, which has resulted in an inconsistent trading market for our shares and no predictions can be made of the effect, if any, that future sales of shares of common stock described above, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock.

As of October 31, 2007, a total of 3,885,142 of our issued and outstanding shares were held by persons who are not affiliates of ours.

Stock Option Plans

At June 30, 2007, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan” and together with the 1999 Plan, the “Plans”). We also have outstanding options that were granted outside of the Plans.

The 1999 Plan provides for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors (the “Board”). The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plan is 15% of the total outstanding common stock, provided that no more than 13,333 options (adjusted for the reverse stock split on September 16, 2005) can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options (adjusted for the reverse stock split on September 16, 2005) that expire no later than ten years after the date the stock option is granted.

The following table provides information, as of June 30, 2007, with respect to all compensation plans and individual compensation arrangements under which equity securities are authorized for issuance to employees or non-employees:

	(A)		(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation on plans approved by security holders	1,424,942	(a)	$19.67	1,425,712

Equity compensation on plans not approved by security holders	18,704		$6,786.00	None
	1,443,646	(b)	$107.33	1,425,712

(a)	Represents options granted under the Plans, each of which was approved by our stockholders.

(b)	Represents options granted under stand-alone option agreements, which were not associated with the Plans, and which vested over three or four year periods.

SELECTED FINANCIAL DATA

The following table presents consolidated selected financial information. The statement of operations data for the years ended June 30, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere herein. The statement of operations data for the three months ended September 30, 2007and 2006 and the six months ended June 30, 2004, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such period. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

On February 19, 2005, we entered into the Acquisition. The Acquisition was settled through the issuance of a controlling interest in our common stock. Therefore, Old Berliner is deemed to be the acquirer for accounting purposes. Since Old Berliner’s accounting year-end was December 31 prior to the transaction, we are reporting year end numbers as of December 31, 2004 and the interim six-month period ended June 30, 2005. After the Acquisition, we adopted the accounting year-end of June 30.

The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere herein. We operate in two business segments: providing (1) infrastructure equipment construction and technical services and (2) real estate acquisition and zoning services, primarily to wireless communications carriers.

(Amounts in thousands except per share data)

	Three months Ended		Year Ended			Six Months Ended		Year Ended
	September 30,		June 30,			June 30,		December 31,
	2007	2006	2007	2006		2005	2004	2004
Statement of Operations data:	(Unaudited)						(Unaudited)
Revenue	$23,142	$7,805	$55,135	$39,325		$10,196	$7,422	$15,286
Gross margin	6,517	2,089	17,860	11,123		2,857	2,495	5,681
Operating income (loss)	825	(552)	2,767	1,435		(1,090)	(612)	(775)
Net income (loss) allocable to common shareholders	39	(562)	1,112	(18,681	)(1)	$(1,190)	(628)	(836)
Net income (loss) allocable to common shareholders per share:
Basic	$0.00	$(0.03)	$0.07	$(1.38)		$(2.36)	$(9.31)	$(12.41)
Diluted	$0.00	$(0.03)	$0.06	$(1.38)		$(2.36)	$(9.31)	$(12.41)

Weighted average number of shares outstanding:
Basic	17,082	17,035	17,035	13,582		504	67	67
Diluted	20,951	17,035	19,062	13,582		504	67	67

Balance Sheet data:
Current assets	$31,378	$10,345	$27,167	$13,522		$6,687	$4,271	$4,567
Total assets	38,514	10,964	34,303	14,256		7,516	5,036	5,193
Current liabilities	24,627	8,080	20,699	10,911		5,455	3,175	3,887
Long-term debt, net of debt discount and current portion	6,064	166	5,964	187		254	720	431
Stockholders' equity	6,997	2,718	6,907	3,158		1,807	1,083	874

(1)
On September 16, 2005, we recorded a deemed dividend of approximately $19.9 million due to the reduction in the conversion price of our outstanding convertible preferred stock in computing net loss applicable to common stockholders. The deemed dividend on preferred stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes that are set forth under the heading “Financial Statements and Supplementary Data” elsewhere in this prospectus.

Business

We are a leading contractor to the wireless communications industry, providing a wide range of services. Our core activities include real estate site acquisition and zoning; infrastructure equipment construction and installation; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some or all of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and government agencies and municipalities. Our customers rely on us to assist them in planning, site location and leasing. For a more complete discussion of our business, see the section of this prospectus entitled “Business.”

On February 28, 2007, we entered into an Asset Purchase Agreement with Digital Communication Services, Inc. (“Digitcom”) and its affiliates for the purchase of certain of its assets in Arlington, Texas. This acquisition has expanded and strengthened our presence in Texas and the Southeast region. On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian. This acquisition has expanded our presence in Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington, and added offices in Salem, Oregon, Tempe, Arizona and Salt Lake City, Utah. We have been pleased with the success of the integration of both Digitcom and Radian into our existing organization, and with the high quality of the employees that came over to us through these transactions. These acquisitions have expanded our customer base and have had a positive impact on our fiscal 2007 financial results. We believe they will improve our overall financial profile going forward.

Summary of Operating Results

The following table presents consolidated selected financial information. The statement of operations data for the three months ended September 30, 2007, and 2006, has been derived from our unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such period. We operate in two business segments: providing (1) infrastructure equipment construction and technical services and (2) real estate acquisition and zoning services to wireless communications carriers.

	Three months ended
	September 30,
	2007	2006
Statement of Operations Data:
Revenue	$23,142	$7,805
Gross margin	6,517	2,089
Operating income (loss)	825	(552)
Net income (loss) allocable to common shareholders	39	(562)

Net income (loss) allocable to common shareholders per share:
Basic	$0.00	$(0.03)
Diluted	$0.00	$(0.03)

	September 30,	June 30,
	2007	2007
Balance Sheet Data:
Current assets	$31,378	$27,167
Total assets	38,514	34,303
Current liabilities	24,627	20,699
Long-term debt, net of debt discount and current portion	6,064	5,964
Stockholder's equity	6,997	6,907

Three months ended September 30, 2007, compared to three months ended September 30, 2006

Revenue

	Three Months Ended September 30,
	2007	2006	Increase
Infrastructure construction and technical services	$18,485	$5,388	$13,097
Real estate acquisition and zoning services	4,657	2,417	2,240
Total	$23,142	$7,805	$15,337

We had revenue of $23.1 million for the three months ended September 30, 2007, versus $7.8 million for the three months ended September 30, 2006. This represents an increase of $15.3 million, or 197%. This increase is primarily due to significant growth in our infrastructure construction and technical services segment and to significant awards of new business from our top customers. In addition, approximately $3.8 million of this increase is attributable to the acquisitions of Digitcom and Radian that we closed in the third and fourth quarters of the fiscal year ended June 30, 2007.

Revenue from infrastructure construction and technical services increased $13.1 million, or 243% for the three months ended September 30, 2007 as compared to the three months ended September 30, 2006 and accounted for approximately 80% and 69% of total revenue for those periods, respectively. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $3.0 million, or 23% of the increase. The balance of the increase is primarily due to significant new awards of business from our largest customers.

Revenue from real estate acquisition and zoning segment increased $2.2 million, or 93% for the three months ended September 30, 2007 as compared to the three months ended September 30, 2006, and accounted for approximately 20% and 31% of total revenue for those periods, respectively. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $0.8 million, or 35% of the increase. Most of the remaining increase resulted from increased activity with our largest customers.

We recognize revenue from infrastructure construction and network services contracts on the percentage of completion method of accounting and real estate site acquisition and zoning services on the completed contract method.

Costs of Revenue

	Three Months Ended September 30,
	2007	2006	Increase
Infrastructure construction and technical services	$12,836	$4,290	$8,546
Real estate acquisition and zoning services	3,789	1,426	2,363
Total	$16,625	$5,716	$10,909

Our cost of revenue was $16.7 million and $5.7 million for the three months ended September 30, 2007 and 2006, respectively. This represents an increase of $10.9 million, or 191%, during a period when sales increased 197%. These amounts represent 72% and 73% of total revenue for the three months ended September 30, 2007 and 2006, respectively. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $3.0 million, or 28% of the increase.

The cost of revenue for our infrastructure construction and technical services segment increased $8.5 million for the three months ended September 30, 2007 as compared to the three months ended September 30, 2006. This represents an increase of approximately 199% during a period when sales for this segment increased 243%. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $2.5 million of the total cost of revenue for this segment during the three months ended September 30, 2007.

The cost of revenue for our real estate acquisition and zoning segment increased $2.4 million for the three months ended September 30, 2007. This represents an increase of approximately 166% during a period when sales for this segment increased 93%. The primary reason for the increase being greater than the revenue increase was an increase in the use of subcontractors to supplement our existing workforce during the period in order to satisfy our customers requirements. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $0.5 million of the total cost of revenue for this segment during the three months ended September 30, 2007.

 Gross Margin

Our gross margin for the three months ended September 30, 2007, was $6.5 million as compared to $2.1 million for the three months ended September 30, 2006. Our gross margin as a percentage of revenue was approximately 28% for the three months ended September 30, 2007, as compared to 27% for the three months ended September 30, 2006.

The gross margin for our infrastructure construction and technical services segment was $5.6 million and $1.1 million for the three months ended September 30, 2007 and 2006, respectively.

The gross margin for our site acquisition and zoning services segment was $0.9 million and $1.0 million for the three months ended September 30, 2007 and 2006, respectively.

 Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2007 was $5.5 million as compared to $2.6 million for the three months ended September 30, 2006. This represents an increase of approximately $2.9 million, or 111% during a period when revenue increased 197%. $1.2 million of this increase represents additional expenses relating to the operations of the markets we acquired in the third and fourth quarters of fiscal 2007. $0.9 million represents additional expenses relating to payroll in existing markets relating to increased staffing levels necessary to facilitate the increased sales and expected continued growth of our existing operations. Additionally, we recognized increased spending of approximately $0.2 million in insurance premiums and $0.2 million in rent.

Depreciation and Amortization

Depreciation recorded on fixed assets during the three months ended September 30, 2007, totaled approximately $0.1 million as compared to approximately $57 thousand for the three months ended September 30, 2006. The increase was primarily caused by an increase in purchases of property and equipment, including those acquired through the acquisitions of Digitcom and Radian. Amortization of intangible assets acquired as the result of the abovementioned acquisitions resulted in amortization expense of approximately $81 thousand.

Interest Expense

We recognized $0.4 million in interest expense during the three months ended September 30, 2007 as compared to $29 thousand during the three months ended September 30, 2006. This increase was primarily caused by additional debt incurred related to our financing transactions with Sigma and the other participating noteholders, our issuance of a promissory note as part of the purchase price for our acquisition of Digitcom, and our expanded line of credit with Presidential.

Amortization of Deferred Financing Fees and Accretion of Debt Discount

We recognized $0.4 million in amortization of deferred financing fees and interest accretion caused by the issuance of warrants related to our financing transactions with Sigma and the other participating noteholders during the three months ended September 30, 2007. There were no similar charges during the three months ended September 30, 2006.

Income Taxes

We recorded income tax expense of $42 thousand and $0 for the three months ended September 30, 2007 and 2006, respectively. For the three months ended September 30, 2007, the income tax expense was calculated as follows:

Federal Income Tax expense	$180
State Income Tax expense	37
Total current income tax provision	217

Change in deferred tax assets:
Federal	(146)
State	(29)
Total increase in deferred tax assets	(175)
Current income tax expense	$42

Year ended June 30, 2007, compared to the year ended June 30, 2006

Revenue

	Fiscal Years Ended
	June 30,
	2007	2006	Increase
Infrastructure construction and technical services	$43,501	$35,506	$7,995
Real estate acquisition and zoning	11,634	3,819	7,815
Total Revenues	$55,135	$39,325	$15,810

We had revenue of $55.1 million for the year ended June 30, 2007, versus $39.3 million for the year ended June 30, 2006. This represents an increase of $15.8 million, or 40%. This increase is primarily due to significant growth in our infrastructure construction and technical services segment and to significant awards of new business from our top customers. In addition, approximately $6.5 million of this increase is attributable to the Digitcom and Radian acquisitions in the third and fourth quarters of the fiscal year. For these same reasons, we expect our revenue to continue to increase during the fiscal year ending June 30, 2008.

Revenue from infrastructure construction and technical services increased $8.0 million, or 23% for the year ended June 30, 2007 as compared to the year ended June 30, 2006, and accounted for approximately 79% and 90% of total revenue for these years, respectively. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $5.9 million, or 73% of the increase.

Revenue from real estate acquisition and zoning increased $7.8 million, or 205% for the year ended June 30, 2007 as compared to the year ended June 30, 2006, and accounted for approximately 21% and 10% of total revenue for these years, respectively. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $0.6 million, or 8% of the increase. We expect this mix of segment revenue to remain substantially the same during the fiscal year ending June 30, 2008.

We recognize revenue from infrastructure construction and technical services on the percentage of completion method of accounting and real estate acquisition and zoning services on the completed contract method of accounting.

Cost of Revenue

	Years Ended
	June 30,
	2007	2006	Increase
Infrastructure construction and technical services	$29,674	$25,538	$4,136
Real estate acquisition and zoning	7,601	2,664	4,937
Total Cost of Revenue	$37,275	$28,202	$9,073

Our cost of revenue was $37.3 million and $28.2 million for the years ended June 30, 2007 and 2006, respectively. This represents an increase of $9.0 million, or 32%, during a period when sales increased 40%. These amounts represent 68% and 72% of total revenue for the years ended June 30, 2007 and 2006, respectively.

Cost of revenue for infrastructure construction and technical services increased $4.1 million for the year ended June 30, 2007 as compared with the year ended June 30, 2006. This represents an increase of approximately 16% during a period when sales for this segment increased 23%. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $5.9 million of the total cost of revenue for this segment during Fiscal 2007.

Cost of revenue for real estate acquisition and zoning services increased $4.9 million for the year ended June 30, 2007 from the similar period ended June 30, 2006. This represents an increase of approximately 185% during a period when sales for this segment increased 205%. Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $0.6 million of the total cost of revenue for this segment during Fiscal 2007.

Gross Margin

	Years ended June 30,
	2007		2006
	Amount	%	Amount	%
Infrastructure construction and technical services	$13,827	32%	$9,968	28%
Real estate acquisition and zoning	4,033	35%	1,155	30%
Total gross profit	$17,860	32%	$11,123	28%

Our gross margin for the years ended June 30, 2007 and 2006 was $17.9 million and $11.1 million, or 32% and 28% of revenue, respectively. Gross margins increased primarily because of increased revenue from real estate acquisition and zoning, which has higher gross margins, and a trend towards obtaining longer-term projects which enable us to plan the projects in a more efficient manner.

Selling, General and Administrative Expenses

	Years ended June 30,
	2007	2006	Increase
Infrastructure construction and technical services	$11,964	$8,315	$3,649
Real estate acquisition and zoning	2,650	1,133	1,517
Total selling, general and administrative expenses	$14,614	$9,448	$5,166

Selling, general and administrative expenses for the year ended June 30, 2007 was $14.6 million as compared to $9.4 million for the year ended June 30, 2006. This represents an increase of approximately $5.2 million, or 55% during a period when revenue increased 40%. $1.9 million of this increase represents additional expenses relating to the operations of the markets we acquired in the third and fourth quarters of fiscal 2007. $1.7 million represents additional payroll expenses in existing markets relating to increased staffing levels necessary to facilitate the increased sales and expected continued growth of our existing operations. Additionally, we recognized increased spending of approximately $0.3 million in insurance premiums, $0.4 million in accounting and legal fees and $0.4 million for an additional provision for potential New Jersey sales taxes. For a more detailed discussion of our potential New Jersey sales tax exposure, see Note 7 of our Consolidated Financial Statements and to our Risk Factors which are presented elsewhere in this prospectus.

Depreciation and Amortization

Depreciation and amortization expense for the year ended June 30, 2007 was $0.5 million as compared to $0.2 million for the year ended June 30, 2006. This represents an increase of $0.3 million. The increase was primarily caused by an increase in purchases of property and equipment, including those acquired through the acquisitions of Digitcom and Radian. For a more complete discussion of the accounting for these acquisitions, see Note 13 of our Consolidated Financial Statements presented elsewhere in this prospectus. The increase also includes approximately $0.1 million in amortization of approximately $0.5 million of customer relationships and $0.5 million of covenants not to compete acquired as the result of the abovementioned acquisitions.

Interest Income and Expense

Interest income for the year ended June 30, 2007 was $37 thousand, an increase of $23 thousand from $14 thousand for the year ended June 30, 2006. This increase was caused by the additional cash and cash equivalents we received as a result of our financing transactions with Sigma Opportunity Fund and its affiliates and non-affiliated co-investors during the second and third quarters of fiscal 2007 (the “Sigma Transactions”). For a more complete discussion of the Sigma Transactions, see Note 10 of our Consolidated Financial Statements presented elsewhere in this prospectus.

Interest expense for the year ended June 30, 2007 was $1.2 million. This represents an increase of $1.1 million from $0.1 million for the year ended June 30, 2006. This increase was caused by additional debt incurred related to the Sigma Transactions, our issuance of a promissory note as part of the purchase price for our acquisition of Digital Communications Services, Inc., and our expanded line of credit with Presidential Financial. Included in the year ended June 30, 2007 results are $0.3 million in amortization of deferred financing fees and $0.5 million in interest accretion caused by the issuance of warrants related to the Sigma Transactions.

Financing Fees

During Fiscal 2007, we entered into the Note Purchase Agreement with the Noteholders to issue the Notes. The Notes were initially convertible at $1.10 per share (subject to adjustment). In the aggregate, the Notes were initially convertible into a total of 5,454,545 shares of our common stock. In addition, we issued the Warrants to purchase up to an aggregate of 3,000,000 shares of our common stock with an initial exercise price of $0.01.

Pursuant to the Note Purchase Agreement, we agreed to register the shares of common stock issuable upon conversion of the Notes and upon exercise of the Warrants (collectively, the “Registrable Shares”) for resale under the Securities Act. We agreed to file with the Commission a Registration Statement with respect to the Registrable Shares, which was filed with the Commission on March 19, 2007, and to cause the Registration Statement to become effective on or before June 15, 2007.

We were unable to have the Registration Statement declared effective by the Commission prior to June 15, 2007. Therefore, pursuant to the Note Purchase Agreement, we became subject to liquidated damages equal to 2% of the aggregate purchase price paid by each purchaser for each of the first six months that we failed to meet the requirement, resulting in a maximum liquidated damages exposure of $0.7 million (the “Liquidated Damages”). On September 27, 2007, we signed the Waiver with the Noteholders whereby the Noteholders agreed to amend the Note Purchase Agreement to, among other things, eliminate the provision which gave rise to the Liquidated Damages in exchange for our agreement to amend the Notes to lower the conversion price from $1.10 to $1.00 per share. Pursuant to the Waiver, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the Warrants. We are obligated to register substantially all of the shares that may be registered on the form of registration statement (a) available to us at the time of such registration statement is filed, (b) under which an “at the market” offering may be made on a delayed or continuous basis under Securities Act Rule 415, and (c) which shall not be considered or deemed to be a primary offering of securities by the Commission. In order to comply with our obligation, we are filing this registration statement to register approximately 1,295,047 of the shares of our common stock which are issuable upon exercise of the Warrants. We also agreed to use our best efforts to maintain the effectiveness of this or any other registration statement we file with respect to those shares. The reduction in the conversion price of the Notes will result in the holders of our common stock being diluted by an additional 545,455 shares in the event all of the Notes are converted.

This resulted in our recognizing a financing fee of $0.7 million as a non-cash charge to other expense in our statement of operations. This amount is based on the estimated value of the reduction of the conversion price from $1.10 to $1.00 per share, which we estimated to be equal to the amount of the maximum exposure of our liquidated damages.

Income (Loss) in Equity Investments

For the year ended June 30, 2006, income from equity investments resulted from our minority investment in Paciugo that was accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating income or loss is included in income or loss from equity investments. We sold our interest in Paciugo on December 30, 2005 and recorded a gain of $0.2 million.

Deemed Preferred Dividends

For the year ended June 30, 2006, the deemed dividend on our Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred stockholders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount was deemed to represent a return to the preferred stockholders and, therefore, was treated in a manner similar to dividends paid to stockholders of the preferred stock in the calculation of earnings per share.

Income Tax Expense

In prior years, the Company has reduced its deferred tax assets and liabilities through the use of a valuation allowance because, in the opinion of management, based on the information available to it at the time, it was more likely than not that the benefits to be derived from these assets would not be realized. This opinion was based, among other things, on the history of net losses. Based on information currently available to BCI management, it now appears more likely than not that these net deferred tax assets will be realized. This resulted in the reversal of the valuation allowance the Company had recognized in prior years, resulting in reducing our current provision for income taxes by $738 thousand.

Fiscal year ended June 30, 2006 compared to six months ended June 30, 2005

Revenue

We had revenue of $39.3 million for the year ended June 30, 2006, versus $10.2 million for the six months ended June 30, 2005. Revenue from infrastructure equipment construction and installation contracts accounted for approximately 90% and 89% in the year ended June 30, 2006, and in the six months ended June 30, 2005, respectively. Revenue from real estate site acquisition and zoning services accounted for approximately 10% and 11% of our total revenue for these same periods, respectively. The increase in revenue in the year ended June 30, 2006, versus the six months ended June 30, 2005, is due to an additional six months of operations and the increased spending from our customers in infrastructure and equipment construction and installation and radio frequency engineering in order to improve their networks in preparation for future offerings of video and music and reduced spending in real estate acquisition and zoning services. We recognize revenue from infrastructure and equipment construction and installation contracts on the percentage of completion method of accounting and real estate site acquisition and zoning services upon the identification of an acceptable site and when the lease is signed between the landlord and the customer.

Cost of Revenue

Our cost of revenue was $28.2 million for the year ended June 30, 2006, versus $7.3 million for the six months ended June 30, 2005.

Gross Margin

Our gross margin for the year ended June 30, 2006, was $11.1 million or 28% of revenue as compared to $2.9 million or 28% of revenue for the six months ended June 30, 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased during the year ended June 30, 2006, to $9.4 million from $3.8 million in the six months ended June 30, 2005. The increase in selling, general and administrative expenses during the year ended June 30, 2006, as compared to the six months ended June 30, 2005, resulted primarily from the additional six months of operations, additional costs due to an increased number of employees and additional office and warehouse facilities to handle our increased revenue. Selling, general and administrative expenses as a percentage of revenue decreased from 38% to 24% in the year ended June 30, 2006, as compared to the six months ended June 30, 2005 due to the increased revenue during the year ended June 30, 2006, without a corresponding increase in our selling, general and administrative expenses.

Selling, general and administrative expenses for the year ended June 30, 2006 consisted primarily of approximately (i) $5.9 million of salaries and benefits, (ii) $0.8 million of business insurance, (iii) $0.4 million of professional services, (iv) $0.6 million of office rents, (v) $0.4 million of travel and entertainment, (vi) $0.3 million of office expenses including telephone and utilities, (vii) $0.2 million of repairs and maintenance and (viii) $0.8 million of other general operating expenses.

Depreciation

Depreciation recorded on fixed assets during the year ended June 30, 2006, totaled approximately $0.2 million, as compared to approximately $0.1 million for six months ended June 30, 2005. The increase in depreciation is due to the sale of certain fixed assets and other fixed assets becoming fully depreciated and the comparison of a year versus six months.

Loss in Equity Investments

Loss in equity investments results from our minority ownership interest in Paciugo that was accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating loss is included in equity in loss of investments. We sold our interest in Paciugo on December 30, 2005 and recorded a gain of $0.2 million.

Other (Income) Expense

Other (income) expense during the year ended June 30, 2006, totaled expense of approximately $85 thousand, as compared to approximately $4 thousand for the six months ended June 30, 2005. The expense was comprised of an estimated liability for state sales tax for prior years offset by the recovery of approximately $88 thousand of legal fees previously expensed, which had been paid on behalf of a third party.

Deemed Preferred Dividends

The deemed dividend on our Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders as of the date of the Voting Agreement over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount was deemed to represent a return to the preferred holders and therefore, has been treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Revenue

We had revenue of $10.2 million for the six months ended June 30, 2005 as compared with $7.4 million for the similar period ended June 30, 2004. This represents an increase of $2.8 million, or 37%. The increase in revenue for the six months ended June 30, 2005 as compared to the similar period ended June 30, 2004 was primarily caused by increased spending from our customers in infrastructure construction and technical services in order to improve their networks in preparation for future offerings of video and music services, and reduced spending in real estate acquisition and zoning services.

Revenue from infrastructure construction and technical services increased $3.1 million, or 53%, and accounted for approximately 89% and 80% of our total revenue for the six month periods ended June 30, 2005 and 2004, respectively.

Revenue from real estate acquisition and zoning services decreased $0.4 million, or 25%, and accounted for approximately 11% and 20% of our total revenue for the six month periods ended June 30, 2005 and 2004, respectively.

Cost of Revenue

Our cost of revenue was $7.3 million and $4.9 million, respectively, for the six months ended June 30, 2005 and 2004. These amounts represent 72% and 66% of total revenue for the six months ended June 30, 2005 and 2004, respectively.

Gross Margin

Our gross margin for the six months ended June 30, 2005 and 2004 was $2.9 million and $2.5 million, or 28% and 34% of revenue, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased approximately $0.9 million, or 30% to $3.8 million during the six months ended June 30, 2005 as compared to $2.9 million in the six months ended June 30, 2004. The increase in selling, general and administrative expenses resulted primarily from general administration costs of approximately $0.6 million from Novo that included the salaries of two of our senior executives, legal and accounting fees associated with the Acquisition, business insurance and office expenses. In addition to the costs associated with the Acquisition, we incurred additional costs due to an increased number of employees and additional warehouse facilities to handle our increased revenue.

Depreciation

Depreciation expense during the six months ended June 30, 2005 totaled approximately $0.1 million as compared to approximately $0.2 million for the six months ended June 30, 2004. The decrease was primarily caused by the sale of certain property and equipment and other fixed assets which became fully depreciated.

Loss in Equity Investments

Loss in equity investments results from our minority ownership in Paciugo that was accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating loss is included in equity in loss of investments.

Liquidity and Capital Resources

As of September 30, 2007 and for the three months ended September 30, 2007

At September 30, 2007, we had consolidated current assets of approximately $31.4 million, including cash and cash equivalents of approximately $73 thousand and net working capital of approximately $6.7 million. Historically, we have funded our operations primarily through operating cash flow, the proceeds of private placements of our common stock and borrowings under loan arrangements. The principal use of cash during the three months ended September 30, 2007 was to repay part of our line of credit with Presidential and to fund the increase in accounts receivable, including a significant increase in unbilled accounts receivable, which increased approximately $6.2 million due to increased revenue during the three months ended September 30, 2007 and late payments made by one of our largest customers relating to problems with their accounts payable software system. Subsequent to September 30, 2007, significant improvements in processing our payments have been made and our customer has corrected many of the problems with their system.

It should be noted that at December 31, 2007, $5.2 million of our long-term debt will be reclassified from long-term debt to current.

In September 2003, we entered into a revolving credit facility with Presidential. On April 3, 2007, we amended this facility to, among other things, increase the availability under the credit facility to $8.0 million. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus one and one-half percent (1.5%). As of September 30, 2007, the prime rate was 8.25%. In addition, we pay .25% per month on the average daily balance.

The credit facility is secured by substantially all of BCI’s assets and a guarantee from Berliner. The balance outstanding at September 30, 2007 was $3.7 million. The revolving credit facility has a term of twelve months and currently matures on April 3, 2008, and we can elect to renew on a month-to-month basis thereafter.

On December 29, 2006, we entered into a Note Purchase Agreement with Sigma for the issuance and sale of the Sigma Note and the Sigma Warrant.

On February 2, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Pacific and Operis and issued the Pacific Note and the Pacific Warrant to Pacific and the Operis Note and the Operis Warrant to Operis, all on substantially the same terms as the Sigma Note and Sigma Warrant.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, to issue the Sigma Berliner Note and the Sigma Berliner Warrant, also on substantially the same terms as the Sigma Note and Sigma Warrant.

The Notes are each junior to our existing $8.0 million line of credit with Presidential. We will make periodic payments of interest throughout the life of the Notes. On September 27, 2007, we signed the Waiver with the Noteholders to lower the conversion price of the Notes from $1.10 to $1.00 per share.

On February 28, 2007, in connection with the Asset Purchase Agreement with Digitcom, J&J Leasing Partnership and the shareholders of Digitcom for the purchase certain of the assets of Digitcom, we issued a promissory note to J&J Leasing Partnership (the “J&J Note”) in the amount of $1.75 million. The principal amount and any accrued and unpaid interest thereon is due and payable quarterly for a three year period ending on March 1, 2010. The outstanding principal amount of the J&J Note bears interest at the rate of 8.25% per year. The J&J Note is secured by certain land and buildings sold to us by J&J Leasing Partnership. The balance outstanding at September 30, 2007 was $1.5 million.

Our ability to satisfy our current obligations is dependent upon our cash on hand, borrowings under our credit facility with Presidential, borrowings under the Notes and the operations of BCI. Our current obligations consist of capital expenditures, debt service and funding working capital. In the event we do not continue to generate positive cash flow, or if we incur unanticipated expenses for operations and are unable to acquire additional capital or financing, we will likely have to reassess our strategic direction, make significant changes to our business operations and substantially reduce our expenses until such time as we achieve positive cash flow.

As of September 30, 2007, our backlog was approximately $50.1 million as compared to $30.9 million as of June 30, 2007, and we currently anticipate completing those backlog orders by March 31, 2008.

The net cash provided by (used in) operating, investing and financing activities for the three months ended September 30, 2007, and 2006, is summarized below:

	Three months ended
	September 30,
	2007	2006
Net cash (used in) provided by operating activities	$(85)	$557
Net cash (used in) investing activities	(288)	(16)
Net cash (used in) financing activities	(2,037)	(662)

Cash (used in) provided by operating activities.

Net cash used in operating activities in the three months ended September 30, 2007 was approximately $85 thousand and net cash provided by operating activities in the three months ended September 30, 2006 was approximately $0.6 million. During the three months ended September 30, 2007, cash flow provided by operating activities primarily resulted from operating income, net of non-cash charges, of approximately $0.6 million, which represents an increase of $0.9 million from the three months ended September 30, 2006. This increase was primarily caused by net income of $39 thousand as compared to a loss of $0.6 million, and increases in non-cash charges of $0.2 million in depreciation and amortization, $98 thousand in amortization of deferred financing fees and $0.3 million in accretion of interest expense resulting from the issuance of warrants. We also realized an increase in accounts receivable of approximately $6.2 million due to increased revenue during the three months ended September 30, 2007 and late payments made by one of our customers relating to problems with the customer’s electronic accounts payable systems, and an increase in inventories of approximately $0.2 million due to anticipated increased usage. These were partly offset by a decrease in accounts payable of approximately $1.5 million and a decrease in accrued liabilities of approximately $4.4 million. In the three months ended September 30, 2006, cash provided by operating activities primarily resulted from an operating loss, net of non-cash charges, of approximately $0.4 million, a decrease in accounts receivable of approximately $3.1 million, a decrease in accounts payable of approximately $1.3 million and a decrease in accrued liabilities of approximately $0.7 million.

Cash used in investing activities

Net cash used in investing activities was approximately $0.3 million and $16 thousand in three months ended September 30, 2007 and 2006, respectively, and was primarily used for the purchase of fixed assets.

Cash used in financing activities

Net cash used in financing activities was approximately $2.0 million in the three months ended September 30, 2007 and $0.7 million in the three months ended September 30, 2006. During the three months ended September 30, 2007, net cash used in financing activities consisted of net repayments against our line of credit with Presidential of $1.8 million and repayment of long-term debt related to the Digitcom acquisition of $0.2 million. During the three months ended September 30, 2006, net cash used in financing activities consisted of payments against our credit facility net of borrowings of approximately $0.5 million and reductions of other debt obligations of approximately $0.2 million.

We believe our existing cash, cash equivalents and line of credit will be sufficient to meet our cash requirements for the remainder of fiscal year 2008. However, we may be required, or could elect, to seek additional funding within the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of capital expenditures to support our contracts and expansion of sales and marketing. We cannot assure that additional equity or debt financing will be available on acceptable terms, or at all. Our sources of liquidity beyond twelve months, in management’s opinion, will be our then current cash balances, funds from operations, if any, and our current credit facility and any additional equity or credit facilities we can arrange. We have no other agreements or arrangements with third parties to provide us with sources of liquidity and capital resources beyond twelve months.

Contractual Obligations

The following represents our contractual obligations over the next five years as of June 30, 2007:

	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt obligations	$7,934	$684	$6,679	$529	$42	$-	$-
Amounts representing interest	878	558	292	26	2	-	-

Capital lease obligations	251	55	50	54	49	42	1
Amounts representing interest	64	21	18	13	8	4	-

Operating lease obligations	1, 213	769	288	156	-	-	-
	$10,340	$2, 087	$7,327	$778	$101	$46	$1

Critical Accounting Policies

Revenue Recognition

Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized under the completed contract method of accounting. Revenue associated with multiple element contracts reflects the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.

Risks and Uncertainties

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables. Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligations. Accounts receivable are written off when they are considered to be uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Effects of Inflation

We do not believe that the businesses of our subsidiaries are impacted by inflation to a significantly different extent than the general economy. However, there can be no assurance that inflation will not have a material effect on operations in the future.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASF Statement No. 109, (FIN 48), which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FIN 48 will have a material impact on our results from operations or financial position.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for the fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact, if any, that SFAS 157 will have on its consolidated financial statements upon adoption.

In September 2006, the Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Specifically, SAB 108 states that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our results of operations or financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact, if any, that SFAS 159 will have on its consolidated financial statements upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of interest rates and other risks. As of September 30, 2007, we had borrowings under our line of credit of approximately $3.7 million. We believe that the effects of changes in interest rates are limited and would not materially affect profitability.

BUSINESS

Our Company

We were originally incorporated in Delaware in 1987 as Adina, Inc. Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc.

On February 18, 2005, Novo entered into the Acquisition with Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc. Berliner is now the public reporting entity, and all of our operations are run out of Berliner’s wholly-owned subsidiary, BCI. Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to Berliner and its consolidated subsidiary BCI.

Prior to the Acquisition, Old Berliner provided wireless carriers with comprehensive real estate site acquisition, construction and zoning services. Old Berliner was founded in 1995, and over the course of the following years, its service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carried on the operations of Old Berliner.

On February 28, 2007, BCI entered into an Asset Purchase Agreement with Digitcom and its affiliates for the purchase of certain of its assets in Arlington, Texas. This acquisition has expanded and strengthened our presence in Texas and the Southeast region. On April 16, 2007, we entered into an Asset Purchase Agreement with Radian to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian. This acquisition has expanded our presence in Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington, and adds offices in Salem, Oregon, Tempe, Arizona and Salt Lake City, Utah. We have been pleased with the success of the integration of both Digitcom and Radian into our existing organization, and with the high quality of the employees that came over to us through these transactions. These acquisitions have expanded our customer base and we believe these acquisitions will improve our overall financial profile going forward.

With the consummation of these acquisitions, BCI is now a leading self-performing, full service vendor to the wireless communications industry, providing a wide range of services, on a nationwide basis. Our core activities include real estate site acquisition and zoning; infrastructure equipment construction and installation; network services; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some combination of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and government entities. Our customers rely on us to assist them in planning, site location and leasing of space for wireless communication transmission systems.

An Overview of Our Markets and Products

We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning services. Our infrastructure construction and technical services segment consists of the following service lines: infrastructure equipment construction and installation, radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management, specialty communication services and configured solutions. Our real estate acquisition and zoning segment stands as a separate service line. Each of these lines, as well as the business of our real estate acquisition and zoning segment, is described below.

Infrastructure Equipment Construction and Installation. Infrastructure equipment construction and installation services are the key drivers of our business, and the majority of our revenue comes from this service offering. The quality of the installation work in a wireless telecommunications system build-out is one of the most critical aspects of its performance. Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator, or in some cases, equipment and materials are ordered to modify an existing site. Depending on our customers’ needs, we could be involved in all aspects of site acquisition, construction and installation. Installation could involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers. Once we finish this part of the process, we install equipment and landscape the site. The site is now ready to be put into service once the remainder of the network is completed. Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built. Every site is then tested with a simulation to see what levels of line loss exist and how the transmission systems perform. We manage everything from “one-off” projects involving a single site to “long-range” installation projects, possibly involving several hundred sites. These large projects involve significant planning and project management skills that we believe distinguish us from many of our competitors, particularly our smaller competitors.

Radio Frequency and Network Design and Engineering. Toward the end of the 1990’s, we saw that our industry was undergoing additional changes and took the opportunity to enter yet another service area. Specifically, we noticed that companies in the wireless industry were reducing their engineering services staff in order to cut internal costs, but were still in need of such services. In response, we added radio frequency and network design and engineering services to our portfolio. Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area. The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints. Based on such initial guidelines, we identify and rank potential sites. This process is known as identifying “search rings.”

Radio Transmission Base Station Modification. We currently perform cellular base station upgrades and modifications for wireless telecommunications carriers. This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers, and is essential for enhancing network capacity and paving the way to the deployment of third generation, or 3G, and fourth generation, or 4G, systems. In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM. Carriers generally entrust this kind of work only to trained, capable vendors, such as BCI, who can reliably and successfully complete the work at each site during such timeframes.

In-Building Network Design, Engineering and Construction. We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, casinos, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange (“PBX”) technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks (“SONETs”) and campus connections.

Project Management. We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site. Project management includes vendor management, project planning and preparation, budget tracking, and engineering and construction coordination. A single project may involve thousands of individual sites, and we believe our ability to manage projects of this size and complexity distinguishes us from some of our competitors who do not have the experience or resources that we do in this area.

Specialty Communication Services. Our newly acquired specialty communication services division provides enhancements to existing wireless and wired telephone and computer networks designed to improve productivity for a specified application by transmitting data, voice or video information in situations where land line networks are non-existent, more difficult to deploy or too expensive. We believe this business presents a significant growth opportunity for us, and we intend to grow this aspect of our business during fiscal 2008.

Configured Solutions. In early fiscal 2008, we introduced a configured solutions service offering, designed to supplement our other business lines by providing logistics services to our customers and to other third parties that may not have the facilities, resources or capabilities that we do. These services will include transportation, tracking, storing and delivering of equipment, and configuring and testing equipment at our locations. Our diverse geographic locations provide an excellent platform for these services, and we have the expertise in-house for the testing and configuration work. We believe this will provide an additional source of revenue, allow us to further utilize existing resources and facilities and provide yet another service that our customers need and not all of our competitors can offer.

Real Estate Site Acquisition and Zoning. We began our business providing primarily real estate site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities. In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment. The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations. Facility owners are generally eager to earn additional income from their properties. We generate fees by introducing telecommunications companies and real estate managers. We identify appropriate properties, negotiate the transactions and handle the administrative details. We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities, and offer customers assistance in acquiring the necessary permits, entitlements and approvals that are required by various municipalities. We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation. Project management includes vendor management, project preparation and engineering and construction coordination.

Industry Background

Wireless Telecommunications Networks

Wireless telecommunications networks are built using radio-based systems that allow a telephone or data terminal to communicate without a metallic or optical cord or wire equipment. The life cycle of a wireless network continually evolves and consists of several phases, including strategic planning, design, deployment, expansion, operations and maintenance. During the strategic planning phase, operators pursue the licenses necessary to build out a wireless system and make decisions about the type of technology and equipment to be used, where it will be located and how it will be configured. Technical planning and preliminary engineering designs are often required to decide on a deployment strategy and determine construction costs and the revenue generating ability of the wireless system.

Following acceptance of a wireless network design, access to land or building rooftops must be secured for towers or telecommunications equipment, including radio base stations, antennae and supporting electronics. Each site must be qualified in a number of areas, including zoning ordinance requirements, regulatory compliance and suitability for construction. Detailed site location designs are prepared and radio frequency engineers review interference to or from co-located antennae. Construction and equipment installation then must be performed and site performance is measured after completion of construction. Finally, professional technicians install and commission the new radio equipment, test it, integrate it with existing networks and tune the components to optimize performance.

Once a wireless network becomes operational and the number of subscribers increases, the system must be expanded to increase system coverage and capacity. In addition, the wireless system must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources. Operations and maintenance also involves tuning the network to enable operators to compete more effectively in areas where there are multiple system operators.

Finally, as new technologies are continuously developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies. Overlaying new technologies, such as late second generation, third generation and fourth generation (“2.5G”, “3G” and “4G,” respectively), onto an existing network or deploying a new network requires operators to reengage in the strategic planning, design, deployment, expansion, operations and maintenance phases of a new cycle in the life of an existing or new network. Our primary business today is modifying existing sites by overlaying new technologies, as well as developing new sites for wireless carriers and others.

Growth and Evolution of the Wireless Telecommunications Industry

Worldwide use of wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for the mass business and consumer markets. The rapid growth in wireless telecommunications is driven by the dramatic increase in wireless telephone usage, as well as strong demand for wireless Internet and other data services. According to the Cellular Telecommunications and Internet Association, there were approximately 233 million wireless subscribers in the United States in 2006, an increase of 2% over the prior year that accounted for approximately $127 billion wireless service revenue, an increase of 10% from the prior year.

Wireless access to the Internet is in an early stage of development and growing rapidly as web-enabled devices become more accessible. Demand for wireless Internet access and other data services is accelerating the adoption of new technologies, such as those embodied in 3G and 4G, to enable wireless networks to deliver enhanced data capabilities. Examples of wireless data services include e-mail, messaging services, Wi-Fi, WiMax, music on-demand, m-banking, locations-based services and interactive games. Recently, one of our major customers, Sprint, has announced its commitment to developing a WiMax network. We believe that as new technologies are introduced, network upgrades will become necessary, and we will be well-positioned to assist our customers with the required upgrade work as we have the technical expertise, experience and capabilities to handle this work on a large scale, on a nation-wide basis.

Industry Challenges

During the past several years, the major wireless carriers began evaluating their costs for engineering and constructing wireless sites and, as a result, those expenses became an important issue. At that time, several well-funded private and public firms entered the industry as high-level general contractors. These larger companies, sometimes referred to as “consolidators”, include such companies as Bechtel Corporation and General Dynamics Corporation. These and other similarly situated companies put themselves between the larger wireless service providers, like Sprint, Nextel, AT&T Wireless Services, Inc., Cingular Wireless Services, Inc., and T-Mobile USA, Inc., and their former contractors, such as us, by negotiating flat rate pricing. Many contracting firms entered into agreements with limited knowledge of the actual cost to complete the work, resulting in many lower than market bids. As a result, many smaller subcontractors could not compete at such reduced margins. During 2004, the wireless carriers also significantly reduced the number of sites they were going to build. These factors contributed to industry attrition in the equipment construction and installation sector. They also had a severe negative effect on the profitability of companies such as ours. Today, we have the size, scope and resources to establish direct-to-carrier relationships. In addition, carriers are contracting with original equipment manufacturers, or OEMs, such as Ericsson, Nokia and Motorola, to perform installation services, and we have been working directly with these OEMs to assist with these installation projects.

Position in Industry

We believe that the large wireless carriers have not been entirely satisfied with their experience with some of the large contracting or project management firms, and that this dissatisfaction created an opportunity for full service, “self-performing” firms, such as BCI, with the ability to handle significant volume, to take over a portion of the work currently being performed by such firms. Now that we have become what is known as a “tier one” service provider, we now receive purchase orders directly from the end user customer, the wireless carriers. This situation enhances our profitability by removing a layer of costs from our projects. We expect to continue to benefit from new developments in wireless technology and additional consolidation in the telecommunications industry.

Key Drivers of Change in Our Business

The key drivers of change in the wireless telecommunications industry have been:

•	the issuance of new or additional licenses to wireless service providers;

•	the introduction of new services or technologies;

•	the increase in the number of subscribers served by wireless service providers;

•	the increasing complexity of wireless systems in operation;

•	the current consolidation in the telecommunications sector; and

•	the increase in spending to rebuild and improve other communications networks, such as Public Safety Networks.

Each of these key drivers is discussed below:

The issuance of new or additional licenses to wireless service providers. The Federal Communications Commission, or FCC, has, and we expect it will continue to, issue new licenses to wireless service providers that we believe will present new opportunities for us. For example, the FCC is set to auction a significant number of licenses in the 700 MHz spectrum in January 2008. This introduction of new licenses allows new entrants into the industry who will need to develop new networks. After receiving new or additional licenses necessary to build out their wireless systems, wireless service providers must make decisions about what type of technology and equipment will be used, where it will be deployed and how it will be configured. In addition, detailed site location designs must be prepared and radio frequency engineers must review interference to or from co-located antennae. Construction and equipment installation must then be performed and professional technicians must install and commission the new radio equipment, test and integrate it with existing networks and tune the components to optimize performance. We believe we are well positioned to service these needs.

The introduction of new services or technologies. Although wireless service providers traditionally have relied upon their internal engineering workforces to address a significant portion of their wireless network needs, the rapid introduction of new services or technologies in the wireless market and the need to reduce operating costs in many cases have resulted in wireless service providers and equipment vendors focusing on their core competencies. As a result, wireless service providers are outsourcing an increasing portion of their network services development work to companies such as ours. For example, the FCC, in November of 2003, began requiring wireless service providers to provide local number portability, or LNP, to customers, which makes it easier for consumers to switch wireless service providers by giving consumers the ability to do so without changing their phone numbers. LNP increases the complexity of call processing, number administration, service assurance and network operations. We believe that nearly every United States-based wireless service provider has been and will continue upgrading its network in order to mitigate the potential for customer termination, or churn, as a result of the implementation of LNP. Such efforts involve providing both additional network capacity and expanded geographic coverage to address wireless customers’ perceptions of network quality, and therefore, wireless service providers have retained firms such as ours that can supplement or replace their internal resources and assist with this network development and enhancement.

The increase in the number of wireless subscribers served by wireless providers. The increase in the number of subscribers served by wireless service providers, with the concomitant increase in usage by those subscribers and scarcity of wireless spectrum, require such carriers to expand and optimize system coverage and capacity to maintain network quality. The wireless system also must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources.

The increasing complexity of wireless systems in operation. As new technologies are developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies in order to maintain their market share. For example, overlaying new technologies, such as 3G and 4G, with an existing network or deploying a new network requires wireless service providers to reengage in the strategic planning, design, deployment, expansion, operations and maintenance phases of a new cycle in the life of an existing or new network.

The current consolidation in the telecommunications sector. In light of recent consolidation in the telecommunications sector, wireless service providers are faced with issues regarding the integration of separate telecommunications networks. This may provide us with the opportunity to provide services relating to performing network compatibility testing and resolving integration solutions. We provide significant modification work to existing networks besides the construction of new wireless sites.

The increase in spending to rebuild and improve other communications networks, such as Public Safety Networks. There has been and we believe there will continue to be increased spending on rebuilding and improving other communications networks, including wireless and wired data, video and voice networks, particularly those dedicated to public safety and homeland security communications. We currently service this growing market, and we plan on developing further expertise and adding resources to this area, specifically through the growth of our Specialty Communications Services division.

Plan of Operation

We believe it will be necessary to take the following steps within the next 12 months in order to meet our revenue goals and to achieve increased profitability:

Increase Staffing. As a service provider, our potential for growth will be limited, notwithstanding an increased demand for our services, to the extent that we do not have the ability to hire and retain individuals with the requisite technical and field knowledge to provide such services. Because the services we offer are diverse and our geographic footprint has grown significantly during fiscal 2007, particularly in light of our acquisition of Radian, we may experience difficulty obtaining the appropriate level of staffing support at our various locations in a timely and cost-effective manner. In addition, we will need to attract new and retain our existing management teams to continue to effectively and efficiently run our operations as we grow internally and through acquisitions across the country.

Increase Business Development Activities. We recognize the need to increase our focus on business development and customer retention. We anticipate achieving this result though a variety of means, including, without limitation, increased exposure at trade shows and customer-sponsored events. We will also seek to assemble a business development team dedicated entirely to our efforts in this area, which we expect will include diversification of our customer base.

Increase Subcontractor Base. As we experience increased demand for our services, we will have to be flexible and utilize subcontractors in order to meet construction schedules to the extent we are unable to staff such jobs with existing staff. We have a robust qualification process for our subcontractors, and we believe our ability to locate and retain high quality, reliable subcontractors that meet our qualifications will be a significant part of our ability to achieve our growth goals.

Increase Marketing Activities. Although we have achieved recognition in the wireless area, we believe that our typical customer may not be aware of our entire range of services. For example, one set of our customers may recognize us for our site acquisition and zoning or infrastructure equipment construction and installation services, without being aware that we also provide radio frequency and network design and engineering services. Accordingly, we have recognized a need to create and implement a marketing plan, quite possibly with the assistance of a professional marketing firm, with specific industry experience, to market us as a provider of the full range of wireless services. Our integrated service package might be of interest, not only to potential customers looking for complete “turn-key” solutions, but also clients who are more interested in an “a la carte” approach to their wireless needs.

Continue to Seek Strategic Acquisitions and Integrate Recent Acquisitions. We will continue to look for acquisitions of compatible businesses that can be assimilated into our organization, expand our geographic coverage and add accretive earnings to our business. Our preferred acquisition candidates will have (i) service offerings that supplement, and not necessarily overlap with, our existing service offerings, (ii) an expansive customer base that will allow us to diversify our customer concentration, and (iii) a favorable financial profile. In Fiscal 2007, we acquired the assets and businesses of Digitcom and Radian, and these acquisitions have expanded our customer base, geographic presence, and our number of employees. Our ability to continue to successfully manage this growth and the integration of these companies will be material to our success in fiscal 2008. We fully expect these acquisitions to improve our overall financial profile.

Competition

The telecommunications industry is highly competitive. Because we offer such a wide breadth of service offerings, it is difficult to identify our competitors, because there are many companies providing services similar to some aspect of what we do. However, we currently believe that our most significant competitors include Site Acquisition Consultants, SBA Communications, Inc., Broken Arrow, Inc., Wireless Facilities Inc., NSORO LLC, Goodman Networks Inc., Bechtel Corporation, and General Dynamics Corporation. Some of these competitors have greater capital resources, longer operating histories, larger customer bases, and more established industry relationships than we do. We attempt to distinguish ourselves from our competitors by being large enough to provide the resources our customers need on a nationwide, self-performing basis, while still maintaining our ability to be responsive, on a local level, to customer specific tasks that arise during any given engagement for services.

Government Regulation

Although we are not directly subject to any FCC or similar government regulations, the wireless networks that we design, deploy and manage are subject to these requirements. Those requirements dictate that the networks meet certain radio frequency emission standards, not cause unallowable interference to other services, and in some cases, accept interference from other services. Those networks are also subject to certain state and local government regulations and requirements.

Major Suppliers and Vendors

Historically, we have relied upon our own employees and subcontractors to perform services in order to fulfill our contractual obligations. Currently, the costs attributable to subcontractors represent approximately 65% of our cost of revenue. Over 40% of our subcontractor costs relate to fees paid to electrical and architectural and engineering (“A&E”) firms, as we do not hold electrical or A&E licenses in any of the jurisdictions where we operate. We do not rely on any one subcontractor, and we utilize subcontractors that meet our qualification standards, timeframes and the contractual requirements of our customers.

Major Customers

For the three months ended September 30, 2007, we derived 86% of our total revenue from our two largest customers. Of those customers, both of them individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period. In the three months ended September 30, 2006, five customers represented approximately 90% of our total revenue. Of those customers, three of them individually represented greater than 5% of net revenue, and two of them represented greater than 10% of net revenue for the period.

As of and for the year ended June 30, 2007, we derived 87% of our total revenue from our two largest customers, and those customers represented 77% of our accounts receivable. Of those customers, both of them individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period. During the year ended June 30, 2007, Sprint Nextel Corporation represented 80% and T-Mobile USA, Inc. represented 7%.

As of and for the year ended June 30, 2006, we had four customers that collectively represented approximately 83% of our net revenue and 83% of our accounts receivable. Of those customers, all of them individually represented greater than 5% of net revenue, and three of them represented greater than 10% of net revenue for the period. During the year ended June 30, 2006, Sprint Nextel Corporation represented 43%, T-Mobile USA, Inc. represented 20%, General Dynamics Corporation represented 12% and Metro PCS Communications, Inc. represented 8% of net revenue.

Seasonality

Incidents of inclement weather, particularly in the winter months, hinder our ability to complete certain outdoor activities relating to the provision of our services. Demand for our services is typically higher in the last few months of the calendar year, due primarily to acceleration of most customers’ capital expenditures for completing year-end projects, with a corresponding decrease in activity during the first few months of the following calendar year, typically because customers are evaluating their plans for such capital expenditures for the coming year during that period.

Backlog

As of September 30, 2007, our backlog was approximately $50.1 million as compared to $30.9 million as of June 30, 2007, and we currently anticipate completing those backlog orders by March 31, 2008. As of June 30, 2007 and 2006, our backlog was approximately $30.9 million ($16.9 million in infrastructure construction and technical services and $14.0 million in real estate acquisition and zoning) and $9.5 million, respectively. We currently anticipate completing those backlog orders by December 31, 2007.

Employees

As of September 30, 2007, we employed 360 full-time and 4 part-time employees. We anticipate the need to increase our work force as additional contracts for projects are received. None of our employees are represented by labor unions.

Properties

As of September 30, 2007, we had leases or contractual arrangements to utilize approximately 145,787 square feet for our operations, as set forth below:

Location	Size in Square Feet	Description	Monthly Cost	End of Lease Term

20 Bushes Lane	15,800	Office and warehouse space	$8,637	December 2008
Elmwood Park, NJ
97 Linden Avenue *	13,000	Office and warehouse space	$15,220	June 2008
Elmwood Park, NJ
270 Market St.	34,780	Office and warehouse space	$19,500	April 2013
Saddlebrook, NJ
1100 Taylors Land	10,209	Office and warehouse space	$3,615	November 2008
Cinnaminson, NJ
45 Stouts Lane	5,000	Office and warehouse space	$3,125	November 2011
Monmouth Junction, NJ
7402 Virginia Manor Road	9,580	Office and warehouse space	$8,513	June 2008
Beltsville, MD
215 Pineda	4,500	Office and warehouse space	$1,968	September 2008
Longwood, FL
2580 N. Powerline Road	7,600	Office and warehouse space	$7,176	February 2010
Pompano Beach, FL
1210 West Alameda Drive	2,460	Office space	$1,883	Month-to-month
Tempe, AZ
95 Ryan Drive	6,500	Office space	$4,063	March 2010
Raynham, MA
810 West Collins Avenue	10,000	Office and warehouse space	$7,920	June 2008
Orange, CA
4550 Cooper Sage Street	3,750	Office space	$4,257	May 2008
N. Las Vegas, NV
4280 25th Street NE	6,000	Office and warehouse space	$1,830	Month-to-month
Salem, OR
Diamond Business Park	4,000	Office space	$1,800	Month-to-month
47 South Orange Street
Salt Lake City, UT
15030 Highway 99	12,608	Office and warehouse space	$6,934	March 2010
Lynwood, WA
* One third of the office space is sub-leased

We also own 0.9 acres of property, including office and warehouse facilities, in Arlington, Texas.

LEGAL PROCEEDINGS

We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Our executive officers and the members of our Board, along with their ages, are as follows:

Name	Age	Position
Richard B. Berliner	54	Chairman of the Board, Chief Executive Officer and Class II Director
Raymond A. Cardonne, Jr.	41	Chief Financial Officer
Michael Guerriero	46	Chief Operating Officer
Nicholas Day	38	General Counsel and Secretary
Mark S. Dailey	49	Director
Peter J. Mixter	55	Director
Mehran Nazari	47	Director
John Stevens Robling, Jr.	57	Director
Thom Waye	42	Director

Our Board is divided into three classes, with our Class II Directors serving until the 2007 Annual Meeting of Stockholders, our Class III Directors serving until the 2008 Annual Meeting of Stockholders, and our Class I Director serving until the 2009 Annual Meeting of Stockholders.

Richard B. Berliner, 54, has been one of our directors and our Chief Executive Officer and Chairman of the Board since February 2005. He has been the Chief Executive Officer and Chairman of the Board of Old Berliner since 1995. He previously served as Executive Vice President of Communications Development Systems and responsible for managing sales, marketing and customer activities for construction services to wireless carriers. Mr. Berliner also held multiple senior executive positions with AAT Communications, Inc., a communications-oriented property management firm, and Drive Phone, Inc., a major distributor of wireless telephones and services. He received a Bachelor of Arts degree from Rutgers University.

Raymond A. Cardonne, Jr., 41, was appointed as our Chief Financial Officer in November 2007. Prior to joining the Company, Mr. Cardonne served as the Chief Financial Officer and Treasurer of Refac Optical Group, a then AMEX-listed retail optical chain with over 500 locations, from August 2000 until February 2007. From December 1997 until August 2000, he served as a Vice President of Refac responsible for technology licensing and commercialization. Prior to joining Refac, Mr. Cardonne was a Vice President of Corporate Development at Technology Management & Funding, L.P., a limited partnership formed to create and develop early stage technology-based companies, from December 1994 through November 1997. Mr. Cardonne also worked for NEPA Venture Funds, an early-stage venture capital firm. Mr. Cardonne received his Bachelor of Science degree and Masters of Business Administration from Lehigh University.

Michael S. Guerriero, 46, is our Chief Operating Officer, a role he assumed in February 2006. He previously served as our Executive Vice President of the Technical Services organization from February 2004 to January 2005. From July 2001 to December 2003, Mr. Guerriero held the position of Area Vice President at Sprint responsible for the PCS/wireless network build-out in the Northeast Region. Prior to that position, he was the Director of Engineering for the Northeast and was responsible for the initial design and deployment of the Sprint PCS/wireless network in the NY/NJ/CT metro area. His professional career spans over 20 years and includes a number of technical and leadership positions in the defense and telecommunication industries. Mr. Guerriero received a Bachelor of Science degree in Electrical Engineering from the New Jersey Institute of Technology and is a licensed Professional Engineer.

Nicholas Day, 38, is our General Counsel and corporate secretary, a role he assumed in October 2006. Prior to joining us, Mr. Day served as Senior Corporate Counsel for Net2Phone, Inc., a then Nasdaq-listed provider of voice over Internet protocol, or VoIP, telephony products and services. Prior to Net2Phone, Mr. Day served as Associate General Counsel for WorldGate Communications, Inc., a Nasdaq-listed provider of personal video telephony products. Mr. Day began his career as a business attorney with the law firm of Saul Ewing, LLP. Mr. Day received his A.B. degree from Duke University and his J.D. degree from Villanova University School of Law.

Mark S. Dailey, 49, has been one of our directors since February 2006. Mr. Daily is a private investor who from 1999 to 2004 held senior executive management positions including Executive Vice President, Sales and Marketing of Intralinks, Inc., a venture-funded secure document distribution company, Chief Operating Officer of LexiQuest, Inc., a technology-based company exploiting linguistics and natural language processing in developing software tools to manage, access and retrieve large Intranet document collections and Chief Operating Officer of Medcast Networks, a venture capital-backed start-up delivering comprehensive medical information to physicians. From 1986 to 1999, Mr. Dailey held various senior level positions with Bloomberg Financial Markets, a global leader in the delivery of international real-time financial information. Prior to joining Bloomberg, Mr. Dailey worked for several investment banking firms.

Mark S. Dailey has been designated by the previous holders of the Company’s preferred stock pursuant to the terms of that certain Voting Agreement executed in connection with the Acquisition. We, along with the previous holders of the Company’s preferred stock and Old Berliner agreed that, beginning on the date we filed an amendment to our certificate of incorporation, which occurred on September 16, 2005, (the “Effective Time”) until the date that the previous holders of the Company’s Series B Convertible Preferred Stock and the Series D Convertible Preferred Stock (the “Converted Preferred Stockholders”) collectively hold less than 30% of the shares of Common Stock held by the Converted Preferred Stockholders at the Effective Time, Old Berliner will nominate for election, vote all shares of the Company’s Common Stock that Old Berliner now holds or will hold in the future for, and otherwise support, one individual designated by the holders of 75% of the Common Stock held by the Converted Preferred Stockholders to the Company’s Board, assuming that there are five directors, or such other number of director designees as will equal 20% of the total membership of the Company’s Board in the event of any increase in the size of the Board. Old Berliner also agreed not to vote to remove any such director designee unless such removal is requested in writing by holders of 75% of the Common Stock then held by Converted Preferred Stockholders. If any such director designee ceases, for any reason, to serve as a member of the Company’s Board during his or her term of office, Old Berliner also agreed to vote all shares of the Company’s Common Stock that Old Berliner now holds or will hold in the future for the election of such new director designee as will be recommended in writing by the holders of 75% of the Common Stock then held by such Converted Preferred Stockholders.

Peter J. Mixter, 55, has been one of our directors since July 2004. Since May 30, 2006, Mr. Mixter has been Managing Director and Head of the Healthcare Industry Practice of Sanders Morris Harris Group, an investment bank. He was a private investor from 1999 to 2006. From 1980 to 1999, Mr. Mixter was employed by Lehman Brothers, an investment bank, serving most recently as Managing Director of the Healthcare Corporate Finance Group and as a member of the Global Healthcare Management Committee. Prior to joining Lehman Brothers, Mr. Mixter served as an Assistant Secretary and Lending Officer for the New England Division of Manufacturers Hanover Trust. He received a Bachelor of Arts degree from the University of Vermont and a Masters in Business Administration degree from Columbia University Graduate School of Business. Since June 2006, Mr. Mixter has been a director of Greyshrike European Master Fund, a European hedge fund, and a director of three related companies: Greyshrike European Fund, Greyshrike Capital (Cayman) Limited and Greyshrike General Partner Limited.

Mehran Nazari, 47, has been one of our directors since February 2005. Mr. Nazari has been the President and Chief Operating Officer of Advanced Generation Telecom Group, Inc., a wireless and telecommunications consulting and strategic planning company since 2001. From 2000 to 2001, he was Director of Engineering of Kurtis & Associates, PLC, another wireless and telecommunications consulting and strategic planning company. Prior to 2000, he was a senior partner and the Director of Engineering at Lukas, Nace, Gutierrez and Sachs, PC. He received a Bachelor of Science degree from George Washington University.

John Stevens Robling, Jr., 57, has been one of our directors since June 2001 and is also currently Chairman of our Audit Committee. He is Managing Director of the Liati Capital, LLC. He also served in various capacities, including as the Company’s Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, from September 22, 1999, through August 31, 2000. Prior to his appointment to these positions, Mr. Robling was Chief Financial Officer of AxisTel Communications, Inc., one of the Company’s subsidiaries, and PhoneFree.com, Inc. (now Gemini Voice Solutions, Inc.) also an affiliate of the Company. Before joining AxisTel in 1998, Mr. Robling was an independent financial advisor and specialized in offering private equity investment services to various clients. From 1992 to 1997, Mr. Robling was Senior Managing Director, principal, member of the board of directors and member of the investment committee of Hamilton Lane Advisors, Inc. Hamilton Lane is a private equity-consulting firm headquartered in Philadelphia. Prior to joining Hamilton Lane, Mr. Robling was a Vice President at Lazard Freres & Co. in its International Mergers and Acquisitions Departments. He was also a member of the Country Advisory Group, an informal partnership among Lazard Freres & Co., S.G. Warburg and Lehman Brothers, which advised the sovereign governments of developing countries. In connection with these engagements, Mr. Robling provided financial advisory services to national telecommunications authorities and multinational telecommunications companies. Mr. Robling received a Bachelor of Arts degree, with distinction, from Georgetown University and a Masters of Business Administration degree from the University of Chicago.

Thom Waye, 42, has been one of our directors since December 2006. Mr. Waye currently serves as the manager of Sigma. Prior to forming Sigma in August 2003, Mr. Waye was a partner and managing director at ComVest Venture Partners, L.P. from 2000 to 2003. Before joining ComVest, Mr. Waye was at AIG from 1996 to 2000, where he was a vice president in the private equity group, responsible for fund-raising and fund development. In addition, Mr. Waye previously led Motorola’s and Unisys’ New York based non-banking, financial services sales and marketing efforts. Mr. Waye holds an MBA in Accounting and Finance from the University of Chicago Graduate School of Business and a B.Sc. in Management Information Systems and Marketing from Syracuse University. Mr. Waye is the Chairman of the Board of Directors of Avatech Solutions, Inc. (OTC BB: AVSO), a public company providing design and engineering technology products and services for the manufacturing, engineering, building design and facilities management markets.

Mr. Waye became one of our directors on December 29, 2006 and serves on the Board as a designee of Sigma. Pursuant to the provisions of the Note Purchase Agreement we entered into with Sigma, so long as the note issued pursuant to that agreement remains outstanding or Sigma beneficially owns at least 5% of our Common Stock, Sigma will have the right to nominate a director to our Board. We are obligated to use our best efforts to cause such nominee, as well as all reasonably suited future designees, to be elected to our Board.

The Board and its Committees

The business of the Company is managed under the direction of the Board. The Board interacts with management and meets on a regular basis during the Company’s fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings or acts by unanimous written consent when an important matter requires Board action between scheduled meetings. During the fiscal year ended June 30, 2007, the Board had six special meetings and acted by unanimous written consent on seven occasions. Each member of the Board participated in at least 75% of such Board and applicable committee meetings held during the fiscal year and the period during which he was a director. One member of the Company’s Board attended the 2006 Annual Meeting of Stockholders. While we encourage all of the Company’s directors to attend the Company’s Annual Meeting of Stockholders, the Board has not adopted any specific policy regarding such attendance.

The Board is currently comprised of Richard B. Berliner, Mark S. Dailey, Peter J. Mixter, Mehran Nazari, John Stevens Robling, Jr. and Thom Waye. Messrs. Dailey, Mixter, Nazari and Robling are considered by the Company to be “independent” as that term is defined by Rule 4200(a)(15) of the National Association of Securities Dealers Manual (“Rule 4200(a)(15)”). Mr. Berliner serves as Chairman of the Board.

The Audit Committee

The Audit Committee recommends to the Board the appointment of the firm selected to serve as the independent registered public accountant for the Company and its subsidiaries and monitors the performance of any such firm. It also reviews and approves the scope of the audit and evaluates, with the independent registered public accountant, the Company’s audit and annual financial statements, reviews with management the status of internal accounting controls, evaluates issues having a potential financial impact on the Company which may be brought to the Audit Committee’s attention by management, the independent registered public accountant, or the Board and evaluates public financial reporting documents of the Company. The current members of the Audit Committee are Peter J. Mixter, Mehran Nazari, John Stevens Robling, Jr. and Mark S. Dailey who began serving the position in November of 2007, and the Board has determined that all of these members are independent. During the fiscal year ended June 30, 2007, the Audit Committee met five times. Mr. Robling currently serves as Chairman of the Audit Committee and as the Audit Committee’s “financial expert” as defined by the rules of the Commission. The Audit Committee operates pursuant to a charter approved and adopted by the Board, a copy of which may be found on the Company’s website.

 The Compensation Committee

The Board formed a Compensation Committee on February 14, 2007 to assist the Board in fulfilling its oversight responsibilities for:

•	compensation of executive officers;

•	compensation of any other employees that receive severance arrangements outside of the ordinary course of the Company’s standard practices; and

•
administration of the Company’s compensation and benefit plans with respect to all eligible participants, including stock option and other equity incentive plans, profit sharing plans, and any other plans that require or provide for approval or administration by the Company’s board of directors.

Although the Compensation Committee makes recommendations to the Board with respect to compensation decisions and the Company’s compensation and benefit plans, ultimate approval authority rests with the Board. The Compensation Committee has the direct authority to hire and fire our advisors and compensation consultants, and to approve their compensation by the Company, who is obligated to pay our advisors and consultants. These advisors report directly to the Compensation Committee. We have in the past used compensation consultants to help give direction to the Compensation Committee regarding executive pay. We do not currently engage a compensation consultant but may decide to use one in the future. Although Richard B. Berliner, our Chief Executive Officer is a member of the Compensation Committee, he does not participate in committee meetings or discussions related to his compensation. However, Mr. Berliner does participate in discussions and reviews of the compensation programs for other executive officers.

The current members of the Compensation Committee are Richard B. Berliner, Peter J. Mixter, and Mehran Nazari. During the fiscal year ended June 30, 2007, the Compensation Committee met two times. Mr. Berliner currently serves as Chairman of the Compensation Committee. The Compensation Committee operates pursuant to charter approved and adopted by the Board, a copy of which may be found on the Company’s website.

 The Nominating Process

The Company does not currently have an Executive Committee or a Nominating Committee. Due to the current size and composition of the Board, the functions customarily attributable to an Executive Committee and a Nominating Committee are performed by the Board as a whole.

The Company’s Board believes that it is not necessary at present to have a standing nominating committee or a charter with respect to the nomination process because the size and composition allow it to adequately identify and evaluate qualified candidates for directors. However, the Company’s Board may consider appointing such a committee in the future. Currently, each of the Company’s directors participates in the consideration of director nominees, and the evaluation of candidates on the basis of financial literacy, industry knowledge, relevant experience, stockholder status, moral character, independence and willingness and ability to serve. Aside from the foregoing qualities, the Board does not have a minimum set of qualifications that must be met by nominees. Messrs. Robling and Berliner were nominated by the Board, as a whole, for election as Class II directors at this year’s Annual Meeting.

If a position on the Board were to unexpectedly become vacant, it would be filled by the Board and all remaining directors would participate in the selection of an appropriate individual to fill the vacancy. The newly appointed director would serve out the remainder of the term of the director whose position became vacant.

Board of Directors Compensation

During the year ended June 30, 2007, we implemented a compensation program for all of our non-employee directors. Our non-employee directors include all of our directors except for Rich Berliner, who is our Chief Executive Officer and President. Our non-employee directors received the following compensation during the year ended June 30, 2007:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark S. Dailey	8,500	-	18,915	-	-	-	27,415
Peter J. Mixter	13,250	-	18,915	-	-	142	32,307
Mehran Nazari	12,500	-	18,915	-	-	157	31,572
John Stevens Robling, Jr.	11,250	-	18,915	-	-	-	30,165
Thom Waye	3,000	-	-	-	-	-	3,000

(1)
50,000 stock options were granted to each non-employee director on July 20, 2006 at a strike price of $0.55 per share and a termination date of July 20, 2016. Using the Black-Scholes option valuation method, these awards were valued at $18,915 each. The assumptions used under this method included a dividend yield of 0%, a risk free interest rate of 5.01%, a volatility rate of 78%, and a life of 5 years.

During fiscal 2007, each non-employee director received a $2,000 annual fee for service on the Board during the year, except for Thom Waye, who did not receive an annual fee as he did not serve as a director for the entire period. Each non-employee director received $2,000 per Board meeting attended in person, and $1,000 for each Board meeting attended via telephone. Members of the Audit Committee received $750 for attending committee meetings during this period. In addition, all non-employee directors are reimbursed for reasonable travel expenses incurred in connection with attendance at Board and committee meetings. In July 2006, each non-employee director, other than Thom Waye who was not a director at that time, received a stock option award of 50,000 options to purchase our common stock, fully vested, with an exercise price of $.55 per share, in appreciation of prior service on the Board and as additional compensation for service during fiscal 2007. No fees were paid for service on the Compensation Committee during fiscal 2007.

Director Compensation Policy for Fiscal Year 2008

On September 27, 2007, the Board established a new compensation program for non-employee directors for the year ending June 30, 2008:

•
Each non-employee director will receive an annual stipend of $7,500. For current directors, this will be paid in October of each year. For new directors, this will be paid upon election and on each anniversary date of their election to the Board;

•	Each non-employee director will continue to receive $2,000 for each Board meeting attended in person and $1,000 for each meeting attended by telephone;

•
Beginning with the September 25, 2007 Audit Committee meeting, each non-employee member of the Audit Committee and Compensation Committee will receive $1,500 for each meeting attended in person or by telephone;

•
Each non-employee director will be eligible for an annual stock option (or other equity) award, with the next such grant being made in October 2008. This award is subject to the director attending (in person or by telephone) no less than seventy-five percent (75%) of all Board and Committee meetings, as applicable, during the fiscal year preceding such award; and

•
Meeting fees will be paid for regularly scheduled meetings only. The Company’s director compensation policy is designed to take into account the need for occasional special meetings or informational telephone calls. No additional compensation will be paid for such occurrences.

Directors will continue to be reimbursed for reasonable travel expenses associated with attending Board or committee meetings.

REPORT OF AUDIT COMMITTEE

The Audit Committee is made up of the following members: Peter J. Mixter, Mehran Nazari and John Stevens Robling, Jr. The Audit Committee operates pursuant to a charter approved and adopted by the Board. In accordance with the charter, all of the members of the Audit Committee are (i) independent under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards (which we are not subject to, but which we use as our guide for our Board independence standards), (ii) financially literate and (iii) at least one member of the Audit Committee has accounting or related financial management expertise.

The Audit Committee, on behalf of the Board, oversees the Company’s financial reporting process. In fulfilling its oversight responsibilities, the Audit Committee reviewed with the Company the audited financial statements and the footnotes thereto in the Annual Report and discussed with the Company the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements, particularly statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380),1 as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Company’s Auditor is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with generally accepted accounting principles. The Audit Committee reviewed and discussed with the Auditor its judgments as to the quality, not just the acceptability, of the Company’s accounting principles generally accepted in the United States of America and such other matters as are required to be discussed by the Audit Committee with the Company’s Auditor under generally accepted auditing standards of the Public Company Accounting Oversight Board.

The Audit Committee discussed with the Auditor the Auditor’s independence from management and the Company, and received the written disclosures concerning the Auditor’s independence required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, to be made by the Auditor to the Company.

The Audit Committee also met with the Auditor to discuss the results of its examination and the overall quality of the Company’s financial reporting.

In reliance on our reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE
John Stevens Robling, Jr., Chairman
Peter J. Mixter
Mehran Nazari

COMPENSATION DISCLOSURE AND ANALYSIS

Overview of Compensation Program

Our compensation strategies are designed to attract and to retain the best possible executive talent. Compensation packages to executive officers include a base salary that recognizes individual performance and cash and equity-based incentives designed to align the financial interests of executives with those of the stockholders. We presently maintain employment agreements with our executive officers, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and General Counsel. Each agreement provides for a base salary, annual discretionary cash incentive bonus, a car allowance and the award of stock options. We also provide our executive officers with medical, retirement and other fringe benefits generally available to our other employees. Base salary for our executive officers under their respective agreements was determined by evaluating the responsibilities of the position held by, and the personal experience level of, the specific individual. In entering into these arrangements, the Compensation Committee, and ultimately the Board, consider such factors as each executive’s role in carrying out our business strategy and the potential for increasing value to our stockholders. The Board based its determination of the base salary and incentive compensation levels for Richard B. Berliner, Albert E. Gencarella, Michael S. Guerriero and Nicholas Day based upon their respective responsibilities and levels of business experience. Mr. Berliner does not participate in discussions about, nor decisions on, his own compensation as Chief Executive Officer.

The individuals who served as the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel during fiscal 2007 are referred to as the “named executive officers”. The following Compensation Disclosure and Analysis contains discussion related to the compensation of Albert E. Gencarella, our former Chief Financial Officer. Mr. Gencarella stepped down as our Chief Financial Officer on November 15, 2007 and we appointed Raymond A. Cardonne, Jr. as our new Chief Financial Officer on that date. Accordingly, we have provided disclosure regarding our compensation decisions with regard to Mr. Gencarella’s compensation for the year ended June 30, 2007. Disclosure regarding Mr. Cardonne’s compensation arrangements may be found below in the section titled “Executive Compensation—Employment Agreement with Raymond A. Cardonne, Jr.”

Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives’ interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Compensation Committee evaluates company performance, personal performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of peer companies. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals.

Based on the foregoing objectives, the Compensation Committee has structured the Company’s annual incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and the Board and reward the executives for achieving such goals.

Role of Executive Officers in Compensation Decisions

Compensation decisions are discussed and reviewed by the Compensation Committee and passed on to the full Board for approval. The Compensation Committee includes two independent directors, Peter Mixter and Mehran Nazari, and Richard B. Berliner, our Chief Executive Officer. Mr. Berliner does not participate in committee meetings or discussions related to his compensation, but is actively involved in the Compensation Committee’s discussion and review of the compensation programs for the other named executive officers. The Compensation Committee makes recommendations to the Board of directors based upon a variety of factors, discussed in detail below, and the Board as a whole makes final compensation decisions for the named executive officers. Once again, Mr. Berliner does not participate in decision-making related to his own compensation at the Compensation Committee or Board level. In addition to the named executive officers, the Compensation Committee reviews the compensation programs for other officers of the Company if they have employment agreements or severance arrangements with the Company. There are currently two Vice Presidents of the Company that meet these criteria.

With respect to option awards to employees who are not named executive officers, the Board has delegated this authority to a Stock Plan Committee pursuant to the provisions of the Company’s Stock Option Plan. The Stock Plan Committee consists of Messrs. Berliner and Nazari.

Executive Compensation Components

For the fiscal year ended June 30, 2007, and the upcoming fiscal year ended June 30, 2008, the principal components of compensation for named executive officers were and will be:

•	base salary;

•	performance-based incentive compensation;

•	stock option or other equity awards;

•	severance benefits; and

•	perquisites and other personal benefits.

Base Salary

We provide named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on:

•	his or her position and responsibilities for the Company;

•	historical compensation levels and relationship to compensation of other executive officers; and

•	company and individual performance of the executive.

Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. The Compensation Committee and the Board also review market data to help assess the reasonableness of executive salary and total compensation ranges.

Performance-Based Incentive Compensation

The Compensation Committee has established performance-based incentive programs for both the Chief Executive Officer (“CEO”) and the Chief Operating Officer (“COO”) of the Company. In addition, management has developed performance-based incentive compensation programs for sales and other personnel in the Company’s operational divisions. These non-executive programs are not reviewed by the Compensation Committee, but management has been instructed to align these programs with executive management objectives to the extent possible. The incentive bonus programs for the CEO and COO are designed to promote high performance and achievement of corporate goals by the CEO and COO and encourage the growth of stockholder value.

Stock Options

The Board believes that stock option awards can assist the Company with:

•	enhancing the link between the creation of stockholder value and long-term executive incentive compensation;

•	providing an opportunity for increased equity ownership by executives; and

•	maintaining competitive levels of total compensation.

Stock option award levels for executives are determined based on several factors, including the executive’s overall existing compensation program, existing ownership interests, if any, personal performance, and, to a lesser extent, available market data. These awards vary among participants based on their positions within the Company and the above factors. All stock option awards, including those granted to executive officers, are granted on the first business day of the month following the date the award is approved, or the date of new hire or promotion, as applicable. All awards of stock options are made at or above the market price at the time of the award. Annual awards of stock options to executives are expected to be made on or about October of each year. The exercise price for all stock option awards is set as the lesser of (i) the average bid and ask price of our stock as reported on the over-the-counter bulleting board (the “OTCBB”) and (ii) the last sale price reported on the OTCBB on date immediate prior to the grant date.

The majority of the options granted by the Compensation Committee vest at a rate of 25% per year over the first four years of the ten-year option term. Vesting ceases upon termination of employment, and exercise rights cease 90 days thereafter. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

Severance Agreements

The Board has approved severance arrangements with each named executive officer, in addition to certain other officers of the Company. The severance arrangements are triggered either by a termination “without cause” as defined in each executive’s employment agreement with the Company, or a “change of control” of the Company. The severance terms of the named executive officers are as follows:

•	Rich Berliner’s severance period is equal to one year or the remaining term of his Employment Agreement, whichever is longer. Mr. Berliner’s Employment Agreement expires on June 30, 2009;

•	Michael Guerriero’s and Nicholas Day’s severance periods are both equal to six months; and

•	Albert E. Gencarella’s severance period will end on January 1, 2008 if he is terminated “without cause” prior to that date.

Under the severance provisions of each named executive officer’s employment agreement, the terminated employee is entitled to continue to receive his base salary through the severance term. We believe that these severance arrangements are an important part of each executive’s compensation program, that they are necessary for our compensation program to be competitive, and that the change of control arrangements promote stability and continuity of senior management in a change of controls situation where otherwise executives without such protections would be motivated to pursue other employment opportunities during the period leading up to the closing of transaction that would result in a change in control. These severance arrangements are discussed in more detail below under the section titled “Employment Agreements.”

Additional Benefits

In addition to the above compensation components, we also pay our executives car allowances to offset travel expenses, and we match 401(k) contributions under the same formula offered to all participants in the BCI Communications, Inc. 401(k) Plan. Car allowances are set based on the expected travel obligations of the executive, and are designed to offset mileage and tolls associated with the executive’s use of his or her personal automobile. Car allowances are in lieu of, and not in addition to, reimbursement of such travel related expenses.

In fiscal 2007, we began a 401(k) matching program for all employee participants in its 401(k) Plan. Under the matching program, we will contribute $.50 to an employee’s 401(k) Plan for each $1.00 contributed by the employee, up to a maximum matching contribution of 3% of the employee’s total compensation. The matching contributions vest 25% per year for each year an employee is with the Company. We believed this vesting formula was appropriate as both a positive recognition of previous service with the Company, and a retention incentive for new employees.

On occasion, named executive officers participate in sales and marketing activities with customers that may include travel and entertainment expenses that are paid for by the Company. These additional expenses are not deemed to be part of the executives compensation program, and are instead considered ordinary course of business travel and entertainment expenses that are designed to assist with the Company’s objectives of increasing sales to new customers, retaining and expanding relationships with existing customers and marketing various aspects of the Company, such as new service offerings.

Tax and Accounting Implications

Deductibility of Executive Compensation

Each year we review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. We believe that compensation paid to our named executive officers is generally fully deductible for federal income tax purposes.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, we began accounting for stock-based payments including awards under our stock option plan, in accordance with the requirements of FASB Statement 123(R).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Richard B. Berliner, Chairman
Peter Mixter
Mehran Nazari

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to those persons (i) who served or acted as the Company’s principal executive officer, (ii) who were the Company’s other four most highly compensated executive officers and (iii) persons who would have been one of the most highly compensated executive officers had they been employed by the Company as of June 30, 2007 (the “Named Executive Officers”) for the past three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(7)	Total ($)

Richard B. Berliner (2)	2007	275,000	200,000	-	28,119	-	-	12,000	515,119
Chairman and Chief	2006	243,750	100,000	-	-	-	-	14,000	357,750
Executive Officer	2005	69,231	-	-	-	-	-	5,083	74,314

Michael S. Guerriero(3)	2007	184,852	100,000	-	59,770	-	-	2,519	347,141
Chief Operating Officer	2006	179,712	50,000	-	4,491	-	-	2,300	236,503
	2005	48,462	-	-	-	-	-	729	49,191

Nicholas Day(4)	2007	117,116	35,000	-	3,586	-	-	3,923	159,625
General Counsel

Albert E. Gencarella(5)	2007	181,539	40,000	-	18,327		-	7,242	247,108
Former Chief
Financial Officer

Patrick G. Mackey(6)	2007	225,000	-	-	48,758	-	-	19,556	293,314
Former Senior Vice	2006	208,557	-	-	-	-		14,988	223,545
President, Chief Financial Officer and Chief Accounting Officer	2005	170,192	-	-	-	-	-	27,933	198,125
(1)
Represents stock options granted under the 1999 Omnibus Plan. Option award values are based on the Black-Scholes valuation method. The below table identifies the assumptions we used for this calculation. Additional information on stock options awarded to our executive officers can be found in the section below entitled Grants of Plan-Based Awards.

				Black-Scholes Assumption
	Grant Date	Shares	Fair Value $	Dividend Yield		Risk-Free Interest Rate		Volatility		Life (Years)
Richard Berliner	3/1/01	250,000	28,119	0%		4.51%		72%		5
Albert E. Gencarella	10/10/06	250,000	18,327	0%		4.59%		73%		5
Michael Guerriero	8/11/06 3/1/07 12/21/05	100,000 50,000 75,000	37,770 2,812 19,188	0 0 0	% % %	4.89 4.51 4.39	% % %	78 72 75	% % %	5 5 5
Nicholas Day	11/3/06 4/2/07	35,000 50,000	1,207 2,379	0 0	% %	4.64 4.69	% %	73 71	% %	5 5
Patrick Mackey	6/29/07	75,000	48,758	0%		4.97%		70%		-

(2)
Mr. Berliner became Chairman and Chief Executive Officer on February 18, 2005. The amounts shown above for 2005 are amounts paid from February 18, 2005 to June 30, 2005. In September of 2007, the Board approved a bonus of $200,000 for Mr. Berliner for the fiscal year ended June 30, 2007 that will be paid subsequent to that date.

(3)
Mr. Guerriero became Chief Operating Officer of BCI in February 2006. The amounts shown above for 2005 are amounts paid from February 18, 2005 to June 30, 2005. In September of 2007, a bonus of $100,000 for Mr. Guerriero was approved for the fiscal year ended June 30, 2007 that will be paid subsequent to that date.

(4)
Mr. Day became General Counsel on October 28, 2006. Mr. Day received a bonus of $10,000 in March of 2007, and in September of 2007, a bonus of $25,000 for Mr. Day was approved for the fiscal year ended June 30, 2007, that will be paid subsequent to that date.

(5)
Mr. Gencarella became Chief Financial Officer on July 20, 2006. In September of 2007, a bonus of $40,000 for Mr. Gencarella was approved for the fiscal year ended June 30, 2007, that will be paid subsequent to that date.

(6)
Mr. Mackey served as Senior Vice President and Chief Financial Officer until July 20, 2006 when he assumed the role of Senior Vice President and Principal Accounting Officer. Mr. Mackey resigned as our Senior Vice President and Principal Accounting Office on March 1, 2007, and as an employee on June 29, 2007.

(7)	Represents car allowance compensation and, in the case of Mr. Mackey, payments made by the Company for health and life insurance premiums and allocations of forfeitures in the Company’s 401(k) plan.

Grants Of Plan-Based Awards

Awards of 735,000 options to acquire shares of Common Stock were granted to the Named Executive Officers during the fiscal year ended June 30, 2007 as follows:

			Number of Non- Equity Incentive Plan Units	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying	Exercuse or Base Price of Option	Closing Price on Grant	Fair Value on Date
Name	Grant Date	Approval Date	Granted (#)	Threshold ($)	Target($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or Units (#)	Options (#)	Awards ($/Sh)	Date ($/Sh)	of Grant ($)
Richard B. Berliner	3/1/2007	3/1/2007	-	-	-	-	-	-	-	-	250,000	1.28	1.28	224,950
Chief Executive Officer
Albert E. Gencarella	10/10/2006	10/10/2006	-	-	-	-	-	-	-	-	250,000	0.55	0.55	90,225
Former Chief Financial Officer
Michael S. Guerriero	8/11/2006 3/1/2007	8/11/2006 3/1/2007	-	-	-	-	-	-	-	-	100,000 50,000	0.55 1.28	0.55 1.28	37,770 44,990
Chief Operating Officer
Nicholas Day	11/3/2006 4/2/2007	11/3/2206 4/2/2007	-	-	-	-	-	-	-	-	35,000 50,000	0.36 1.22	0.36 1.22	8,274 38,060
General Counsel

Employment Agreements

In consideration of the compensation philosophy set forth above, the Compensation Committee recommended, and the Board approved, Employment Agreements for named executive officers. The compensation and severance provisions of these agreements are outlined below.

 Rich B. Berliner. On September 27, 2007, the Board approved entering into a new Employment Agreement with Mr. Berliner, our Chief Executive Officer and President. The agreement will be effective as of July 1, 2007 and will have a two-year term expiring June 30, 2009. The agreement will provide for an increase in Mr. Berliner’s base annual salary from $275,000 to $360,000. When making its recommendation to the Board in this regard, the Compensation Committee considered several factors. First, the Compensation Committee noted the Company’s strong financial performance during the fiscal year, particularly the Company’s strong revenue and EBITDA growth. The Compensation Committee noted Mr. Berliner’s personal commitment and devotion to the Company during this period, including specifically his success in closing and integrating two critical acquisitions, managing of significant internal growth, closing material financial transactions, and adding experience and depth to the management team during the year. The Compensation Committee also recognized the critical role Mr. Berliner played in business development and customer relations, and his ability to focus on long-term strategic initiatives while also keeping a firm hand on day-to-day administration. The Compensation Committee also noted that Mr. Berliner received $300,000 in annual base salary during 2001 and 2002, and then took a voluntary decrease to $150,000 per year for two years while the former Berliner Communications, Inc.’s financial performance was not as strong, and that this factor was considered when making the current salary adjustment. The Compensation Committee also considered the expected increase in the demands placed on Mr. Berliner during fiscal 2008, as with recent acquisitions and internal growth the Company had more than doubled its number of employees and added offices across the country. As part of this growth, the Compensation Committee recognized the need for extended travel to offices and customer locations across the country to integrate new offices and enable customers to receive the CEO’s personal attention when necessary.

Mr. Berliner’s compensation program also includes a cash bonus component based entirely on the Company’s financial performance during the year. After considering several financial metrics, such as revenue, gross margin, and earnings before interest, taxes, depreciation and amortization (“EBITDA”), the Compensation Committee recommended, and the Board approved, a cash bonus based-upon the Company’s EBITDA during the year. The Compensation Committee established the following targets for Mr. Berliner’s bonus in this regard:

•	If EBITDA is less than $3.5 million for fiscal 2008, Mr. Berliner will not receive a cash bonus;

•	If EBITDA is $3.5 million through $4.5 million, Mr. Berliner will receive a cash bonus equal to 3% of EBITDA; and

•	If EBITDA is over $4.5 million, Mr. Berliner will receive a cash bonus equal to 4% of EBITDA.

In addition to base salary and cash bonus, as outlined above, Mr. Berliner’s Employment Agreement will also state that he is eligible for stock option or other equity awards as part of his annual bonus program. The Board had previously approved an award of 250,000 stock options to Mr. Berliner in March 2007 (with an exercise price of $1.28 per share and vesting 25% per year for four years), and therefore, the Board did not grant any additional stock options as part of its review of Mr. Berliner’s fiscal 2007 bonus or for Mr. Berliner’s fiscal 2008 compensation plan, but the Compensation Committee did recommend that equity compensation, including, but not limited to stock option awards, be a larger part of its executive compensation review during fiscal 2008.

The agreement will also provide for a continuation of Mr. Berliner’s existing annual car allowance of $12,000.

 Michael Guerriero. On September 27, 2007, the Board approved entering into a new Employment Agreement with Mr. Guerriero, our Chief Operating Officer. The agreement will be effective as of July 1, 2007 and have a two-year term expiring June 30, 2009. The agreement provides for an increase in Mr. Guerriero’s base annual salary from $200,000 to $225,000. When making its recommendation to the Board in this regard, the Compensation Committee considered several factors. First, the Compensation Committee noted the Company’s strong financial performance during the fiscal year, and Mr. Guerriero’s direct and significant impact on these results. The Compensation Committee also noted Mr. Guerriero’s exceptional personal performance, including his commitment to understanding in detail all aspects of the Company’s business across all service lines and geographic areas, his role in planning and integrating newly acquired businesses, and significantly, his strong customer relationships. The Compensation Committee noted that Mr. Guerriero was the most likely choice to succeed Mr. Berliner as Chief Executive Officer should the need arise. The Compensation Committee also considered the expected increase in the demands placed on Mr. Guerriero during fiscal 2008, as with recent acquisitions and internal growth the Company had more than doubled its number of employees and added offices across the country. As part of this growth, the Compensation Committee recognized the need and expectation for Mr. Guerriero to travel to Company and customer locations across the country.

Mr. Guerriero’s compensation program also includes a cash bonus component based primarily on the Company’s overall financial performance during the year. After considering several financial metrics, the Compensation Committee recommended, and the Board approved, a cash bonus based primarily on the Company’s EBITDA and revenue for the year, and also included a component based on branch office performance, customer satisfaction and executive management and development. The formula for calculating this bonus is as follows:

•	so long as revenue is more that $55 million for the fiscal year, 0.03% of revenue; plus

•	so long as EBITDA is more than $3 million for the fiscal year, 1.5% of EBITDA; plus

•	personal performance goals, with equal weight, based upon:

•	branch office revenue performance;

•	branch office EBITDA performance;

•	customer satisfaction; and

•	executive management & development.

The Compensation Committee recommended different metrics for the cash bonus calculation for Mr. Berliner and Mr. Guerriero, as the Compensation Committee believed that Mr. Berliner should be incentivized to achieve profitability, even to the detriment of top-line revenue if necessary. As Mr. Guerriero has responsibility for the sales force, and hitting budgeted revenue targets, the Compensation Committee felt it was appropriate to incent Mr. Guerriero to achieve these targets, while still placing a greater weight on profitability and EBITDA results.

In addition to base salary and cash bonus, as outlined above, Mr. Guerriero’s Employment Agreement also states that he is eligible for stock option or other equity awards as part of his annual bonus program. The Board had previously approved an award of 50,000 stock options to Mr. Guerriero in March 2007 (with an exercise price of $1.28 per share and vesting 25% per year for four years), and also accelerated the vesting of 37,500 stock options previously awarded to Mr. Guerriero at that time. Therefore, the Board did not grant any additional stock options as part of its review of Mr. Guerriero’s fiscal 2007 bonus. The Board expects to approve a stock option component as part of Mr. Guerriero’s fiscal 2008 compensation plan, which will be based upon achieving financial metrics that have yet to be determined.

The agreement will also provide for a continuation of Mr. Guerriero’s annual car allowance of $7,200.

 Nicholas Day. On September 27, 2007, the Board approved entering into a new Employment Agreement with Nicholas Day, our General Counsel. The agreement will be effective as of July 1, 2007 and will have a two-year term expiring June 30, 2009. The agreement will provide for an increase in Mr. Day’s base annual salary from $185,000 to $225,000. When making its recommendation to the Board in this regard, the Compensation Committee considered several factors. First, the Compensation Committee noted the significant improvement in the Legal Department under Mr. Day’s leadership during the year, including improvements in corporate governance, contract negotiation and management, litigation management, risk management and reporting to the Commission. In addition, the Compensation Committee noted Mr. Day’s significant role in negotiating and closing acquisitions, managing financing transactions, and advising management and the Board on a variety of diverse legal issues.

Mr. Day’s compensation program will also include a cash bonus component based partly on the Company’s overall financial performance during the year, and partly on a subjective evaluation of Mr. Day’s personal performance by the Compensation Committee and the Chief Executive Officer. The Compensation Committee did not believe it was appropriate to base Mr. Day’s incentive bonus entirely on financial metrics, as the Compensation Committee believed Mr. Day should not be entirely motivated by short term financial metrics but rather on the long-term best interest of the Company with a focus on appropriate risk management.

In addition to base salary and cash bonus, as outlined above, Mr. Day is also eligible for stock option or other equity awards as part of his annual bonus program. The Board had previously approved an award of 50,000 stock options to Mr. Day in March 2007 (with an exercise price of $1.22 per share and vesting 25% per year for four years). Therefore, the Board did not grant any additional stock options as part of its review of Mr. Day’s fiscal 2007 bonus.

The agreement will also provide for a continuation of Mr. Day’s annual car allowance of $6,000.

 Albert E. Gencarella. On October 17, 2007, we entered into a Separation Agreement (the “Separation Agreement”) with our Chief Financial Officer, Albert E. Gencarella, providing for the termination of Mr. Gencarella’s employment with our company effective January 1, 2008 (the “Termination Date”). Mr. Gencarella had an existing Employment Agreement with our company which expired on October 10, 2007, and the Separation Agreement served to extend the term of Mr. Gencarella’s employment through the Termination Date. Under the terms of the Separation Agreement, we will continue to pay Mr. Gencarella his current salary of $225,000 until the Termination Date. Provided Mr. Gencarella continues to serve as an employee of our company (performing substantially the same functions as he has historically provided to our company), we will pay Mr. Gencarella additional bonuses totaling approximately $60,000, $40,000 of which relates to Mr. Gencarella’s fiscal 2007 performance bonus. The fiscal 2007 bonus was based primarily on Mr. Gencarella’s personal performance during this period. The Compensation Committee considered the improvements to the Financial Department made under Mr. Gencarella’s stewardship, including improvements in financial reporting, collection of receivables, and enhanced financial controls. The Compensation Committee also noted Mr. Gencarella’s major role in finding, negotiating and closing the financial transactions, credit facility changes and acquisitions during the year. The remaining $20,000 bonus was agreed upon in part to motivate Mr. Gencarella to stay on as Chief Financial Officer and assist with an orderly transition of responsibilities to a new Chief Financial Officer through the Termination Date, and in part in recognition of Mr. Gencarella’s efforts during the first quarter of fiscal 2008 and expected contributions during the second quarter of fiscal 2008.

Mr. Gencarella will also receive the above referenced salary and bonus payments if he is terminated “without cause” as such term is defined in the Separation Agreement. Mr. Gencarella has stepped down as our Chief Financial Officer in connection with the appointment of Mr. Cardonne as a our Chief Financial Officer. Mr. Gencarella will continue to be an employee of our company until the Termination Date. The Separation Agreement also contains customary provisions relating to confidentiality, non-disclosure, non-competition and non-solicitation.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning stock options held by the named executive officers at June 30, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Richard B. Berliner	-	250,000		1.28	3/1/2017

Michael S. Guerriero	75,000	-		0.40	12/21/2015
	100,000	-		0.55	8/11/2016
	-	50,000		1.28	3/1/2017

Nicholas Day	17,500	17,500		0.36	11/3/2016
	-	50,000		0.22	4/2/2017

Albert E. Gencarella	125,000	125,000		0.55	10/10/2016

Patrick G. Mackey	-	-	-	-	-

Option Exercises and Stock Vested

The following table sets forth information concerning exercises of stock options held by the named executive officers at June 30, 2007. No stock awards vested during the fiscal year ended June 30, 2007.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Richard B. Berliner	-	-
Michael S. Guerriero	-	-
Nicholas Day	-	-
Albert E. Gencarella	-	-
Patrick G. Mackey	46,429	30,000

Potential Payments upon Termination or Change in Control

 Rich B. Berliner. The Board has approved an Employment Agreement for Mr. Berliner that would provide for potential payments upon termination of his employment or a change in control of the company. Pursuant to the agreement, Mr. Berliner will be required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs. If his employment is terminated “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (which ends on June 30, 2009) or for one year, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.

 Michael S. Guerriero. The Board has approved an Employment Agreement for Mr. Guerriero’s that would provide for potential payments upon termination of his employment or a change in control of the company. Pursuant to the agreement, Mr. Guerriero will be required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs. If his employment is terminated “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for six months following his termination. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.

 Nicholas Day. The Board has approved an Employment Agreement for Mr. Day that would provide for potential payments upon termination of his employment or a change in control of the company. Pursuant to the agreement, Mr. Day will be required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs. If his employment is terminated “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for six months following his termination. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.

Employment Agreement with Raymond A. Cardonne, Jr.

On November 15, 2007, we entered into an employment agreement with Mr. Cardonne providing for the appointment of Mr. Cardonne as our Chief Financial Officer and Treasurer. The following summarizes the material terms of his employment agreement:

•	The term of the employment agreement begins on November 15, 2007 and continues until June 30, 2010;

•	Mr. Cardonne will receive an annual base salary of $225,000;

•
Mr. Cardonne is entitled to participate in all compensation and employee benefit plans. Mr. Cardonne is eligible to earn a cash bonus at the end of each fiscal year based on performance criteria set by the Compensation Committee of our Board of Directors. For the fiscal year ending June 30, 2008, Mr. Cardonne’s cash bonus compensation will be based on the following factors:

o	50% will be based on the Company achieving no less than $3.5 million in EBITDA for the fiscal year;

o
50% will be based upon the employee’s personal performance, as determined by our Chief Executive Officer and Compensation Committee according to criteria to be established in consultation with Mr. Cardonne; and

o
If the above referenced EBITDA target is achieved, and if Mr. Cardonne’s personal performance merits it, the Company expects that Mr. Cardonne will receive a cash bonus of no less than thirty percent (30%) of his base salary paid during the year.

•
Mr. Cardonne will be granted options to purchase 100,000 shares of our common stock pursuant to our stock option award policy. The options will be subject to the terms of our 1999 Omnibus Securities Plan. These options will vest equally over a four year period on November 15 of each year.

•
Mr. Cardonne may be entitled to receive certain payments upon termination of his employment or a change of control of the Company. Pursuant to the Employment Agreement, Mr. Cardonne will be required to devote all of his business time, attention, skill and efforts exclusively to our business and affairs. If his employment is terminated without “Cause” (as defined in the Employment Agreement), if he resigns for “Good Reason” (as defined in the Employment Agreement) or if he is terminated in connection with a “Change of Control” (as defined in the Employment Agreement) he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (which ends June 30, 2010) or for one year, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims.

THE SELLING SHAREHOLDERS AND OTHER PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of November 13, 2007 by: (1) each person who is a beneficial owner of more than 5% of our common stock, (2) each of our directors, (3) each of our Named Executive Officers, and (4) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each listed stockholder is in care of us at 20 Bushes Lane, Elmwood Park, New Jersey 07407.

For purposes of this table, a person is deemed to have beneficial ownership of the number of shares of Common Stock that such person has the right to acquire within 60 days of the November 13, 2007. The percentage of beneficial ownership before the offering have been based on us having 17,081,786 shares of Common Stock issued and outstanding. The percentage of beneficial ownership after the offering is based on 18,376,833 shares, which includes the shares issuable upon exercise of the warrants covered by this prospectus to be sold by the Selling Shareholders in this offering, For purposes of computing the percentage of outstanding shares of Common Stock held by any individual listed in this table, any shares of Common Stock that such person has the right to acquire pursuant to the exercise of a stock option exercisable within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)			Number of Shares of Common Stock Being	Shares of Common Stock Beneficially Owned After Offering(1)
Shareholder	Number		Percentage	Offered(2)	Number	Percentage
Richard B. Berliner	13,196,644	(3)	77.3%	--	13,196,644	71.8%
Albert E. Gencarella	125,000	(4)	*	--	125,000	*
Michael S. Guerriero	175,000	(5)	1.0%	--	175,000	*
Nicholas Day	17,500	(6)	*	--	17,500	*
Mark S. Dailey	50,000	(7)	*	--	50,000	*
Peter J. Mixter	50,167	(8)	*	--	50,167	*
Mehran Nazari	50,000	(7)	*	--	50,000	*
John Stevens Robling, Jr.	50,167	(8)	*	--	50,167	*
Thom Waye	6,925,000	(9)	28.8%	971,286	5,953,715	24.5%
Raymond A. Cardonne, Jr.	--	(10)	*	--	--	*

Sigma Opportunity Fund, LLC	4,500,000	(11)	20.9%	647,524	3,852,477	17.3%
Pacific Asset Partners	1,500,000	(12)	8.1%	215,842	1,284,159	6.5%
Operis Partners I LLC	750,000	(13)	4.2%	107,920	642,079	3.4%
Sigma Berliner, LLC	2,250,000	(14)	11.6%	323,762	1,926,238	9.5%
CB Private Equity Partners, LP	1,127,233		6.6%	--	1,127,233	5.8%
Rock Creek Partners II, LP	1,126,844		6.6%	--	1,126,289	5.8%
Officers and Directors as a Group (Ten persons)	20,639,478	(15)	84.2%	971,286	19,668,193	83.5%
Old Berliner	13,196,644	(16)	77.3%	--	13,196,644	73.7%

* Represents less than one percent.

(1)
We do not know when or in what amounts a Selling Shareholder may dispose of the shares or interests therein. The Selling Shareholders may choose not to dispose of any or all of the shares offered by this prospectus. Because the Selling Shareholders may offer all or some of the shares or interests therein pursuant to this offering, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the Selling Shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Shareholders.

(2)
All shares of common stock covered by this prospectus are shares of common stock issuable upon the exercise of a portion of warrants held by the Selling Shareholders at an initial exercise price of $0.01 per share.

(3)
Represents shares directly held by Old Berliner that Mr. Berliner may be deemed to beneficially own as a result of his positions as President, Chief Executive Officer and Chairman of the Board of Old Berliner, a corporation of which Mr. Berliner is also approximately a 31% equity owner and the sole director.

(4)	Represents vested options to purchase 125,000 shares of Common Stock.

(5)	Represents vested options to purchase 175,000 shares of Common Stock.

(6)	Represents vested options to purchase 17,500 shares of Common Stock.

(7)	Represents vested options to purchase 50,000 shares of Common Stock.

(8)	Represents vested options to purchase 50,167 shares of Common Stock.

(9)
These shares include (i) 3,000,000 shares of our Common Stock issuable upon conversion of the Sigma Note; (ii) 1,500,000 shares of our Common Stock issuable upon conversion of the SBLLC Note; (iii) 1,500,000 shares of our Common Stock issuable upon the exercise of the Sigma Warrant; (iv) 750,000 shares of our Common Stock issuable upon the exercise of the SBLLC Warrant; and (v) 175,000 shares of our Common Stock issuable upon the exercise of warrants held by Sigma’s affiliate, Sigma Capital Advisors, LLC (“Advisors”), at an initial exercise price of $0.55 per share. Thom Waye may be deemed to be an indirect owner of the securities held by Sigma Opportunity Fund, LLC and Sigma Berliner, LLC by virtue of Mr. Waye being the managing member of Sigma Capital Partners, LLC. Sigma Capital Partners, LLC is the sole member of Sigma Capital Advisors, LLC, which is the managing member of Sigma Opportunity Fund, LLC and Sigma Berliner, LLC. Mr. Waye, Advisors and Partners have disclaimed beneficial ownership of the shares owned by Sigma and SBLLC except to the extent of their pecuniary interest therein. The address of Mr. Waye is c/o Sigma Capital Advisors, LLC, 800 Third Avenue, Suite 1701, New York, NY 10022.

(10)	Mr. Cardonne was appointed to be our Chief Financial Officer on November 15, 2007.

(11)	These shares include (i) 3,000,000 shares of our Common Stock issuable upon conversion of the Sigma Note; and (ii) 1,500,000 shares of our Common Stock issuable upon the exercise of the Sigma Warrant.

(12)
These shares include (i) 1,000,000 shares of our Common Stock issuable upon conversion of the Pacific Note; and (ii) 500,000 shares of our Common Stock issuable upon the exercise of the Pacific Warrant. Pacific Management Ltd. (“Management”), Robert M. Stafford and Brian Dombkowski may be deemed to be indirect owners of these shares by virtue of Pacific Management Ltd. being the general partner of Pacific and Messrs. Stafford and Dombkowski being general partners of Management. The address of each of Pacific, Management, Mr. Stafford and Mr. Dombkowski is c/o Pacific Asset Partners, 222 Kearney Street, Suite 410, San Francisco, CA 94108.

(13)
These shares include (i) 500,000 shares of our common stock issuable upon conversion of the Operis Note and (ii) 250,000 shares of our common stock issuable upon the exercise of the Operis Warrant. Lior Avneri may be deemed to be an indirect owner of these shares by virtue of being the Managing Member of Operis and exercising sole voting and dispositive power over the shares offered in this prospectus by Operis. The address of Operis is 3511 Silverside Road, Suite 105, Wilmington, DE 19810.

(14)	These shares include (i) 1,500,000 shares of our Common Stock issuable upon conversion of the SBLLC Note; and (ii) 750,000 shares of our Common Stock issuable upon the exercise of the SBLLC Warrant.

(15)	Includes: Richard B. Berliner, Mark S. Dailey, Peter J. Mixter, Mehran Nazari, John Stevens Robling, Jr. Thom Waye, Albert E. Gencarella, Michael S. Guerriero, and Nicholas Day.

(16)	This information is based on information reported by the stockholder in filings made with the Commission.

The number of shares of common stock covered by this prospectus is subject to change in the event that the outstanding shares of our common stock are subdivided or increased or decreased by stock split or stock dividend.

The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law. The Selling Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Material Relationships with the Selling Shareholders

On December 29, 2006, we entered into the Note Purchase Agreement with Sigma for the issuance and sale of the Sigma Note and the Sigma Warrant. In addition, on February 2, 2007, we entered into Joinder Agreements to the Note Purchase Agreement with Pacific and Operis to issue the Pacific Note, Pacific Warrant, Operis Note and Operis Warrant. On February 15, 2007, we entered into a fourth and final agreement with SBLLC to raise an additional $1.5 million through the issuance of the SBLLC Note and SBLLC Warrant. We will make periodic payments of interest throughout the life of the notes.

In connection with the Note Purchase Agreement, we also entered into an Advisory Services Agreement (the “Advisory Services Agreement”) with Advisors, pursuant to which Advisors will provide us with business, finance and organizational strategy, advisory, consulting and other services related to our business (the “Advisory Services”). As consideration for providing the Advisory Services, we agreed to pay Advisors $100,000 and issue a warrant to purchase up to 150,000 shares of our common stock. On February 15, 2007, we issued Advisors another warrant to purchase up to 25,000 of our common shares in connection with the Joinder Agreements entered into in February. Additionally, we agreed to reimburse Advisors for its out-of-pocket expenses incurred in connection with the performance of the Advisory Services. The Advisory Services Agreement will remain effective until Sigma no longer holds any of our securities. The descriptions below of the Note Purchase Agreement, the Notes, the Warrants and the warrants issued to Advisors (the “Additional Warrants”) are summaries only and are qualified in their entirety by reference to the full text of the agreements, copies of which have been filed as exhibits with the Commission.

Note Purchase Agreement. Pursuant to the Note Purchase Agreement, we agreed to register the shares being offered by this prospectus. We agreed to file with the Commission a registration statement no later than March 15, 2007. We filed the registration statement on March 19, 2007, and our Selling Shareholders waived any liquidated damages which otherwise would have accrued because of this filing delay.

We were required to use our best efforts to have the Commission declare this registration statement effective prior to June 15, 2007, and we were unable to meet this deadline. Therefore, pursuant to the Note Purchase Agreement, we became subject to damages equal to 2% of the aggregate purchase price paid by each Noteholder for each of the first six months that we failed to meet the requirement. On September 27, 2007, we signed the Waiver with the Noteholders whereby the Noteholders agreed to waive this damages clause in exchange for our agreement to lower the conversion price of the Notes from $1.10 to $1.00 per share. Pursuant to the Waiver to Note Purchase Agreement, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares. We cannot guarantee that we will be able to cause a registration statement covering the shares to be declared effective, or that we will be able to keep any such registration statement effective. If we are unable to meet the registration requirements set forth in the Waiver and Amended Note Purchase Agreement, we may be subject to additional damages.

We have also agreed that the purchasers of the Notes may register their beneficially owned shares if we file a registration statement to register securities for our own account or for the account of others, except for certain specified registration statements, subject to certain exclusions and restrictions.

We also agreed under the Note Purchase Agreement to amend our certificate of incorporation to increase the number of shares of our authorized common stock to a number of shares sufficient to issue the common stock that we would be required to issue upon conversion of the Notes and the exercise of the warrants. On December 28, 2006, our Board adopted a resolution approving an amendment to our certificate of incorporation increasing the number of authorized shares from 20,000,000 to 100,000,000, and the holders of approximately 79.5% of our common stock approved the amendment by written consent. The amendment became effective upon filing the certificate of amendment with the Delaware Secretary of State on February 8, 2007.

Pursuant to the provisions of the Note Purchase Agreement, so long as the Note held by Sigma remains outstanding or Sigma beneficially owns at least 5% of our common stock, Sigma will have the right to nominate one director to our Board. Sigma’s initial director designee is Mr. Thom Waye. We are obligated to use our best efforts to cause all reasonably suited future designees to be elected to our Board. The Note Purchase Agreement also gives the purchasers preemptive rights with respect to certain future equity issuances by us.

Notes. In connection with the Note Purchase Agreement, we issued the Notes and Warrants. The following is a summary of the terms of the Notes:

•	Maturity. The principal amount of the Notes and any accrued and unpaid interest thereon, is due and payable in full on December 29, 2008.

•
Interest. The outstanding principal amount of the Notes initially bears interest at a rate of seven percent (7%) per annum, payable in cash in arrears on the first day of each calendar quarter. Any amount that is not paid when due, including, without limitation, principal, interest or redemption price, bears interest at a rate of ten percent (10%) per annum from the due date of such payment until it is paid. Interest is computed on the basis of a 360-day year of twelve 30-day months and actual days elapsed.

•
Seniority. The Notes are junior to our existing line of credit with Presidential and the assets secured by the J&J Note. The Notes will also be junior to a working capital facility with a working capital lender or lenders approved by Sigma in a principal amount of $10.0 million or less (the “Senior Debt”) secured by a first priority security interest in all of our assets and the assets of our subsidiaries, and any proceeds therefrom. The total amounts of the Presidential line of credit and the Senior Debt cannot, in the aggregate, exceed $10.0 million. The Notes are senior to all our other existing obligations for indebtedness, borrowed money or the purchase price of property other than the Senior Debt.

•
Optional Redemption. At any time after December 29, 2007 and prior to December 29, 2008, we have the right to redeem, either at one time or periodically, part of the outstanding principal amount of any of the Notes, so long as certain conditions are met. The minimum amount that we can redeem at any time is $500,000 or a lesser amount that is the aggregate outstanding balance of the Note we elect to redeem. We may redeem principal only if certain conditions are met, including conditions relating to the trading price of our shares.

•
Repurchase. If a “Repurchase Event” occurs at any time while any portion of the principal amount of the Notes is outstanding, the holders of the Notes will have the right to require us to repurchase all or any portion of such Notes. A “Repurchase Event” is the occurrence of any of the following:

o	our common stock ceases to be traded or quoted in a recognized trading market;

o	a “Fundamental Change” has occurred, as defined in the Notes;

o
the adoption of an amendment to our Amended and Restated Certificate of Incorporation, as amended, that materially and adversely affects the rights of the holders of the Notes, or the taking of any action by us that materially and adversely affects the rights of the holders of the Notes with respect to its common stock in a different and more adverse manner than it affect the rights of our common stockholders generally;

o
the inability of the holders of the Notes for twenty (20) trading days during any 365 consecutive day period occurring after the registration statement is effective to sell shares of our common stock issued or issuable upon conversion of the Notes or exercise of the Warrants or, in the case of Sigma, the Additional Warrants pursuant to the registration statement by reason of the requirements of federal securities law or due to a failure of the registration statement to comply with the rules and regulations of the Commission (other than by reason of a review by the Staff of the Commission of the registration statement or any post-effective amendment thereto); or

o	the occurrence of any event of default under the Notes.

•
Conversion. The holders of the Notes have the right, at any time prior to December 29, 2008 (subject to adjustment in the case of any prior redemption or exercise of repurchase rights) and at their option, to convert the principal amount of the Notes, plus any accrued and unpaid interest into a number of shares of our common stock determined by dividing the principal and interest amount being converted by the then-applicable conversion price. Initially, the conversion price of the Notes was $1.10 and would, at that conversion price, convert into an aggregate of 5,454,545 shares of common stock. Pursuant to the Waiver, the conversion price of the Notes is currently $1.00 and would, at that conversion price, convert into an aggregate of 6,000,000 shares of common stock. At issuance, the conversion price was subject to specified adjustments in the case of dividends, the issuance of certain warrants and other rights to purchase shares of our common stock, subdivisions, distributions, reclassifications, consolidations, or sales of our properties or assets to another corporation for receipt of that corporation’s stock. With limited exceptions, the conversion price is also subject to adjustment in the case of an issuance of shares of our common stock or common stock equivalents (as defined in the Notes), or securities exercisable for or convertible into our common stock, at a per share price less than the current fair market value (as defined in the Notes) of the common stock at the time such shares are issued. In the event that this occurs, the conversion price would be adjusted in accordance with a formula described in the Notes. In addition to these adjustments, the Notes initially provided that in the event that we did not attain certain revenue or EBITDA levels for the fiscal year ended June 30, 2007, the conversion price for all or a portion of the Notes will be reduced to $0.50. This final adjustment provision was waived by agreement with a majority-in-interest of the holders of the Notes.

Warrants and Additional Warrants. In addition to the issuance of the Notes, we issued the Warrants to purchase up to an aggregate of 3,000,000 shares of our common stock at a per share exercise price of $0.01. The Warrants have a term of exercise expiring December 29, 2011. The number of shares issuable upon exercise and the per share exercise price of the Warrants is subject to adjustment in the case of, among other things, any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to limited exceptions, the number of shares of common stock for which the Warrants are exercisable is also subject to adjustment in the case of an issuance of shares of common stock or common stock equivalents, at a per share price less than the current fair market value (as defined in the Warrants) of the common stock at the time such shares are issued. In the event of such an issuance, the exercise price of the Warrants will be reduced in accordance with a formula described in the Warrants. The Warrants are exercisable at any time prior to its expiration date by delivering the warrant to us, together with a completed election to purchase and the full payment of the exercise price or by means of a “net exercise” feature under which we do not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by us in lieu of payment of the exercise price. This net exercise right is generally limited to times when we are not in compliance with our obligations relating to the registration of the shares of common stock underlying the Warrants for resale under the registration rights agreement with respect to those shares.

The terms of the Additional Warrants are substantially similar to those contained in the Warrants. The Additional Warrants are exercisable for up to an aggregate of 175,000 shares of our common stock with an exercise price equal to $0.55 per share.

Security Agreement and Guarantee. In connection with the Note Purchase Agreement and the Notes, we entered into a Security Agreement dated the same date as the Note Purchase Agreement, by and among us, BCI, and Sigma pursuant to which we and BCI granted a general security interest in substantially all of our accounts, inventory, furniture, fixtures, equipment, general intangibles, patents, licenses, investment property, promissory notes, instruments, documents and tangible and electronic chattel paper, and all proceeds, products, rents and profits from that collateral in favor of Sigma, as collateral agent. The joinder agreements under which Pacific, Operis and SBLLC were made party to the Note Purchase Agreement also provided that those subsequent purchasers of the Notes were to be deemed beneficiaries of the Security Agreement and Guarantee. The lien and security interest granted pursuant to the Security Agreement is junior to Presidential and the Senior Debt.

In connection with the Note Purchase Agreement and the Notes, BCI agreed to guarantee our obligations under the Notes. The Guarantee is an absolute and unconditional guaranty of payment and performance, and is irrevocable. Pacific, Operis and SBLLC are also beneficiaries of the Guarantee pursuant to each purchaser’s respective joinder agreement.

Except as set forth in the preceding paragraphs, the Selling Shareholders and the officers and directors of the Selling Shareholders have not held any positions or offices or had any other material relationship with us or any of our affiliates within the past three years.

All of the securities being offered by this prospectus were or will be issued and sold to the Selling Shareholders pursuant to exemptions from the registration requirements of the Securities Act of 1933 as provided by Rule 506 of Regulation D or Section 4(2) of the Securities Act, or otherwise.

Certain value considerations to the Selling Shareholders.

The sale of the Notes, Warrants and Additional Warrants represent a complicated value proposition to the Selling Shareholders. Please find below certain disclosures designed to help you understand the total payments and other value received or to be received by the Selling Shareholders over the life of their investment.

Direct payments to the Selling Shareholders During the First Year. The payments (including the value of payments made in the form of common stock equivalents) required to be made or potentially required to be made by us in connection with the transaction to any Selling Shareholder, any affiliate of a Selling Shareholder, or any person with whom any Selling Shareholder has a contractual relationship (together, “Selling Shareholder Parties”), in each case during the first year following the first Note purchase transaction, include those amount on the following table:

Noteholder (1)	Principal Amount of Note	Issue Date	All Interest Payments During First Year (2)	Reimbursement of Selling Stockholder Expenses (3)	Advisory Services Fee (4)	Intrinsic Value of Warrants (5)	Total Potential Payments in Year 1
Sigma Opportunity Fund, LLC	$3,000,000	12/29/2006	$211,750	$60,000	$113,500	$755,250	1,140,500
Pacific Asset Partners	1,000,000	2/2/2007	62,611	-	-	375,000	437,611
Operis Partners I, LLC	500,000	2/2/2007	31,306	-	-	187,500	218,806
Sigma Berliner, LLC	1,500,000	2/15/2007	91,875	40,000	-	562,500	694,375
	$6,000,000		$397,542	$100,000	$113,500	$1,880,250	$2,491,292

(1)
Does not include payments made to Punk Ziegel, our placement agent for this transaction. We paid Punk Ziegel a $25,000 retainer and issued a warrant to purchase 100,000 shares of our common stock (exercise price $1.00) in June 2006 as part of our engagement letter with Punk Ziegel. Pursuant to the engagement letter, we then paid Punk Ziegel a fee of $225,000 and issued a warrant to purchase 214,286 shares of our common stock (strike price of $0.70) for assisting with the closing of the December 29, 2006 financing round with Sigma, and an additional fee of $60,000 and a warrant to purchase 214,286 shares of common stock (strike price of $0.70) for assisting with the closing of the February 2nd and 15th financing rounds. Punk Ziegel does not have any contractual relationship with any of the Selling Shareholders or their affiliates.

(2)
Total interest payments during the term of the Notes is described in the column titled “Total Interest During Term of the Note” in the table titled “Dollar Value of Shares Underlying Notes Assuming No Cash Interest Payments Throughout Notes Term” on page 66 of this prospectus.

(2)	These fees were related primarily to the legal expenses of the Selling Shareholders.

(3)
These fees were paid to Advisors for advisory services, including the service of Mr. Thom Waye as a director on our Board. Advisors is an affiliate of Sigma and SBLLC. The fee represents a one-time advisory fee paid to Sigma Capital Advisors, LLC and director fees paid to Mr. Waye pursuant to our general outside director compensation arrangements. Mr. Waye will continue to receive standard non-employee director fees so long as he serves as a director on our board. Other than reimbursement of certain potential future expense related to Mr. Waye’s service on our Board, which we are unable to predict, no further payments will be made under the advisory agreement with Advisors.

(4)
Includes the positive intrinsic value of Warrants and Additional Warrants issued in connection with the issuance of the Notes, calculated by subtracting the exercise price of the warrants from the closing market price on the date of their issuance, multiplied by the number of shares. The amounts shown in the table do not include 150,000 Additional Warrants issued to Advisors in connection with its services to us since those warrants were issued with an exercise price above the trading price on their date of issuance. However, the amount shown for Sigma does include 25,000 Additional Warrants that we had agreed at the time of the initial transaction to issue to Advisors but that were eventually issued after the market price had risen substantially.

We have already made $401,042 of these payments, consisting of interest payments, Selling Shareholder expenses reimbursement and the advisory services fee. We have also already issued all of the warrants.

The expenses reimbursement, the payment of the advisory services fees, director fees and the warrant issuances were all done in connection with the closings of the sales of the Notes and do not represent any future liabilities of ours. In fact, the only payments that we will make to the Selling Shareholder Parties following December 31, 2007 will be interest payments on the Notes according to their terms. The future interest payments beyond the first year described above are expected to total $417,667.

The aggregate amount of all potential payments to Selling Shareholder Parties (including the intrinsic value of the warrants already issued as of their issuance) would be approximately $2,908,958 during the term of the Notes.

The net proceeds to the Company from the sale of the Convertible Notes and Note Warrants, calculated by subtracting from gross proceeds of $6.0 million the total possible payments to all Selling Shareholder Parties in the first year following the first sale of Convertible Notes, may be $3,508,708.

Proceeds to us and profit to the Selling Shareholders. The table below demonstrates our net proceeds after taking into account all possible payments to the Selling Shareholder Parties.

Noteholder	Gross Proceeds Paid to the Company	All Payments That May be Made to Shareholder Parties During the Life of the Notes	Proceeds to the Issuer After Payments Described in Previous Column	Combined Total Possible Profit to be Realized as a Result of Conversion of Notes and Warrants (1)
Sigma Opportunity Fund, LLC	$3,000,000	$1,349,333	$1,650,667	$749,250
Pacific Asset Partners	1,000,000	507,222	492,778	375,000
Operis Partners I, LLC	500,000	253,611	246,389	187,500
Sigma Berliner, LLC	1,500,000	798,792	701,208	562,500
	$6,000,000	$2,908,958	$3,091,042	$1,874,250

(1) Since the conversion price of the Notes was well above the market price of our shares when the Notes were issued, we have determined that the Selling Shareholders did not receive the underlying shares in that purchase with any inherent discount or built-in profit. See the tables in the following section for an explanation of the calculation for possible profit for warrants. Possible profit of Sigma includes the possible profits Advisors may obtain upon exercise of Additional Warrants.

While we believe that it is important to understand the balanced nature of the transaction as a whole by taking the premium reflected in the conversion price of the Notes together with the corresponding discount on the Warrants, we have treated the Selling Shareholder losses upon immediate conversion of the Notes as zero possible profit in the table above. Another approach to consider would have been to use these premiums to offset possible profit from the Warrants in the table, which would have shown a loss to the Selling Shareholders of $198,662.

•	The total amount of all potential payments to Selling Shareholder Parties would be approximately $2,908,958.

•	The Notes carry no discounts upon conversion to the market price of the shares underlying the Notes as of their issue date.

Calculation of total possible profits or discounts to the Selling Shareholders upon conversion or exercise of their Notes and warrants. Since the conversion price of the Notes was well above the market price of our shares when the Notes were issued, we have determined that the Selling Shareholders did not receive the underlying shares in that purchase with any inherent discount or built-in profit. The net total discount on exercise of the Warrants and Additional Warrants would have been $1,874,250 on their date of issuance. These conclusions are explained more fully by the tables below.

Dollar Value of Shares Underlying Notes Assuming No Cash Interest Payments Throughout Notes Term:

	Principal Amount of Note/Total Conversion Price	Total Interest During Term of the Note (1)	Principal Plus Interest	Conversion Price Per Share	Stock on Date of Issuance	Total Number of Shares Convertible Into	Combined Market Price of Underlying Shares (2)	Total Possible Profit on Conversion of Notes (3)
Noteholder (1)	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sigma Opportunity Fund, LLC	$3,000,000	$420,583	$3,420,583	$1.00	$0.51	$3,420,583	$1,744,497	$(1,255,503)
Pacific Asset Partners	1,000,000	132,222	1,132,222	$1.00	$0.76	1,132,222	860,489	(139,511)
Operis Partners I, LLC	500,000	66,111	566,111	$1.00	$0.76	566,111	430,244	(69,756)
Sigma Berliner, LLC	1,500,000	196,292	1,696,292	$1.00	$0.76	1,696,292	1,289,182	(210,818)
	$6,000,000	$815,208	$6,815,208			$6,815,208	$4,324,412	$(1,675,588)

(1)	Assuming no compounding of unpaid interest and no default interest rates applied.

(2)	Calculated by multiplying the Total Number of Shares Convertible Into (column f) by the Closing Price of Stock on Date of Issuance (column e).

(3)	Calculated by subtracting the Total Conversion Price (column a) from the Combined Market Price of Underlying Shares (column g).

Dollar Value of Shares Underlying Warrants and Additional Warrants:

Noteholder	Number of Shares Underlying Warrants	Grant Date	Exercise Price of Warrant	Closing Price of Stock on Date of Issuance	Price of Underlying Shares at Sale of Warrants	Total Combined Conversion Price	Possible Profit on Exercise of Warrants
Sigma Opportunity Fund, LLC	1,500,000	12/29/2006	$0.01	$0.51	$765,000	$15,000	$750,000
Sigma Advisors	150,000	12/29/2006	$0.55	$0.51	76,500	82,500	(6,000)
Pacific Asset Partners	500,000	2/2/2007	$0.01	$0.76	380,000	5,000	375,000
Operis Partners I, LLC	250,000	2/2/2007	$0.01	$0.76	190,000	2,500	187,500
Sigma Berliner, LLC	750,000	2/15/2007	$0.01	$0.76	570,000	7,500	562,500
Sigma Advisors	25,000	2/15/2007	$0.55	$0.76	19,000	13,750	5,250
	3,175,000				$2,000,500	$126,250	$1,874,250

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On December 29, 2006, we entered into the Note Purchase Agreement with Sigma for the issuance and sale of the Sigma Note and Sigma Warrant. Pursuant to the provisions of the Note Purchase Agreement, so long as the Note remains outstanding or Sigma beneficially owns at least 5% of our outstanding common stock, Sigma has the right to nominate one director to our Board. On December 29, 2006, Sigma nominated, and our Board appointed, Thom Waye to serve as a member of our Board as a Class III director, with his term expiring at the 2008 annual meeting. We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board. We paid Advisors a one-time fee of $0.1 million for business, finance and organizational strategy, advisory, consulting and other services related to our business for as long as the Note is outstanding, and issued warrants to them to purchase up to 175,000 shares of our common stock exercisable over a period of five years at an exercise price of $0.55 per share, which were valued at $55 thousand using the Black-Scholes option pricing model using the following assumptions:

		Black-Scholes Assumptions
			Expected	Risk-free
Warrants		Expected	Dividend	Interest	Expected
Issued	Value	Volatility	Yield	Rate	Life
150,000	$42	62%	0%	4.70%	5 Years
25,000	$13	72%	0%	4.76%	5 Years

We also paid Sigma $0.1 million for expenses associated with the Note through June 30, 2007. We also paid (or accrued to) Sigma $0.1 million in interest on the Note.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with SBLLC, an affiliate of Sigma and Thom Waye, and issued the SBLLC Note and SBLLC Warrant. This transaction was the result of Sigma exercising a right that Sigma negotiated as part of the December 29, 2006 transaction, at a time at which it was not an affiliate of Berliner.

The Board has adopted a written policy regarding review and approval of related party transactions. This policy calls for the Board to appoint a committee of independent directors to review and approve any related party transaction, which are defined as any transaction, or a series of similar transactions, to which the Company or any of its subsidiaries is to be a party, in which the amount involved exceeds $120,000 and in which any of the following persons had, or will have, a direct or indirect material interest:

•	Any director or executive officer of the Company;

•	Any nominee for election as director;

•	Any security holder who is known to the registrant to own of record or beneficially more than five percent of any class of the registrant’s voting securities; and

•	Any member of the immediate family of any of the foregoing persons.

Approval of the committee reviewing the related party transaction is based on the business needs of Company, the availability of alternative arrangements and the costs of the proposed transaction versus these alternatives, if available.

Pursuant to the policy, related party transactions shall not include compensation decisions within the authority of the Compensation Committee, such as officer and director compensation. The independent committee will have the authority to hire and consult with independent consultants, appraisers and/or advisors to assist in their review of related party transactions.

During fiscal year 2007, the Company did not engage in any related party transaction that did not require review, approval or ratification under the Company’s related party transaction review policies and procedures. The Company did not engage in any related party transaction where such policies and procedures were not followed.

PLAN OF DISTRIBUTION

We are registering a portion of the shares of common stock issuable upon exercise of warrants at an initial exercise price of $0.01 per share to permit the resale of these shares of common stock by the holders of the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	to purchasers directly;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from such shareholders or from the purchasers of the securities for whom they may act as agent;

•	by the pledge of the shares as security for any loan or obligation, including pledges to brokers or dealers who may effect distribution of the shares or interests in such securities;

•	to purchasers by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	in a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate a transaction;

•	through an exchange distribution in accordance with the rules of the exchange or in transactions in the over-the-counter market;

•	pursuant to Rule 144; or

•	in any other manner not proscribed by law.

If the Selling Shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. If any Selling Shareholder enters into an agreement to sell its shares to a broker-dealer and such broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement of which this prospectus forms a part for the purpose of updating this disclosure with respect to such broker-dealer and its related plan of distribution. The Selling Shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The Selling Shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

For more information about material relationships between the Selling Shareholders and us, see “Selling Shareholders” in this prospectus.

We have advised each Selling Shareholder that under current interpretations it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a Selling Shareholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Pursuant to the Note Purchase Agreement that we entered into in connection with the issuance and sale of the Notes, we will pay the fees and expenses in connection with this registration statement other than underwriting discounts or commissions, brokerage fees and the fees and expenses of counsel to any selling shareholders. We estimate that we will pay fees and expenses of approximately $30,000. In the event of a material change in the information disclosed in this prospectus, the shareholders will not be able to effect transactions in the shares pursuant to this prospectus until a post-effective amendment to the registration statement is filed with, and declared effective by, the Commission.

We have also agreed to indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Note Purchase Agreement, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

There can be no assurance that any Selling Shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Our common stock is quoted on the OTC Bulletin Board.

DESCRIPTION OF SECURITIES

The following discussion is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus is a part. You should read this summary together with our Amended and Restated Certificate of Incorporation, as amended, our bylaws, and the applicable provisions of Delaware statutory law.

Our authorized capital stock currently consists of 102,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 100,000,000 shares, par value $0.00002 per share. The preferred stock consists of 2,000,000 shares, par value $0.00002 per share. As of September 27, 2007, we had outstanding 17,081,786 shares of common stock and no shares of preferred stock outstanding.

Description of Common Stock

Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by the Notes, dividends on our common stock may be declared and paid when and as determined by our board of directors.

Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.

Other Rights. Holders of our common stock generally do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Purchasers of the Notes do have certain preemptive rights as described in the Note Purchase Agreement. Our Amended and Restated Certificate of Incorporation, as amended, does not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.

Effect of Preferred Stock and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may issue in the future, and our credit facilities. Certain provisions of the preferred stock that may adversely affect the rights of holders of our common stock are described in the following paragraphs. Under the terms of the Notes, we are not permitted to pay any dividend or make any distribution on shares of our common stock held in treasury other than dividends or distributions payable only in shares of our common stock.

Description of Preferred Stock

Our Board has the authority, without further shareholder approval, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP of Dallas, Texas.

EXPERTS

The financial statements as of June 30, 2007, 2006 and 2005, for the years ended June 30, 2007 and 2006 and for the six months ended June 30, 2005, and the year ended December 31, 2004, included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Commission with respect to this distribution. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and current reports, proxy statements and other documents with the Commission under the Exchange Act. You may read and copy any materials that we may file without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The other information we file with the Commission is not part of the registration statement of which this prospectus forms a part.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2007 and 2006	F-3

Consolidated Statements of Operations for the years ended June 30, 2007 and 2006, and the six months ended June 30, 2005 and 2004 (unaudited) and for the year ended December 31, 2004	F-4

Consolidated Statements of Stockholders' Equity for the years ended June 30, 2007 and 2006, the six Months ended June 30, 2005 and for the year ended December 31, 2004	F-5

Consolidated Statements of Cash Flows for the years ended June 30, 2007 and 2006, and the six months ended June 30, 2005 and 2004 (unaudited) and for the year ended December 31, 2004	F-6

Notes to Consolidated Financial Statements	F-8

Consolidated Balance Sheets as of September 30, 2007 (Unaudited), and June 30, 2007	F-30

Consolidated Statements of Operations for the three months ended September 30, 2007 and 2006 (Unaudited)	F-31

Consolidated Statements of Cash Flows for the three months ended September 30, 2007 and 2006 (Unaudited)	F-32

Consolidated Statements of Stockholders’ Equity (Unaudited)	F-34

Notes to Consolidated Financial Statements	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Berliner Communications, Inc.
Elmwood Park, New Jersey

We have audited the accompanying consolidated balance sheets of Berliner Communications, Inc. and Subsidiaries as of June 30, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2007 and 2006, the six months ended June 30, 2005, and the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berliner Communications, Inc. and Subsidiaries at June 30, 2007 and 2006, and the results of their operations and cash flows for the years ended June 30, 2007 and 2006, and the six months ended June 30, 2005, and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Valhalla, New York
October 1, 2007

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	June 30,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,483	$534
Accounts receivable, net of allowance for doubtful accounts
of $261 and $180 at June 30, 2007 and 2006, respectively	22,911	12,334
Inventories	666	322
Deferred tax assets - current	336	-
Prepaid expenses and other current assets	771	332
	27,167	13,522
Property and equipment, net	2,569	566
Amortizable intangible assets, net	960	-
Goodwill	2,270	-
Deferred tax assets - long-term	950	-
Other assets	387	168
Total Assets	$34,303	$14,256

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$7,399	$5,356
Accrued liabilities	6,588	3,909
Accrued income taxes	326	128
Line of credit	5,537	1,111
Current portion of long-term debt	797	374
Current portion of capital lease obligations	52	33
	20,699	10,911
Long-term debt, net of current portion	5,765	163
Long-term capital lease obligations, net of current portion	199	24
Other long-term liabilities	694	-
Deferred tax liabilities - long-term	39	-
Total liabilities	27,396	11,098

COMMITMENTS

STOCKHOLDERS' EQUITY
Common stock	-	-
Additional paid-in capital	15,655	13,018
Accumulated deficit	(8,748)	(9,860)
Total stockholders' equity	6,907	3,158
Total liabilities and stockholders' equity	$34,303	$14,256

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Year ended June 30,		Six Months Ended June 30,
	2007	2006	2005	2004	Year December 31, 2004
				(Unaudited)
Revenue	$55,135	$39,325	$10,196	$7,422	$15,286
Costs of revenue	37,275	28,202	7,339	4,927	9,605
Gross margin	17,860	11,123	2,857	2,495	5,681
Selling, general and administrative expenses	14,614	9,448	3,831	2,940	6,123
Depreciation and amortization	484	247	139	181	343
Gain on sale of fixed assets	(5)	(7)	(23)	(14)	(10)
Income (loss) from operations	2,767	1,435	(1,090)	(612)	(775)

Other (income) expense
Interest expense	1,238	74	22	19	47
Interest income	(37)	(14)	(5)	(1)	(2)
Financing fees	695	-	-	-	-
(Income) loss in equity investments	(41)	(98)	94	-	-
Other	(14)	85	(4)	-	-
Income (loss) before income taxes	926	1,388	(1,197)	(630)	(820)
Income tax (benefit) expense	(186)	133	(7)	(2)	16
Net income (loss)	1,112	1,255	(1,190)	(628)	(836)
Deemed Series B and D preferred dividends	-	19,936	-	-	-
Net income (loss) allocable to common shareholders	$1,112	$(18,681)	$(1,190)	$(628)	$(836)

Net income (loss) per share:
Basic	$0.07	$(1.38)	$(2.36)	$(9.31)	$(12.41)
Diluted	$0.06	$(1.38)	$(2.36)	$(9.31)	$(12.41)

Weighted average number of shares outstanding:
Basic	17,035	13,582	504	67	67
Diluted	19,062	13,582	504	67	67

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands except share and per share data)

	Preferred Stock		Common Stock
	2,000,000 shares authorized; $0.00002 par value		100,000,000 shares authorized $0.00002 par value		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2003	-	$-	20,224,320	$202	$10,531	$(9,023)	$1,710

Net loss						(837)	(837)
Balance at December 31, 2004	-	-	20,224,320	202	10,531	(9,860)	873

Deemed retroactive stock split to recapitalize Berliner Communications, Inc. with 147,676,299 common shares, $0.00002 par value	-	-	127,451,979	(199)	199	-	-
Deemed retroactive stock split to recapitalize Berliner Communications, Inc. with 3,913,669 Series E Preferred shares, $0.00002 par value, liquidation preference of $0.26 per share	3,913,669	-	-	-	-	-	-
Deemed dividend of Berliner Communications, Inc. of net assets not transferred in recapitalization	-	-	-	-	-	(65)	(65)
Novo Networks, Inc. preferred stock recapitalized as of February 18, 2005, into 4,500 Series B and 9,473 Series D Preferred shares, $0.00002 par value, liquidation preference of $1,000 per share	13,973	-	-	-	-	-	-
Novo Networks, Inc. shareholder equity recapitalized as of February 18, 2005, into 52,323,701 common shares, $0.00002 par value	-	-	52,323,701	1	2,188	-	2,189
Reverse stock split of one share for every 300 shares on September 16, 2005	-	-	(199,333,333)	(4)	4	-	-
Net loss	-	-	-	-	-	(1,190)	(1,190)
Balance at June 30, 2005	3,927,642	-	666,667	-	12,922	(11,115)	1,807

Deemed dividend in the conversion of Series B and Series D Convertible Preferred Stock	(13,973)	-	996,788,940	20	(20)	-	-
Conversion of Series E Convertible Preferred Stock	(3,913,669)	-	3,913,668,046	78	(78)	-	-
Reverse stock split of one share for every 300 shares of Common Stock on September 16, 2005	-	-	(4,894,088,796)	(98)	98	-	-
Stock based compensation expense	-	-	-	-	67	-	67
Issuance of warrants for consulting services	-	-	-	-	29	-	29
Net income	-	-	-	-	-	1,255	1,255
Balance at June 30, 2006	-	-	17,034,857	-	13,018	(9,860)	3,158

Exercise of stock options	-		46,929	-	-	-	-
Stock-based compensation expense	-		-	-	300	-	300
Value of warrants granted with debt	-		-	-	2,337	-	2,337
Net income	-		-	-		1,112	1,112
Balance at June 30, 2007	-	$-	17,081,786	$-	$15,655	$(8,748)	$6,907

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2005	2004	2004
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,112	$1,255	$(1,190)	$(628)	$(836)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	484	247	139	181	343
Amortization of deferred financing fees	189	-	-	-	-
Loss in equity investments	-	102	94	-	-
Bad debt expense	140	104	10	-	46
Stock-based compensation	300	96	-	-	-
Gain on sale of equity investment	-	(200)	-	-	-
Gain on sale of fixed assets	(5)	(7)	(23)	(14)	(10)
Accretion of interest from warrants	509	-	-	-	-
Financing fees	695	-	-	-	-
Deferred tax assets, net	(1,247)	-	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(4,212)	(7,177)	(1,886)	2,060	2,065
Inventories	1,039	185	9	34	96
Prepaid expenses and other current assets	39	185	(47)	112	(54)
Other assets	20	89	14	(2)	(9)
Accounts payable	(974)	3,146	506	(288)	(285)
Accrued liabilities	649	1,623	808	(881)	(712)
Accrued income taxes	198	128	(13)	-	(22)
Deferred revenue	-	-	(11)	(9)	9
Net cash (used in) provided by operating activities	(1,064)	(224)	(1,590)	565	631

Cash flows from investing activities:
Purchases of property and equipment	(519)	(293)	(89)	(42)	(80)
Proceeds from the sale of property and equipment	8	18	60	10	25
Proceeds from the sale of equity investments	-	200	-	-	-
Acquisition of Digitcom	(2,000)	-	-	-	-
Acquisition of Radian	(3,630)	-	-	-	-
Acquisition of Comtech	(98)	-	-	-	-
Net cash used in investing activities	(6,239)	(75)	(29)	(32)	(55)

Cash flows from financing activities:
Proceeds from line of credit	23,843	4,809	1,237	701	1,888
Proceeds from long-term debt	6,000	149	30	-	102
Repayment of line of credit	(19,417)	(4,192)	(1,088)	(1,028)	(1,979)
Repayment of long-term debt	(529)	(282)	(199)	(89)	(181)
Financing fees	(604)	-	-	-	-
Repayment of loan from shareholder	-	-	(102)	-	-
Repayment of capital leases	(41)	(53)	(34)	(44)	(90)
Net cash (used in) provided by financing activities	9,252	431	(156)	(460)	(260)

Net increase (decrease) in cash and cash equivalents	1,949	132	(1,775)	73	316
Cash and cash equivalents at beginning of period	534	402	454	138	138
Cash and cash equivalents acquired	-	-	1,723	-	-
Cash and cash equivalents at end of period	$2,483	$534	$402	$211	$454

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2005	2004	2004
				(Unaudited)
Supplemental cash flow information:
Interest paid	$164	$74	$21	$19	$47
Income taxes paid	$863	$6	$13	$5	$10
Non-cash investing and financing activities:
Assets purchased under capital leases	$235	$61	$-	$-	$55
Note payable in connection with acquisition of Digitcom	$1,750	$-	$-	$-	$-
Fair value of warrants associated with debt issuances and professional services	$2,336	$-	$-	$-	$-

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Business

General

The company now known as Berliner Communications, Inc. (“Berliner”, “we”, “us”, and “our”) was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February 1996 and was subsequently reinstated as eVentures Group, Inc. (“eVentures”) in August 1999. In December 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner. In September 2005, Novo changed its name to Berliner Communications, Inc.

Since the Acquisition was settled through the issuance of a controlling interest in Novo’s common stock, Old Berliner was deemed to be the acquirer for accounting purposes. Furthermore, since Novo was deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner. The accompanying consolidated financial statements for the six months ended June 30, 2005, include the accounts of Old Berliner through February 18, 2005, BCI, our wholly-owned subsidiary, and us since February 18, 2005.

Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate acquisition and zoning services. Over the course of the following years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carried on the historical operations of Old Berliner.

On February 19, 2007, we acquired substantially all of the assets of Comtech Systems, Inc.

On February 28, 2007, BCI entered into an Asset Purchase Agreement (the “Digitcom Asset Purchase Agreement”) with Digital Communication Services, Inc. (“Digitcom”) and its affiliates for the purchase of certain of its assets in Arlington, Texas. This acquisition expanded our presence in Texas and the Southeast markets. On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian (the “Wireless Operations of Radian”). This acquisition has expanded our presence in the Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington markets, and adds offices in Salem, Oregon, Tempe, Arizona and Salt Lake City, Utah.

The results of these acquired businesses have been incorporated into our consolidated financial statements since the date of acquisition.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Some of the more significant estimates being made include the allowance for doubtful accounts and percentage of completion of construction projects. The amounts presented for the six months ended June 30, 2004, in the accompanying Consolidated Statement of Operations and Statement of Cash Flows have been prepared by us, without audit, pursuant to the interim financial statement rules and regulations of the United States Securities and Exchange Commission (“SEC”). In our opinion, the accompanying Unaudited Consolidated Statement of Operations and Statement of Cash Flows include all adjustments necessary to present fairly the results of operations and cash flows for the six months ended June 30, 2004.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2007, cash and cash equivalents totaled approximately $2.5 million and consisted of bank balances, a corporate bond and a money market account. We maintain our cash and cash equivalents with two financial institutions that, at times, may have amounts in excess of the FDIC insurance limit.

Risks and Uncertainties

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables. Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligations. Accounts receivable are written off when they are considered to be uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories

Inventories, which consist mainly of parts and raw materials, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Prepaid Expenses and Other Assets

Prepaid expenses are recorded as assets and expensed in the period in which the related services are received. At June 30, 2007 and 2006, current prepaid expenses and other current assets totaled approximately $0.8 million and $0.3 million, respectively, and consisted mainly of insurance, deferred financing fees and rents. Non-current other assets of approximately $0.4 million at June 30, 2007, and $0.2 million at June 30, 2006 are mainly deposits for our office and warehouse locations and long-term insurance.

Property and Equipment

Property and equipment consist of automobiles and trucks, computer equipment, equipment and software, furniture and fixtures and leasehold improvements. Each class of asset is recorded at cost and depreciated using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-lived Assets

We assess the recoverability of long-lived assets, including goodwill, by determining whether the net book value of the assets can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on fair value and is charged to operations in the period in which the impairment occurs.

Equity Investments

Subsidiaries whose results are not consolidated, but over whom we exercise significant influence, are generally accounted for under the equity method of accounting. Whether we exercise significant influence with respect to a subsidiary depends on an evaluation of several factors, including, without limitation, representation on the subsidiary’s governing board and ownership level, which is generally a 20% to 50% interest in the voting securities of the subsidiary, including voting rights associated with our holdings in common stock, preferred stock and other convertible instruments in the subsidiary. Under the equity method of accounting, the subsidiary’s accounts are not reflected in our consolidated financial statements. Our proportionate share of a subsidiary’s operating earnings and losses are included in the caption “(Income) loss in equity investments” in our consolidated statements of operations. During the year ended June 30, 2006, we sold our equity investment in Paciugo Management, LLC for a gain (see Note 6 - Equity Investments).

Revenue Recognition

Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services is recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized under the completed contract method of accounting. Revenue associated with multiple element contracts reflects the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the estimated percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.

Unbilled receivables represent revenue on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contract terms.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using applicable tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Operations in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Stock-based Compensation

Historically, Old Berliner applied the intrinsic value based method of accounting prescribed by Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our employee-based stock options plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation. As permitted by SFAS 123, Old Berliner elected to continue to apply the intrinsic value based method of accounting for its employee-based stock option grants and adopted the disclosure requirements of SFAS 123.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2004 and through the date of the Acquisition, Old Berliner did not grant any stock options under its plans. The holders of Old Berliner’s plans forfeited all of their stock options 90 days after the Acquisition date due to all of the employees becoming employees of Berliner. There were no stock options granted from the Acquisition to June 30, 2005. During the years ended June 30, 2007 and 2006, we granted stock options totaling 1,091,526 and 530,300 shares, respectively, under our plans.

Prior to July 31, 2005, we adopted the disclosure-only provisions of SFAS 123. SFAS 123 required pro forma information to be presented as if we had accounted for the stock options during the fiscal periods presented using the fair value method. The fair value of options granted during the fiscal year ended June 30, 2005 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 48.6%, expected dividend yield of 0%, risk-free interest rate of 3.88% and an expected life of 10 years.

For purposes of pro forma disclosures related to prior years, the estimated fair values of the options are amortized to expense over the options’ vesting period of one to three years.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004
Pro forma net loss		(Unaudited)
Net loss allocable to common shareholders, as reported	$(1,190)	$(628)	$(836)
Less: stock-based compensation determined under fair value based method	(13)	-	-
Net loss allocable to common shareholders, pro forma	$(1,203)	$(628)	$(836)

Net loss per share, as reported	$(2.36)	$(9.31)	$(12.41)
Net loss per share, pro forma	$(2.36)	$(9.31)	$(12.41)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS 123R) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on fair values (i.e. pro forma disclosure is no longer an alternative to financial statement recognition). SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after December 15, 2005. This required us to adopt SFAS 123R effective July 1, 2005. We elected to adopt SFAS 123R using a modified prospective application, whereby the provisions of the statement are applied going forward only from the date of adoption to new (issued subsequent to July 1, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption (all of our previously issued options had fully vested prior to July 1, 2005).

In addition, compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of WPCS International, which is another company in our industry sector with similar revenue streams. We use historical data to estimate an option’s expected life. The risk free interest rate input is based on the market yield on United States Treasury securities at 5-year constant maturity in effect at the time of the grant. Compensation costs, net of forfeitures, is recognized on a straight-line basis over the period between the grant and vesting dates.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following weighted average assumptions used for purposes of determining the fair value were as follows:

	2007	2006
Expected volatility	70% - 78%	75%
Expected dividend yield	0%	0%
Risk-free interest rate	4.51%-5.01%	4.39%-5.04%
Expected life	5 Years	5.5 Years

The adoption of SFAS 123R did not have a significant impact on our overall results of operations or financial position.

Earnings per Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of the outstanding options and warrants would be reflected in diluted earnings per share by application of the treasury stock method.

The following table sets forth the computations of basic earnings per share and diluted earnings per share:

	Year ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2005	2004	2004
Basic earnings per share:
Numerator:
Net income (loss) allocable to common shareholders	$1,112	$(18,681)	$(1,190)	$(628)	$(836)

Denominator:
Weighted average common shares outstanding	17,035	13,582	504	67	67

Net income (loss) per share - basic	$0. 07	$(1.38)	$(2.36)	$(9.31)	$(12.41)

Diluted earnings per share:
Numerator:
Net income (loss) allocable to common shareholders	$1,112	$(18,681)	$(1,190)	$(628)	$(836)

Denominator:
Weighted average common shares outstanding	17,035	13,582	504	67	67
Effect of dilutive securities:
Stock options	528	-	-	-	-
Warrants	1,499	-	-	-	-
Weighted average common shares outstanding-
assuming dilution	19,062	13,582	504	67	67

Net income (loss) per share - diluted	$0.06	$(1.38)	$(2.36)	$(9.31)	$(12.41)

Common share equivalents consist of stock options and warrants using the treasury stock method. For the year ended June 30, 2007, 452,026 stock options and 5,454,545 shares convertible upon conversion of our 7% Notes were excluded from the computation of diluted net income per share because the exercise price of these were greater than the average market price of the Company’s common stock during the period, and therefore the effect is antidilutive.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASF Statement No. 109, (FIN 48), which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FIN 48 will have a material impact on our results from operations or financial position.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for the fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact, if any, that SFAS 157 will have on its consolidated financial statements upon adoption.

In September 2006, the Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements, (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Specifically, SAB 108 states that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our results of operations or financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact, if any, that SFAS 159 will have on its consolidated financial statements upon adoption.

3.  Accounts Receivable

Accounts receivable at June 30, 2007 and 2006 consist of the following:

	June 30,
	2007	2006

Accounts receivable	$17,727	$9,723
Unbilled receivables	5,445	2,791
	23,172	12,514
Allowance for doubtful accounts	(261)	(180)
Total	$22,911	$12,334

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unbilled receivables represent the value of services rendered to customers which have not yet been billed to customers as of the balance sheet date. Unbilled receivables are generally billed within three months upon the completion of services.

The allowance for doubtful accounts for the year ended December 31, 2004, the six months ended June 30, 2005 and the years ended June 30, 2006 and 2007 consisted of the following:

	Balance at		Recoveries/	Balance at
	Beginning	Charged to	Deductions/	End of
	of Period	Expense	Write-offs	Period
Allowance for doubtful accounts
Year ended December 31, 2004	$148	46	(88)	$106
Six months ended June 30, 2005	$106	10	(24)	$92
Year ended June 30, 2006	$92	104	(16)	$180
Year ended June 30, 2007	$180	140	(59)	$261

4.  Property and Equipment

Property and equipment at June 30, 2007 and 2006 consisted of the following:

	June 30,
	2007	2006
Automobiles and trucks	$1,559	$616
Furniture and fixtures	427	255
Equipment	2,622	1,844
Computer equipment and software	143	93
Buildings	313	-
Leasehold improvements	118	119
	5,182	2,927
Less: Accumulated depreciation	(2,703)	(2,361)
	2,479	566
Land	90	-
Total	$2,569	$566

Depreciation on property and equipment for the years ended June 30, 2007 and 2006 was approximately $0.4 million and $0.2 million, respectively.

5.  Long-Lived Assets

Long-lived assets include amortizable intangible assets consisting of customer relationships and covenants not to compete. These assets, together with goodwill, were the result of the allocation of the purchase price for the Digitcom and Radian acquisitions. See note 13 for a more detailed discussion of these acquisitions. Amortization expense related to amortizable intangible assets was $0.1 million for the year ended June 30, 2007 and $0 for earlier periods, since the acquisition took place during Fiscal 2007.

Intangible assets subject to amortization are amortized based upon the assets’ estimated useful lives. Customer relationships and covenants not to compete have estimated useful lives of approximately 3.75 years.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled amortization charges for the intangible assets, as of June 30, 2007 are as follows:

2008	$313
2009	284
2010	240
2011	123
2012	-
Total	$960

6.  Equity Investments

Previously, we had a minority equity interest in Ad Astra Holdings LP, a Texas limited partnership, and Paciugo Management LLC, a Texas limited liability company and the sole general partner of Ad Astra (collectively “Paciugo”). During the year ended June 30, 2006, we recorded income of approximately $0.1 million from our equity investment composed of $0.1 million of our share of gains and losses and a gain from the sale of our interest of $0.2 million.

7.  Accrued Liabilities

Accrued liabilities at June 30, 2007 and 2006 consisted of the following:

	June 30,
	2007	2006
Employee compensation	$874	$536
Construction costs	5,018	3,179
Other	696	194
	$6,588	$3,909

Included in other accrued liabilities is a potential liability for state sales tax. In January of 2007, we received an informal notice of assessment in the amount of $1.8 million including unpaid taxes, penalties and interest for the years 1998 to 2004. We had previously recorded $0.2 million in the year ended June 30, 2006 related to these potential taxes. We have reviewed their findings and believe that certain items that they deemed subject to tax were exempt. Accordingly, we increased our estimated reserve in the quarter ended December 31, 2006 to $0.6 million based on our revised best estimate of the potential liability and continue to maintain that level of reserve at June 30, 2007.

8.  Income Taxes

Income tax expense differed from amounts computed by applying the U.S. federal tax rate of 34% to pre-tax income as a result of the following:

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Six Months	Year
			Ended	Ended
	Year ended June 30,		June 30,	December 31,
	2007	2006	2005	2004
Tax expense at statutory rate of 34%	$315	$472	$(407)	$(279)
Increase (decrease) in valuation allowance against deferred tax assets	(738)	(506)	429	305
State income tax expense, net of federal income tax benefit	11	82	(71)	(74)
Meals and Entertainment	24	-	-	-
Financing Fees	236	-	-	-
Other, net	(34)	85	42	64
	$(186)	$133	$(7)	$16

The following summarizes the (benefit) provision for income taxes:

			Six Months	Year Ended
	Year ended June 30,		Ended June 30,	December 31,
	2007	2006	2005	2004
Current:
Federal	$858	$133	$(7)	$16
State	203	-	-	-
Total Current	1,061	133	(7)	16

Deferred
Federal	(1,124)	-	-	-
State	(123)	-	-	-
Total Deferred	(1,247)	-	-	-

(Benefit) provision for income taxes	$(186)	$133	$(7)	$16

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2007 and 2006 are as follows:

	Balance at June 30,
	2007			2006
Deferred Tax Assets	Federal	State	Total
Current:
Allowance for doubtful accounts	$89	$15	$104	$72
Allowance for obsolete inventory reserve	37	7	44	26
NOL Carryforward	-	-	-	64
Accrued Bonus	136	24	160	-
AMT Carryforward	28	-	28	28
	290	46	336	190
Non-Current:
Stock-based compensation	129	23	152	38
NOL Carryforward	391	-	391	510
Accrued Sales Tax	145	25	170	-
Accretion of debt discount	173	30	203	-
Customer list amortization	27	5	32	-
Covenant amortization	1	1	2	-
	866	84	950	548
Total Deferred Tax Assets	1,156	130	1,286	738

Deferred Tax Liabilities
Long-Term
Goodwill Amortization	15	3	18	-
Depreciation Expense	18	3	21	-
Total Deferred Tax Liabilities	33	6	39	-

	1,123	124	1,247	738

Less: valuation allowance	-	-	-	(738)

Net deferred tax assets	$1,123	$124	$1,247	$-

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not for some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

In prior years, in accordance with the provisions of Financial Accounting Standards Board Statement No. 109 “Accounting for Income Taxes” (FASB 109), the Company has reduced its deferred tax assets and liabilities through the use of a valuation allowance because, in the opinion of management, based on the information available to it at the time, it was more likely than not that the benefits to be derived from these assets would not be realized. This opinion was based, among other things, by the history of net losses.

Based on information currently available to BCI management, it now appears more likely than not that these net deferred tax assets will be realized.

Therefore, in accordance with the provisions of Financial Accounting Standards Board Statement No. 154 Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 (FASB 154), BCI management has determined that the cumulative effect of future tax benefits derived from activity in the current and prior years shall be reflected in the financial statements of the Company effective as of June 30, 2007. The effect of this change in accounting estimate is as follows:

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended June 30, 2007
	Before		After
	Change	Change	Change
Income from operations	$2,767	$-	$2,767
Net income	$374	$738	$1,112
Net income per common share:
Basic	$0.02	$0.04	$0.07
Diluted	$0.02	$0.04	$0.06

We have net operating loss carryforwards for federal and state income tax purposes of approximately $1.2 million expiring in 2026, which may be applied against future taxable income. We can only utilize approximately $64 thousand per year due to limitations as a result of the Acquisition.

9.  Revolving Credit Facility

In September 2003, we entered into a revolving credit facility with Presidential Financial Corporation of Delaware Valley (“Presidential”). On April 3, 2007, we amended this facility to, among other things, increase the availability under the credit facility to $8.0 million. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus one and one-half percent (1.5%). As of June 30, 2007, the prime rate was 8.25%. In addition, we pay .25% per month on the average daily balance.

The credit facility is secured by substantially all of BCI’s assets and a guarantee from Berliner. The balance outstanding at June 30, 2007 and 2006 was $5.5 million and $1.1 million, respectively. The revolving credit facility has a term of twelve months and currently matures on April 3, 2008, and we can elect to renew on a month-to-month basis thereafter.

10.  Long-Term Debt

Long-term debt at June 30, 2007 and 2006 consisted of the following:

	June 30,
	2007	2006

7% Senior Subordinated Secured Convertible Notes due December 29, 2008
in the original principal amount of $6.0 million, convertible at $1.10 per share
less unamortized debt discount plus accreted interest	$4,628	$-
Note payable to J&J Leasing due February 2010, at Prime Rate	1,604	-
Loans payable to financing companies, payable in monthly installments of $10 thousand, interest ranging from 0% to 11.2% annually, due August 2008 through March 2011, secured by automobiles	330	213
Notes payable to Greenhill Capital Partners LP and PWIBD Partners LP issued
in 2003, maturing March, 2007	-	323
Capital leases (Note 11)	251	57
	6,813	593
Less current portion	(849)	(406)
	$5,964	$187

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note Purchase Agreement

On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma Opportunity Fund, LLC (“Sigma”) for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008, in the original principal amount of $3.0 million (the “Note”) convertible at $1.10 per share (subject to adjustment) and a warrant to purchase up to 1.5 million shares of our common stock with a strike price of $0.01 (the “Warrant”).

On February 2, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Pacific Asset Partners, LLC (“Pacific”) and Operis Partners I, LLC (“Operis”) and issued a second 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.0 million and a warrant to purchase up to 500,000 shares of our common stock (with a fair value of $0.4 million) to Pacific, and a third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $0.5 million and a warrant to purchase up to 250,000 shares of our common stock (with a fair value of $0.2 million) to Operis, all on substantially the same terms as the Note and Warrant issued to Sigma.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, LLC (“Sigma Berliner”) to issue a fourth 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million (the “Sigma Berliner Note”) and a warrant to purchase up to 750,000 shares of our common stock (with a fair value of $0.6 million) to Sigma Berliner, also on substantially the same terms as the Note and Warrant issued to Sigma.

Pursuant to the Note Purchase Agreement, we agreed to register the shares of common stock issuable upon conversion of the Note and upon exercise of the Warrant and the Additional Warrants (collectively, the “Registrable Shares”) for resale under the Securities Act. We agreed to file with the Commission a Registration Statement with respect to the Registrable Shares, which was filed with the Commission on March 19, 2007, and to cause the Registration Statement to become effective on or before June 15, 2007.

We are liable for liquidated damages under the following circumstances (each, a “Registration Event”):

•	If the Registration Statement is not declared effective by the Commission on or prior to June 15, 2007;

•	If, after the effective date of the Registration Statement, sales cannot be made under the Registration Statement, except in certain situations;

•
If, after the date on which our securities are listed or included for quotation on any of the Over-the Counter Bulletin Board, the American Stock Exchange, NASDAQ or the New York Stock Exchange (each, a “Trading Market”), our common stock, or the Registrable Securities specifically, are not listed or included for quotation on a Trading Market, or the trading of our common stock is suspended or halted for five or more days on the Trading Market on which our common stock principally trades; or

•
If we fail, refuse or are otherwise unable to timely issue common stock to Sigma upon conversion of the Note or exercise of the Warrant or Additional Warrants, or if we fail, refuse or are otherwise unable to timely transfer any such shares as required under the Note Purchase Agreement or any related document executed therewith.

We were unable to have the Registration Statement declared effective by the Commission prior to June 15, 2007. Therefore, pursuant to the Note Purchase Agreement, we became subject to liquidated damages equal to 2% of the aggregate purchase price paid by each purchaser for each of the first six months that we failed to meet the requirement. On September 27, 2007, we signed a Waiver and Amendment to Note Purchase Agreement with the noteholders whereby the noteholders agreed to waive this damages provision in exchange for our agreement to lower the conversion price of the Notes from $1.10 to $1.00 per share. Pursuant to this Waiver and Amendment to Note Purchase Agreement, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares. Refer to Note 21 - Subsequent Events.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Note Purchase Agreement, on February 8, 2007 we amended our certificate of incorporation to increase the number of shares of our authorized common stock from 20,000,000 shares to 100,000,000 shares.

In connection with the Sigma note, the Pacific note, the Operis note and the Sigma Berliner note, we recorded debt discounts equal to the fair value of the warrants associated with such notes as follows:

	Loan
	Face	Warrants	Debt
	Amount	Issued	Discount
Sigma note	$3,000	1,500,000	$753
Pacific note	1,000	500,000	376
Operis note	500	250,000	188
Sigma Berliner note	1,500	750,000	564
	$6,000	3,000,000	$1,881

We reduced the carrying value of these notes on the books accordingly with the corresponding entries to paid-in capital. We will accrete these amounts over the lives of the notes, charging interest expense whereby the notes’ balances will equal the face amounts at December 29, 2008. If we default on a note, or a note is otherwise accelerated, we will charge the balance remaining at that time to interest expense.

The Sigma note, the Pacific note, the Operis note and the Sigma Berliner note are each junior to our existing $8.0 million line of credit with Presidential. We will make periodic payments of interest throughout the lives of the notes.

In connection with Waiver and Amendment to Note Purchase Agreements, the number of common shares issuable upon conversion changed as follows:

	Number of shares
Issued to	Original	Revised
Sigma Opportunity Fund, LLC	2,727,273	3,000,000
Pacific Asset Partners, LP	909,091	1,000,000
Operis Partners I, LLC	454,545	500,000
Sigma Berliner, LLC	1,363,636	1,500,000
	5,454,545	6,000,000

11.  Capitalized Leases

We have entered into capital leases for certain automobiles and trucks. As of June 30, 2007 and 2006, the total cost of the vehicles was approximately $0.5 million and $0.4 million, respectively, and the related accumulated depreciation was approximately $0.2 million and $0.3 million, respectively.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a schedule of future minimum lease payments under capital leases as of June 30, 2007:

2008	$76
2009	68
2010	66
2011	57
2012	47
Thereafter	1
315
Amounts representing interest	(64)
Future minimum lease payments	$251

12.  Commitments and Contingencies

Operating Leases

We lease office and warehouse space under various operating leases. Rent expense for the years ended June 30, 2007 and 2006 was approximately $0.8 million and $0.6 million, respectively.

Minimum future amounts due under operating leases are as follows:

2008	$769
2009	288
2010	156
$1,213

Legal Proceedings

We are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

13.  Acquisitions

Digitcom

On February 28, 2007 (the “Digitcom Closing Date”), BCI entered into an Asset Purchase Agreement (the “Digitcom Asset Purchase Agreement”) with Digital Communication Services, Inc., a Texas corporation (“Digitcom”), J&J Leasing Partnership, a Texas general partnership (“J&J”), and the shareholders of Digitcom for the purchase of certain assets, excluding cash and receivables, of Digitcom and property of J&J.

Pursuant to the Digitcom Asset Purchase Agreement, BCI acquired certain of Digitcom’s assets, except for cash and accounts receivable (the “Purchased Assets”). In exchange for the Purchased Assets, among other things:

•	BCI made an initial cash payment of $2.0 million

•
BCI executed a limited recourse promissory note in the aggregate principal amount of $1.75 million (the “Note”) to J&J. The Note bears an annual interest rate at the prime rate and is due and payable in quarterly installments for a three-year period ending on the third anniversary of the Digitcom Closing Date. The Note is secured by land and buildings purchased from J&J evidenced by a Deed of Trust made for the benefit of J&J (the “Deed of Trust”);

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•
We issued Digitcom a warrant to purchase up to 500,000 shares of our common stock, par value $0.00002 per share (the “Common Stock”) at a per share exercise price of $0.73 (the “Digitcom Warrants”), which was valued at approximately $0.2 million using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 4.69%; volatility rate of 72%; and estimated life of 5 years; and

•	Digitcom and J&J granted BCI a limited, exclusive license to use the name “Digitcom” for a period of one year from the Digitcom Closing Date for certain business-related purposes.

In addition to the foregoing, BCI agreed to pay the Digitcom Shareholders an additional $1.0 million in three annual installments of $0.3 million (each, a “Contingent Purchase Price Payment”) if the following conditions are met:

•	certain performance objectives related to the combined operating results of the Digitcom business and our existing business in Texas (the “Texas Business”); and

•
the Digitcom Shareholders are employed by BCI on each of March 1, 2008, 2009 and 2010, unless terminated “with cause”, as such term is defined in each Digitcom Shareholder’s respective employment agreement with BCI.

For purposes of determining whether the Digitcom Shareholders have earned a Contingent Purchase Price Payment, the operating results for the Texas Business will be measured for the twelve month periods ending on February 29, 2008, 2009 and February 28, 2010, respectively (each, a “Measurement Period”). If the Digitcom Shareholders earn a Contingent Purchase Price Payment in any period, BCI is obligated to make such payment to the Digitcom Shareholders within thirty days of the end of the applicable Measurement Period.

The transaction was recorded as a purchase of a business that included real estate, vehicles and equipment, and inventory. The allocation of the purchase price is a preliminary allocation to identifiable net assets acquired with the excess to goodwill, and was based on an outside appraisal. The company is considering a potential adjustment to the purchase price allocation based on a review of the value of the customer relationships and covenants not to compete acquired from Digitcom. The Company does not believe these amounts will be material. The allocation of the purchase price was as follows:

Land and building	$402
Vehicles and equipment	357
Inventory	325
Customer relationships	544
Covenants not to compete	523
Goodwill	1,840
$3,991

Comtech Systems

On February 19, 2007, BCI acquired substantially all of the assets of Comtech Systems, Inc., a specialty communications services provider located in Dayton, New Jersey, for approximately $0.1 million cash plus a commitment to pay an additional $40 thousand so long as the principal of Comtech remains an employee of ours through August 20, 2007.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Radian Communication Services

On April 16, 2007, BCI entered into an Asset Purchase Agreement with Radian Communication Services, Inc., a Delaware corporation (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian.

The transaction was recorded as a purchase of a business that included accounts receivable, work in process, vehicles and equipment, and inventory. The purchase price, after post-closing adjustments, was $8.8 million, $3.9 million of which was paid in cash ($3.3 million to the seller and $0.6 million into an escrow account). We expect that approximately $0.2 million will be released to us from the escrow account at final settlement, pursuant to the terms of the Asset Purchase Agreement with Radian. An additional $2.0 million will be paid to the seller as receivables are collected. BCI also assumed, after post-closing adjustments, $3.2 million in accounts payable and accrued liabilities.

The allocation of the purchase price was as follows:

Accounts receivable	$6,504
Work in process	1,076
Vehicles and equipment	801
Goodwill	388
Other assets	59
Total assets acquired	8,828
Liabilities assumed	(3,173)
Total cash paid or to be paid	$5,655

The following table summarizes the unaudited pro forma financial information for the years ended June 30, 2006 and 2007 assuming the Digitcom and Radian acquisitions had occurred on July 1, 2005. The Digitcom fiscal year end was December 31. The unaudited pro forma financial information uses data corresponding to Berliner’s reporting period. This unaudited pro forma financial information does not represent what would have occurred if the transactions had taken place on July 1, 2005 and does not reflect our future combined results of operations or financial position.

	For the Years Ended June 30,
	2007	2006
	(Unaudited)
Sales	$78,144	$66,282
Net income (loss)	(821)	(17,261)
Net income per share:
basic and diluted	(0.05)	(1.27)

14.  Recapitalization

In connection with the Acquisition (Note 1), we entered into a voting agreement (the “Voting Agreement”) with Old Berliner as a holder of a majority of our common stock, as sole holder of our newly issued Series E Preferred Stock, as sole holder of our Series D Preferred Stock and more than two-thirds holder of our Series B Preferred Stock. The Voting Agreement provided for, among other things, the approval of certain amendments to our Certificate of Incorporation and the Certificates of Designation for the Series B Preferred Stock and the Series D Preferred Stock (the “Recapitalization”).

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As part of the Recapitalization, we recorded a deemed dividend of approximately $19.9 million on the conversion of the Series B and Series D Preferred Stock due to the reduction in the conversion price that appears on the accompanying Consolidated Statement of Operations in computing the net loss allocable to common shareholders in the six months ended December 31, 2005. The deemed dividend on the Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred shareholders as of the date of the Voting Agreement over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred shareholders and therefore is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

15.  Employee Benefit Plan

Berliner maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the plans, employees may elect to defer a percentage of their salary, subject to defined limitations. Both entities retain the right to provide for a discretionary matching contribution in addition to discretionary contributions based upon participants’ salaries. We did not make any matching or discretionary contributions to our plans in the year ended June 30, 2006. We accrued for voluntary matching or discretionary contributions totaling $52 thousand for the year ended June 30, 2007.

16.  Concentration of Credit Risk

As of and for the year ended June 30, 2007, we derived 87% of our total revenue from our two largest customers, and those customers represented 77% of our accounts receivable. Of those customers, both of them individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period. During the year ended June 30, 2007, Sprint Nextel Corporation represented 80% and T-Mobile USA, Inc. represented 7%.

As of and for the year ended June 30, 2006, we had four customers that collectively represented approximately 83% of our net revenue and 83% of our accounts receivable. Of those customers, all of them individually represented greater than 5% of net revenue, and three of them represented greater than 10% of net revenue for the period. During the year ended June 30, 2006, Sprint Nextel Corporation represented 43%, T-Mobile USA, Inc. represented 20%, General Dynamics Corporation represented 12% and Metro PCS Communications, Inc. represented 8% of net revenue.

17.  Related Party Transactions

We contract with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payments to RBI in an amount equal to $95 thousand and $97 thousand during the years ended June 30, 2007 and 2006, respectively. Our current Chief Executive Officer, a major beneficial owner of us, and a former senior executive officer of Old Berliner own RBI equally.

In addition, pursuant to the provisions of the Note Purchase Agreement described in Note 10, so long as the Note remains outstanding or Sigma beneficially owns at least 5% of our outstanding common stock, Sigma has the right to nominate one director to our Board. On December 29, 2006, Sigma nominated, and our Board appointed, Thom Waye to serve as a member of our Board as a Class III director, with his term expiring at the 2008 annual meeting. We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board. We paid Sigma Capital Advisors a one-time fee of $0.1 million for business, finance and organizational strategy, advisory, consulting and other services related to our business for as long as the Note is outstanding, and issued warrants to them to purchase up to 175,000 shares of our common stock exercisable over a period of five years at an exercise price of $0.55 per share, which were valued at $55 thousand using the Black-Scholes option pricing model using the following assumptions:

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Black-Scholes Assumptions
			Expected	Risk-free
Warrants		Expected	Dividend	Interest	Expected
Issued	Value	Volatility	Yield	Rate	Life
150,000	$42	62%	0%	4.70%	5 Years
25,000	$13	72%	0%	4.76%	5 Years

We also paid Sigma $0.1 million for expenses associated with the Note through June 30, 2007. We also paid (or accrued to) Sigma $0.1 million in interest on the Note.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, an affiliate of Sigma and Thom Waye, and issued a fourth 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million and a warrant to purchase up to 750,000 shares of our common stock to Sigma Berliner, on substantially the same terms as the Note and Warrant issued to Sigma. This transaction was the result of Sigma exercising a right that Sigma negotiated as part of the December 29, 2006 transaction, at a time at which it was not an affiliate of Berliner.

18.  Stockholders’ Equity

Common and Preferred Stock

As of June 30, 2007, pursuant to the Amendment to our Amended and Restated Certificate of Incorporation dated February 8, 2007, we are authorized to issue 102,000,000 shares, consisting of (i) 100,000,000 shares of common stock, par value $0.00002 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.00002 per share.

Stock Options

At June 30, 2007, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan”), collectively (the “Plans”). We have elected to account for those Plans under SFAS 123R.

The Plans provide for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plans is 15% of the total outstanding common stock as computed by the Company as fully diluted, provided that no more than 4 million options can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options that expire no later than ten years after the date the stock option is granted.

The holders of Old Berliner’s plans forfeited all of their stock options 90 days after the Acquisition due to all of the employees becoming employees of us.

The following table represents stock options under our Plans as of June 30, 2007:

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price
Balance at June 30, 2005	17,924	$1,387.50	6,700	$1,747.52	18,704	$6,786.00
Options granted at fair value	-	-	530,300	0.41	-	-
Options exercised	-	-	-	-	-	-
Options cancelled	(200)	1,387.50	(53,700)	19.26	-	-
Outstanding at June 30, 2006	17,724	$1,387.50	483,300	$22.53	18,704	$6,786.00
Exercisable at June 30, 2006	17,724	$1,387.50	212,175	$50.80	18,704	$6,786.00

Options granted at fair value	-	-	1,091,526	0.84	-	-
Options exercised	-	-	(75,500)	0.40	-	-
Options cancelled	(833)	1,387.50	(91,275)	78.77	-	-
Outstanding at June 30, 2007	16,891	$1,387.50	1,408,051	$3.26	18,704	$6,786.00
Exercisable at June 30, 2007	16,891	$1,387.50	501,426	$7.59	18,704	$6,786.00

The intrinsic value of options exercised, outstanding and exercisable as of and for the year ending June 30, 2007 were as follows:

Options exercised	$30,200
Options outstanding	$4,591,627
Options exercisable	$3,807,875

Stock-based compensation expense included in the consolidated statement of operations for the years ended June 30, 2007 and 2006 was approximately $0.3 million and $67 thousand, respectively. As of June 30, 2007, there was approximately $0.4 million of total unrecognized stock-based compensation cost related to options granted under our Plans that will be recognized over four years.

At June 30, 2007, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding were as follows:

			Options Outstanding and Exercisable
						Weighted
					Weighted	Average
					Average	Remaining
			Number		Exercise	Contractual
	Option Price Range		of Shares	Exercisable	Price	Life
2001 Plan		$1,387.50	16,891	16,891	$1,387.50	3.53 Years

1999 Plan	$0.30	$0.81	953,400	478,775	$0.48	8.90 Years
	$1.05	$1.46	450,651	18,651	$1.46	9.20 Years
		$7.05	167	167	$7.05	7.05 Years
		$8.01	250	250	$8.01	6.67 Years
		$16.50	2,416	2,416	$16.50	3.03 Years
		$3,000.00	1,167	1,167	$3,000.00	2.28 Years

Non-Plan		$3,600.00	637	637	$3,600.00	2.70 Years
		$6,900.00	18,067	18,067	$6,900.00	2.76 Years

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended June 30, 2007, we issued 1,091,526 options to 36 individuals with vesting as follows:

		Weighted
	Number of	Average
Vesting Period	Shares	Fair Value
Immediate	238,026	$0.44
100% after 1 year	130,000	0.47
50% after 1 year, 25% per year thereafter	35,000	0.24
25% Immediate, 25% per year thereafter	250,000	0.36
25% per year after one year	438,500	0.84
	1,091,526	0.58

The value of this stock based on quoted market values at the time of grant was $0.9 million.

The following table summarizes information about unvested stock option transactions:

	2001 Plan	1999 Plan			Non-Plan
			Weighted	Weighted		Weighted
			Average	Average		Average
	Number	Number	Exercise	Fair	Number	Exercise
	of Shares	of Shares	Price	Value	of Shares	Price
Balance at June 30, 2005	-	-			-
Options granted at fair value	-	530,300	$0.41	$0.27	-
Options vested	-	(205,675)	0.40	0.27	-
Options cancelled	-	(53,500)	0.40	0.27	-
Outstanding at June 30, 2006	-	271,125	$0.41	0.27	-

Options granted at fair value	-	1,091,526	0.84	0.58	-
Options vested	-	(420,401)	0.56	0.38	-
Options cancelled	-	(35,625)	0.44	0.29	-
Outstanding at June 30, 2007	-	906,625	$0.86	0.59	-

Stock Warrants

At June 30, 2007, we had issued warrants to purchase up to 4,203,572 shares of our common stock. The following table summarizes those warrant grants:

	Number of	Grant	Strike
Issued to	Shares	Date	Price	Note
Punk, Ziegel & Company, L.P.	100,000	June 21, 2006	$1.00	A
Punk, Ziegel & Company, L.P.	214,286	December 29, 2006	0.70	A
Sigma Opportunity Fund, LLC	1,500,000	December 29, 2006	0.01	B
Sigma Capital Advisors, LLC	150,000	December 29, 2006	0.55	B
Pacific Asset Partners, LP	500,000	February 2, 2007	0.01	B
Operis Partners I, LLC	250,000	February 2, 2007	0.01	B
Sigma Berliner, LLC	750,000	February 15, 2007	0.01	B
Sigma Capital Advisors, LLC	25,000	February 15, 2007	0.55	A
Punk, Ziegel & Company, L.P.	214,286	February 15, 2007	0.70	B
Digital Communication Services, Inc.	500,000	February 28, 2007	0.73	C
	4,203,572

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A - Part of advisory services fee. We recorded stock-based compensation expense of $0.2 million related to these warrants.

B - Warrants issued relating to the issuance of 7% Senior Subordinated Secured Convertible Notes. See Note 10.

C - Warrants issued related to the acquisition of Digitcom. See Note 13.

19.  Unaudited Quarterly Results of Operations

The following tables present unaudited summary data relating to our results of operations for each quarter of the years ended June 30, 2007 and 2006:

	For the Year Ended June 30, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Unaudited)
Revenue	$7,805	$13,688	$15,394	$18,248	$55,135
Gross margin	2,088	5,030	4,172	6,570	17,860
Income (loss) from operations	(552)	1,684	1,134	501	2,767

Net Income (loss)	(562)	1,153	361	160	1,112
Net income (loss) per common share:
Basic	$(0.03)	$0.07	$0.02	$0.01	$0.07
Diluted	$(0.03)	$0.06	$0.02	$0.01	$0.06

	For the Year Ended June 30, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Unaudited)
Revenue	$8,657	$11,107	$8,547	$11,014	$39,325
Gross margin	2,440	2,519	2,064	4,100	11,123
Income (loss) from operations	335	215	(356)	1,241	1,435
Net Income (loss)	262	448	(365)	910	1,255
Net Income (loss) allocable to common shareholders	(19,674)	448	(365)	910	(18,681)
Net income (loss) per common share:
Basic and diluted	$(5.90)	$0.04	$(0.40)	$0.05	$(1.38)

The Company’s quarterly revenue is subject to seasonal fluctuations, since most of the services we perform are performed out of doors. The quarterly period ended March 30, 2007 was impacted by the additional $0.4 million sales tax accrual discussed in Note 7 and by interest charges incurred relating to the issuance of the 7% Senior Subordinated Secured Convertible Notes (the “Notes”) discussed in Note 10. The quarterly period ended June 30, 2007 was also impacted by interest charges incurred relating to the Notes, the finance fee recognized in regard to the change in the conversion rate on the abovementioned Notes and the reversal of the valuation allowance against our net deferred tax assets which is discussed in Note 8.

BERLINER COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  Selected Segment Financial Data

Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information established standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. We do not assign assets to our segments.

We have organized our company into two operating segments based upon the types of customers served, services provided and the economic characteristics of each segment. Our operating segments are:

Infrastructure equipment construction and technical service (Infrastructure)s: This segment includes radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management, specialty communication services, configured solutions as well as design, installation and construction of wireless telecommunications system towers.

Real estate site acquisition and zoning (Site): Generally we act as an intermediary between telecommunications companies and owners of real estate and other facilities. We identify appropriate properties, negotiate the transactions and handle the administrative details.

We evaluate the performance of our operating segments based on several factors, of which the primary financial measure is segment operating income. Segment operating income is presented herein because our chief operating decision makers evaluate and measure each business unit’s performance based on its segment operating income.

	Years Ended June 30,
	2007			2006
	Infrastructure	Site	Total	Infrastructure	Site	Total
Revenue	$43,501	$11,634	$55,135	$35,506	$3,819	$39,325
Cost of revenue	29,674	7,601	37,275	25,538	2,664	28,202
Gross profit	13,827	4,033	17,860	9,968	1,155	11,123
Selling, general and administrative expenses	11,964	2,650	14,614	8,315	1,133	9,448
Depreciation and amortization	382	102	484	223	24	247
Loss on sale of fixed assets	(4)	(1)	(5)	(6)	(1)	(7)
Operating income (loss)	1, 485	$1,282	$2,767	$1,436	$(1)	$1,435

21.  Subsequent Events

On September 27, 2007, we signed a Waiver and Amendment to Note Purchase Agreement with the Sigma Opportunity Fund, LLC, Pacific Asset Partners, LP, Operis Partners I, LLC and Sigma Berliner, LLC, (collectively the "Noteholders") whereby the Noteholders agreed to waive the liquidated damages clause in their respective Note Purchase Agreements (collectively the "Notes") in exchange for our agreement to lower the conversion price of the Notes from $1.10 to $1.00 per share. Pursuant to this Waiver and Amendment to Note Purchase Agreement, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares.

This resulted in our recognizing a financing fee of $0.7 million as a non-cash charge to other expense in our statement of operations. This amount is based on the estimated value of the reduction of the conversion price from $1.10 to $1.00 per share, which we estimated to be equal to the amount of the maximum exposure of our liquidated damages.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	September 30, 2007	June 30, 2007
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$73	$2,483
Accounts receivable, net of allowance for doubtful accounts
of $291 at September 30, 2007 and $261 at June 30, 2007, respectively	29,114	22,911
Inventories	881	666
Deferred tax assets - current	508	336
Prepaid expenses and other current assets	802	771
	31,378	27,167
Property and equipment, net	2,643	2,569
Amortizable intangible assets, net	879	960
Goodwill	2,309	2,270
Deferred tax assets - long-term	1,020	950
Other assets	285	387
Total Assets	$38,514	$34,303

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$8,944	$7,399
Accrued liabilities	10,996	6,588
Accrued income taxes	140	326
Line of credit	3,689	5,537
Current portion of long-term debt	798	797
Current portion of capital lease obligations	60	52
	24,627	20,699
Long-term debt, net of current portion	5,869	5,765
Long-term capital lease obligations, net of current portion	195	199
Other long-term liabilities	720	694
Deferred tax liabilities - long-term	106	39
Total liabilities	31,517	27,396

COMMITMENTS

STOCKHOLDERS' EQUITY
Common stock	-	-
Additional paid-in capital	15,706	15,655
Accumulated deficit	(8,709)	(8,748)
Total stockholders' equity	6,997	6,907
Total liabilities and stockholders' equity	$38,514	$34,303

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Amounts in thousands, except per share data)

	Three months ended September 30,
	2007	2006
Revenue	$23,142	$7,805
Costs of revenue	16,625	5,716
Gross margin	6,517	2,089
Selling, general and administrative expenses	5,456	2,581
Depreciation and amortization	228	57
Loss on sale of fixed assets	8	3
Income (loss) from operations	825	(552)

Other (income) expense
Interest expense	350	29
Amortization of deferred financing fees and
accretion of debt discount	373	-
Financing fees	36	-
Interest income	(9)	(5)
Income from equity investments	(6)	-
Other	-	(14)
Income (loss) before income taxes	81	(562)
Income tax expense	42	-
Net income (loss) allocable to common shareholders	$39	$(562)

Net income (loss) per share:
Basic	$0.00	$(0.03)
Diluted	$0.00	$(0.03)

Weighted average number of shares outstanding:
Basic	17,082	17,035
Diluted	20,951	17,035

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Three months ended September 30,
	2007	2006
Cash flows from operating activities:
Net income (loss)	$39	$(562)
Adjustments to reconcile net income (loss) to net
cash (used in) provided by operating activities:
Depreciation and amortization	326	57
Bad debt expense	30	20
Stock-based compensation	51	121
Loss on sale of fixed assets	8	3
Accretion of interest from warrants	275	-
Financing fees	26	-
Deferred taxes	(175)	-
Changes in operating assets and liabilities:
Accounts receivable	(6,233)	3,116
Inventories	(177)	6
Prepaid expenses and other current assets	(130)	(87)
Other assets	102	72
Accounts payable	1,546	(1,343)
Accrued liabilities	4,413	(727)
Accrued income taxes	(186)	(119)
Net cash (used in) provided by operating activities	(85)	557

Cash flows from investing activities:
Purchases of property and equipment	(261)	(16)
Proceeds from the sale of property and equipment	12	-
Acquisition of Comtech	(39)	-
Net cash used in investing activities	(288)	(16)

Cash flows from financing activities:
Proceeds from line of credit	16,155	1,444
Repayment of line of credit	(18,003)	(1,921)
Repayment of long-term debt	(171)	(175)
Repayment of capital leases	(18)	(10)
Net cash used in financing activities	(2,037)	(662)

Net decrease in cash and cash equivalents	(2,410)	(121)
Cash and cash equivalents at beginning of period	2,483	534
Cash and cash equivalents at end of period	$73	$413

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
(Unaudited)

	Three months ended September 30,
	2007	2006
Supplemental cash flow information:
Interest paid	$160	$29
Income taxes paid	$311	$119
Non-cash investing and financing activities:
Assets purchased under capital leases	$22	$-

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands except share and per share data)
(Unaudited)

	Common Stock
	100,000,000 shares authorized $0.00002 par value		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at June 30, 2007	17,081,786	$-	$15,655	$(8,748)	$6,907

Stock-based compensation			51		51
Net income	-	-	-	39	39
Balance at September 30, 2007	17,081,786	$-	$15,706	$(8,709)	$6,997

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

BERLINER COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except for share and per share data)

1. Business

Berliner Communications, Inc. (“Berliner”, “we”, “us”, and “our”) was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February 1996 and was subsequently reinstated as eVentures Group, Inc. (“eVentures”) in August 1999. In December 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner. In September 2005, Novo changed its name to Berliner Communications, Inc.

Since the Acquisition was settled through the issuance of a controlling interest in Novo’s common stock, Old Berliner was deemed to be the acquirer for accounting purposes. Furthermore, since Novo was deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.

Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate acquisition and zoning services. Over the course of the following years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carried on the historical operations of Old Berliner.

On February 19, 2007, we acquired substantially all of the assets of Comtech Systems, Inc. On February 28, 2007, BCI entered into an Asset Purchase Agreement (the “Digitcom Asset Purchase Agreement”) with Digital Communication Services, Inc. (“Digitcom”) and its affiliates for the purchase of certain of its assets in Arlington, Texas. This acquisition expanded our presence in Texas and the Southeast markets. On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian (the “Wireless Operations of Radian”). This acquisition has expanded our presence in the Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington markets, and adds offices in Salem, Oregon, Tempe, Arizona and Salt Lake City, Utah.

The results of these acquired businesses have been incorporated into our consolidated financial statements since their respective dates of acquisition.

2. Basis of Presentation

The accompanying unaudited consolidated financial statements as of September 30, 2007, and for the three months ended September 30, 2007, and 2006, respectively, have been prepared by us pursuant to the interim financial statements rules and regulations of the United States Securities and Exchange Commission (“SEC”). In our opinion, the accompanying unaudited consolidated financial statements include all adjustments necessary to present fairly the results of our operations and cash flows at the dates and for the periods indicated. The results of operations for the interim periods are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

3. Accounting Policies

Use of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of the more significant estimates being made include the allowance for doubtful accounts and percentage of completion of construction projects. Actual results could differ from those estimates. The Company is considering a potential adjustment to the purchase price allocation based on a review of the value of the customer relationships and covenants not to compete acquired from Digitcom.

Revenue Recognition.

Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services is recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized under the completed contract method of accounting. Revenue associated with multiple elements reflect the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the estimated percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.

Unbilled receivables represent revenue on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contract terms.

Risks and Uncertainties.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support our customer receivables. Credit losses are provided for in the consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all of our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they are considered uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Income (Loss) Per Share.

We calculate earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share (“EPS”). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and convertible debentures.

The weighted number of common shares utilized in the earnings per share computation for the three months ended September 30, 2007, and 2006, was 17,081,786 and 17,034,857, respectively.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

The following table sets forth the computations of basic and diluted earnings per share:

	Three months ended September 30,
	2007	2006
Basic earnings per share:
Numerator:
Net income (loss) allocable to common shareholders	$39	$(562)

Denominator:
Weighted average common shares outstanding	17,082	17,035
Net income (loss) per share - basic	$0.00	$(0.03)

	Three months ended September 30,
	2007	2006
Diluted earnings per share:
Numerator:
Net income (loss) allocable to common shareholders	$39	$(562)

Denominator:
Weighted average common shares outstanding	17,082	17,035
Effect of dilutive securities:
Stock options	500	-
Warrants	3,369	-
Weighted average common shares outstanding
assuming dilution	20,951	17,035
	$0.00	$(0.03)

Common share equivalents consist of stock options and warrants using the treasury stock method and convertible notes payable using the “if converted” method. For the three months ended September 30, 2007, 448,651 stock options and 6,000,000 shares convertible upon conversion of our 7% notes were excluded from the computation of diluted net income per share because, in the case of the stock options, the exercise price of these were greater than the average market price of the Company’s common stock during the period and, in the case of the convertible notes, the incremental per share increase was greater than the basic earning per share, and therefore the effect is antidilutive.

Stock-based Compensation.

We elected to adopt Statement of Financial Accounting Standard No. 123 (revised 2004), Share Based Payment (SFAS 123R) using a modified prospective application, whereby the provisions of the Statement applied going forward only from the date of adoption to new (issued subsequent to July 1, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption. All of our previously issued options had fully vested prior to July 1, 2005.

Compensation expense must be recognized for any awards modified, repurchased or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required.

We use the Black-Scholes option-pricing model to measure fair value. This is the same method we used in prior years for disclosure purposes.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASF Statement No. 109, (FIN 48), which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted FIN 48 on July 1, 2007. On that date, we had no uncertain tax positions. The cumulative effect of applying this interpretation did not result in any adjustment to retained earnings as of July 1, 2007. We recognize interest, if any, as interest expense and penalties, if any, as a component of selling, general and administrative expense in our consolidated financial statements. We file a consolidated U.S. federal income tax return as well as consolidated income tax returns for several state jurisdictions, of which New Jersey is the most significant.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for the fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 157 will have on its consolidated financial statements upon adoption.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS on its consolidated financial statements upon adoption.

4. Accounts Receivable

Accounts receivable at September 30, 2007, and June 30, 2007, consist of the following:

	September 30,	June 30,
	2007	2007
Accounts receivable	$18,157	$17,727
Unbilled receivables	11,248	5,445
	29,405	23,172
Allowance for doubtful accounts	(291)	(261)
Total	$29,114	$22,911

Unbilled receivables principally represent the value of services rendered to customers not billed as of the balance sheet date. Unbilled receivables are generally billed within three months subsequent to the provision of the services.

For the three months ended September 30, 2007, we derived 86% of our total revenue from our two largest customers. Of those customers, both of them individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period. In the three months ended September 30, 2006, five customers represented approximately 90% of our total revenue. Of those customers, three of them individually represented greater than 5% of net revenue, and two of them represented greater than 10% of net revenue for the period.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

5. Inventories

Inventories totaled approximately $0.9 million and $0.7 million as of September 30, 2007, and June 30, 2007, respectively, which consist mainly of parts and raw materials, and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

6. Long-Lived Assets

Long-lived assets include amortizable intangible assets consisting of customer relationships and covenants not to compete. These assets, together with goodwill, were the result of the allocation of the purchase price for the Digitcom and Radian acquisitions. Amortization expense related to amortizable intangible assets was $81 thousand and $0 for the three months ended September 30, 2007 and 2006, respectively.

Intangible assets subject to amortization are amortized based upon the assets’ estimated useful lives. Customer relationships and covenants not to compete have estimated useful lives of approximately 3.75 years.

7. Accrued Liabilities

Accrued liabilities at September 30, 2007, and June 30, 2007, consist of the following:

	September 30,	June 30,
	2007	2007
Employee compensation	$1,686	$874
Construction costs	8,574	5,018
Other	736	696
	$10,996	$6,588

8. Income Taxes

We recorded income tax expense of $42 thousand and $0 for the three months ended September 30, 2007 and 2006, respectively. For the three months ended September 30, 2007, the income tax expense was calculated as follows:

Federal Income Tax expense	$180
State Income Tax expense	37
Total current income tax provision	217

Change in deferred tax assets:
Federal	(146)
State	(29)
Total increase in deferred tax assets	(175)
Current income tax expense	$42

9. Revolving Credit Facility

In September 2003, we entered into a revolving credit facility with Presidential Financial Corporation of Delaware Valley (“Presidential”). On April 3, 2007, we amended this facility to, among other things, increase the availability under the credit facility to $8.0 million. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus one and one-half percent (1.5%). In addition, we pay .25% per month on the average daily balance. The prime rate was 8.25% at September 30, 2007.

The credit facility is secured by substantially all of BCI’s assets and a guarantee from Berliner. The balance outstanding at September 30, 2007 and June 30, 2007 was $3.7 million and $5.5 million, respectively. The revolving credit facility has a term of twelve months and currently matures on April 3, 2008, and we can elect to renew on a month-to-month basis thereafter.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

10. Long-Term Debt

On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma Opportunity Fund, LLC (“Sigma”) for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008, in the original principal amount of $3.0 million (the “Sigma Note”) convertible at $1.10 per share (subject to adjustment) and a warrant to purchase up to 1.5 million shares of our common stock (with a fair value of $0.8 million) with a strike price of $0.01 (the “Sigma Warrant”).

On February 2, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Pacific Asset Partners, LLC (“Pacific”) and Operis Partners I, LLC (“Operis”) and issued a second 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.0 million (the “Pacific Note”) and a warrant to purchase up to 500,000 shares of our common stock (the “Pacific Warrant”) (with a fair value of $0.4 million) to Pacific, and a third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $0.5 million (the “Operis Note”) and a warrant to purchase up to 250,000 shares of our common stock (the “Operis Warrant”) (with a fair value of $0.2 million) to Operis, all on substantially the same terms as the Sigma Note and Sigma Warrant.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, LLC (“Sigma Berliner”) to issue a fourth 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million (the “Sigma Berliner Note”) and a warrant to purchase up to 750,000 shares of our common stock (the “Sigma Berliner Warrant”) (with a fair value of $0.6 million) to Sigma Berliner, also on substantially the same terms as the Sigma Note and Sigma Warrant.

Pursuant to the Note Purchase Agreement, we agreed to register the shares of common stock issuable upon conversion of the Note and upon exercise of the Warrant and the Additional Warrants (collectively, the “Registrable Shares”) for resale under the Securities Act. We agreed to file with the SEC a Registration Statement with respect to the Registrable Shares, which was filed with the SEC on March 19, 2007, and to cause the Registration Statement to become effective on or before June 15, 2007.

We were unable to have the Registration Statement declared effective by the Securities and Exchange Commission prior to June 15, 2007. Therefore, pursuant to the Note Purchase Agreement, we became subject to liquidated damages equal to 2% of the aggregate purchase price paid by each purchaser for each of the first six months that we failed to meet the requirement. On September 27, 2007, we signed a Waiver and Amendment to Note Purchase Agreement (the “Waiver”) with the noteholders to lower the conversion price of the Notes from $1.10 to $1.00 per share. The reduction in the conversion price resulted in finance charges of $0.7 million, which is reflected in our balance sheet as Other long-term liabilities. Pursuant to the Waiver, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares.

In connection with the Sigma Note, the Pacific Note, the Operis Note and the Sigma Berliner Note (collectively the “Notes”), we recorded debt discounts equal to the fair value of the warrants associated with such notes as follows:

	Loan
	Face	Warrants	Debt
	Amount	Issued	Discount

Sigma Note	$3,000	1,500,000	$753
Pacific Note	1,000	500,000	376
Operis Note	500	250,000	188
Sigma Berliner Note	1,500	750,000	564
	$6,000	3,000,000	$1,881

We reduced the carrying value of the Notes on the books accordingly with the corresponding entries to paid-in capital. We will accrete these amounts over the lives of the Notes, charging accretion of debt discount whereby the Notes’ balances will equal the face amounts at December 29, 2008. If we default on a Note, or a Note is otherwise accelerated, we will charge the balance remaining at that time to accretion of debt discount.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

The Notes are each junior to our existing $8.0 million line of credit with Presidential. We will make periodic payments of interest throughout the lives of the Notes.

In connection with Waiver, the number of common shares issuable upon conversion changed as follows:

	Number of shares
Issued to	Original	Revised

Sigma Opportunity Fund, LLC	2,727,273	3,000,000
Pacific Asset Partners, LP	909,091	1,000,000
Operis Partners I, LLC	454,545	500,000
Sigma Berliner, LLC	1,363,636	1,500,000
	5,454,545	6,000,000

11. Stock-Based Compensation

At September 30, 2007, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan”), collectively (the “Plans”). We have elected to account for those Plans under SFAS 123R.

The Plans provide for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plans is 15% of the total outstanding common stock as computed by the Company as fully diluted, provided that no more than 4 million options can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options that expire no later than ten years after the date the stock option is granted.

The stock plan committee of our Board of Directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price. The options are exercisable for a period not to exceed ten years from the date of the grant, unless otherwise approved by the committee. Vesting periods range from immediately vesting to vesting annually over four years.

Stock-based compensation expense of approximately $51 thousand and $121 thousand was recorded during the three months ended September 30, 2007, and 2006, respectively. The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of between 69% and 71% (derived from peer company implied estimated volatility); expected term of five years (based on our best estimate since we do not have any historical data); and risk-free interest rate between 4.26% and 4.97% based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.

The following table summarizes share-based award activity under our stock option plans:

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
	Number	Average		Average	Number	Average
	of	Exercise	Number	Exercise	of	Exercise
	Shares	Price	of Shares	Price	Shares	Price
Balance at June 30, 2007	16,891	$1,387.50	1,408,051	$3.26	18,704	$6,786.00
Options granted at fair value	-	-	58,000	0.62	-	-
Options exercised	-	-	-	-	-	-
Options cancelled	-	-	(44,500)	0.40	-	-
Outstanding at September 30, 2007	16,891	$1,387.50	1,421,551	$3.24	18,704	$6,786.00
Exercisable at September 30, 2007	16,891	$1,387.50	637,926	$6.07	18,704	$6,786.00

Nonvested options activity:

	2001 Plan	1999 Plan			Non-Plan
			Weighted	Weighted
			Average	Average
	Number	Number	Exercise	Fair	Number
	of Shares	of Shares	Price	Value	of Shares
Balance at June 30, 2007	-	906,625	$0.86	$0.59	-
Options granted at fair value	-	58,000	0.62	0.60	-
Options vested	-	(137,500)	0.51	0.43	-
Options cancelled	-	(43,500)	0.40	0.27	-
Outstanding at September 30, 2007	-	783,625	$0.93	$0.54	-

At September 30, 2007, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding are as follows:

		Options Outstanding and Exercisable
	Option Price Range	Number of Shares	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
2001 Plan	$1,387.50	16,890	16,890	$1,387.50	3.28 Years
1999 Plan	$0.30 to $0.81	946,400	615,275	$0.49	8.66 Years
	$1.01 to $1.46	471,151	18,651	$1.46	8.95 Years
	$7.05	167	167	$7.05	6.80 Years
	$8.01	250	250	$8.01	6.42 Years
	$16.50	2,417	2,417	$16.50	2.78 Years
	$3,000.00	1,167	1,167	$3,000.00	2.02 Years
Non-Plan	$3,600.00	636	636	$3,600.00	2.44 Years
	$6,900.00	18,067	18,067	$6,900.00	2.51 Years

12. Concentration of Credit Risk

As of and for the three months ended September 30, 2007, we derived 86% of our total revenue from our two largest customers, and those customers represented 77% of our accounts receivable. Both of our two largest customers individually represented greater than 5% of net revenue, and one of them represented greater than 10% of net revenue for the period.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

As of and for the three months ended September 30, 2006, we derived 90% of our total revenue from our five largest customers. Of those customers, three of them individually represented greater than 5% of net revenue, and two of them represented greater than 10% of net revenue for the period.

13. Related Party Transactions

We contracted with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payments in the three months ended September 30, 2007, and 2006, to RBI in an amount equal to $43 thousand and $24 thousand, respectively. Our current chief executive officer, a major beneficial owner of us, and a former senior executive officer of Old Berliner own RBI equally. These contracts terminated during the quarter and we do not expect to make any additional payments to RBI.

Pursuant to the provisions of the Note Purchase Agreement, so long as the Sigma Note remains outstanding or Sigma beneficially owns at least 5% of our outstanding common stock, Sigma has the right to nominate one director to our Board of Directors. On December 29, 2006, Sigma nominated, and our Board of Directors appointed, Thom Waye to serve as a member of our Board of Directors as a Class III director, with his term expiring at the 2008 annual meeting. We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board of Directors. During the three months ended September 30, 2007, we paid (or accrued to) Sigma $53 thousand in interest on the Sigma Note.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, an affiliate of Sigma and Thom Waye, and issued the Sigma Berliner Note and the Sigma Berliner Warrant, on substantially the same terms as the Sigma Note and the Sigma Warrant. This transaction was the result of Sigma exercising a right that Sigma negotiated as part of the December 29, 2006 transaction, at a time at which it was not an affiliate of Berliner. During the three months ended September 30, 2007, we paid (or accrued to) Sigma $26 thousand in interest on the Sigma Berliner Note.

14. Legal Proceedings

We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.

15. Segment Financial Data

We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning. The segments are determined in accordance with how management views and evaluates our business based on the aggregation criteria as outlined in FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Operating income (loss), as presented below, is defined as gross margin less selling, general and administrative expenses, depreciation and gain (loss) on sale of fixed assets. We do not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not reported by segment because the information is not available and is not reviewed in the evaluation of segment performance or in making decisions in the allocation of resources. Selected segment financial information for the three months ended September 30, 2007, and 2006, is presented below:

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

	Three months ended September 30,
	2007	2006	Increase(Decrease)

Revenue:
Infrastructure construction and technical services	$18,485	$5,388	$13,097
Real estate acquisition and zoning	4,657	2,417	2,240
Total	$23,142	$7,805	$15,337

Operating Income:
Infrastructure construction and technical services	$965	$(837)	$1,802
Real estate acquisition and zoning	(140)	285	(425)
Total	$825	$(552)	$1,377

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Securities and Exchange Commission registration fee	$62.11
Printing and engraving expenses	2,500.00
Legal fees and expenses	25,000.00
Accountant fees and expenses	25,000.00
Miscellaneous expenses	-
Total	$52,562.11

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of the DGCL or obtained an improper personal benefit.

Our Certificate of Incorporation (the “Charter”) specifically limits each director’s personal liability, as permitted by Section 102 of the DGCL, and provides that if it is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees, but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of liability on the part of a person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply. Our Charter provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our bylaws also provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL against all expenses, liability and loss (including attorneys’ fees judgments, fines, special excise taxes or penalties on amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, including the right to require advancement by us of attorneys’ fees and other expenses incurred in defending any such proceeding in advance of its final disposition, provided that we receive an undertaking from such person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified. We have entered into indemnification agreements with certain of our directors and executive officers, and we maintain a directors’ and executive officers’ liability insurance policy as permitted by our Charter and Bylaws.

Item 15. Recent Sales of Unregistered Securities

On June 1, 2006, we engaged Punk, Ziegel & Company, L.P. (“Punk Ziegel”) to serve as exclusive financial advisor to assist in the implementation of our capital raising strategies and to identify acquisition candidates, and agreed to pay Punk Ziegel a placement fee payable in cash and/or securities depending on whether any transaction they brought to us involved the placement of equity securities, placement of debt, or a merger, acquisition or other business combination. Upon entry into the agreement with Punk Ziegel, we issued to Punk Ziegel warrants to purchase up to 100,000 shares of our common stock at an exercise price of $1.00 per share. In conjunction with the issuance of our 7% Senior Subordinated Secured Convertible Notes due 2008, we issued to Punk Ziegel additional warrants to purchase up to 428,572 shares of our common stock at an exercise price of $0.70 per share. The exercise price and the number of shares represented by this warrant are subject to adjustment upon the occurrence of certain corporate reorganizations, reclassifications, mergers, consolidations or dilutive events.

In connection with the Note Purchase Agreement described in the accompanying prospectus, we issued (i) $3 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 (the “Sigma Note”) to Sigma Opportunity Fund, LLC (“Sigma”) on December 29, 2006, (ii) $1.5 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 (the “SBLLC Note”) to Sigma Berliner, LLC (“SBLLC”) on February 15, 2007, (iii) $1.0 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 (the “Pacific Note”) to Pacific Asset Partners (“Pacific”) on February 2, 2007, (iv) $0.5 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 (the “Operis Note”) to Operis Partners I LLC (“Operis”) on February 2, 2007, and (v) warrants to purchase up to 3,000,000 shares of our common stock at an initial exercise price of $0.01 per share to Sigma (1,500,000 shares), SBLLC (750,000 shares), Pacific (500,000 shares) and Operis (250,000 shares) on the dates each purchased its respective 7% Senior Subordinated Secured Convertible Note Due 2008. The Sigma Note, SBLLC Note Pacific Note and Operis Note are collectively referred to as the “Notes.” The Notes were convertible into shares of our common stock are convertible at the option of the holders at an initial conversion price of one share per $1.10 principal amount of the notes, subject to certain adjustments more fully described in the accompanying prospectus and in the notes. The gross proceeds from those issuances were approximately $6 million, which we used to fund our acquisition of Digital Communication Services, Inc. (“Digitcom”) and the remainder for working capital and general corporate purposes. In connection with that certain Advisory Services Agreement, dated December 29, 2006, between us and Sigma Capital Advisors, LLC (“Advisors”), we issued warrants to purchase up to 175,000 shares of our common stock at an initial exercise price of $0.55 per share on December 29, 2006 (as to 150,000 shares) and February 15, 2007 (as to 25,000 shares) as consideration for providing us with business, finance and organizational strategy, advisory, consulting and other services. On September 27, 2007, we signed a Waiver and Amendment to Note Purchase Agreement with each of Sigma, Pacific, Operis and SBLLC (the “Noteholders) whereby the Noteholders agreed to waive the liquidated damages clause in the Note Purchase Agreement in exchange for our agreement to lower the conversion price of the Notes from $1.10 to $1.00 per share.

On February 28, 2007, we issued a warrant to purchase up to 500,000 shares of our common stock to Digitcom as part of the consideration for our acquisition of substantially all the assets of Digitcom and its affiliates at an exercise price of $0.73 per share.

The foregoing sales and issuances were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof, relative to sales by an issuer not involving any public offering, and the rules and regulations thereunder.

The foregoing descriptions of the warrants and notes do not purport to be a complete statement of the parties’ rights under the relevant agreements and are qualified in their entirety by reference to our Current Reports on Form 8-K filed on June 6, 2006, December 29, 2006, February 8, 2007, February 22, 2007 and March 6, 2007 and to the full text of the agreements which may be filed as exhibits to those reports.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT					FILED
NUMBER	DESCRIPTION	INCORPORATED BY REFERENCE			HEREWITH

		FORM	DATE	NUMBER

3.1	Amended and Restated Certificate of Incorporation of eVentures Group, Inc.	10-K	9/27/2005	3.1

3.2	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 13, 2000	10-K	9/27/2005	3.2

3.3	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 11, 2000	10-K	9/27/2005	3.3

3.4	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.4

3.5	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.5

3.6	Certificate of Amendment, dated February 8, 2007, to the Restated Certificate of Incorporation	DEF 14C	1/17/2007

3.7	Amended and Restated By-Laws of Novo Networks, Inc.	10-K	9/27/2005	3.6

4.1	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $3,000,000, dated December 29, 2006, issued by Berliner Communications, Inc. to Sigma Opportunity Fund, LLC	8-K	1/05/07	4.1

4.2	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $1,000,000, dated February 2, 2007, issued by Berliner Communications, Inc. to Pacific Asset Partners	8-K	2/8/2007	4.1

4.3	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $500,000, dated February 2, 2007, issued by Berliner Communications, Inc. to Operis Partners I LLC	8-K	2/8/2007	4.1

4.4	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $1,500,000, dated February 15, 2007, issued by Berliner Communications, Inc. to Sigma Berliner, LLC	8-K	2/22/07	4.1

4.5	Common Stock Purchase Warrant issued to Sigma Opportunity Fund, LLC	8-K	1/05/07	4.3

4.6	Common Stock Purchase Warrant issued to Sigma Capital Advisors, LLC	8-K	1/05/07	4.4

4.7	Common Stock Purchase Warrant issued to Pacific Asset Partners	8-K	2/8/2007	4.2

4.8	Common Stock Purchase Warrant issued to Operis Partners I LLC	8-K	2/8/2007	4.2

4.9	Common Stock Purchase Warrant issued to Sigma Berliner, LLC	8-K	2/22/07	4.2

4.10	Common Stock Purchase Warrant issued to Sigma Capital Advisors, LLC	8-K	2/22/07	4.3

4.11	Letter Agreement, dated May 14, 2007, to waive certain conversion adjustments of Berliner Communication, Inc.’s 7% Senior Subordinated Secured Convertible Notes Due 2008	10-Q	5/15/2007	4.1

5.1	Opinion of Andrews Kurth LLP as to the validity of the shares (filed herewith)

10.1	2001 Equity Incentive Plan	10-Q	5/15/2000	10.1

10.2	Employment Agreement, dated as of January 1, 2006, between the Registrant and Richard B. Berliner	10-Q	2/07/2006	10.16

10.3	Employment Agreement, dated as of January 1, 2006, between the Registrant and Patrick G. Mackey	10-Q	2/07/2006	10.17

10.4	Separation Agreement, dated as of March 1, 2007, between the Registrant and Patrick G. Mackey	S-1	3/19/2007	10.4

10.5	Employment Agreement, dated as of October 10, 2006, between the Registrant and Albert Gencarella	8-K	10/16/2006	99.1

10.6	Employment Agreement, dated as of August 1, 2005, between BCI Communications, Inc. and Michael S. Guerriero	10-Q	11/14/2006	10.24

10.7	Employment Agreement, dated as of March 11, 2005, between BCI Communications, Inc. and Robert Bradley	10-Q	11/14/2006	10.25

10.8	Nonqualified Stock Option Agreement between the Registrant and Patrick Mackey	10-Q	5/15/03	10.6

10.9	Non-Qualified Stock Option Agreement dated as of February 27, 2004 between Novo Networks, Inc. and John Stevens Robling, Jr.	10-Q	5/17/04	10.2

10.10	Demand Secured Promissory Note dated February, 22, 2005, between BCI Communications, Inc. and Presidential Financial Corporation of Delaware Valley	10-K	9/28/2006	10.22

10.11	Amendment to Demand Secured Promissory Note and Loan Modification Agreement dated July 6, 2006 between BCI Communications, Inc. and Presidential Financial Corporation of Delaware Valley	10-K	9/28/2006	10.23

10.12	Note Purchase Agreement dated as of December 29, 2006 by and among the Registrant, Sigma Opportunity Fund, LLC, Pacific Asset Partners, Operis Partners I LLC and Sigma Berliner, LLC	8-K	1/05/2007	4.1

10.13	Joinder Agreement dated February 2, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Pacific Asset Partners	8-K	2/8/2007	10.1

10.14	Joinder Agreement dated February 2, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Operis Partners I LLC	8-K	2/8/2007	10.1

10.15	Joinder Agreement dated February 15, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Sigma Berliner, LLC	8-K	2/22/07	10.1

10.16	Asset Purchase Agreement, dated as of February 28, 2007, by and among Digital Communication Services, Inc., the Shareholders of Digital Communication Services, Inc. and J&J Leasing Partnership, and BCI Communications, Inc.	8-K	3/06/2007	10.1

10.17	Limited Recourse Promissory Note, dated as of February 28, 2007, issued by BCI Communications, Inc. to J&J Leasing Partnership	8-K	3/06/2007	10.2

10.18	Third Amendment to Demand Secured Promissory Note and Loan Modification Agreement, dated as of April 3, 2007, by and among BCI Communications, Inc. and Berliner Communications, Inc. and Richard B. Berliner, and Presidential Financial Corporation of Delaware Valley	8-K	4/09/2007	10.1

10.19	Loan and Security Agreement, dated as February 22, 2005, by and between BCI Communications, Inc. and Presidential Financial Corporation of Delaware Valley	8-K	4/09/2007	10.2

10.20	Asset Purchase Agreement, dated as of April 16, 2007, by and between Radian Communication Services, Inc. and BCI Communications, Inc.	8-K	4/20/2007	10.1

10.21	Amendment and Waiver Agreement, dated September 27, 2007, among Berliner Communications, Inc., Sigma Opportunity Fund, LLC, Pacific Asset Partners, LP, Operis Partners I LLC, and Sigma Berliner, LLC	10-K	10/2/2007	10.1

10.22	Employment Agreement, dated as of November 15, 2007, by and between Berliner Communications, Inc. and Raymond A. Cardonne, Jr.	8-K	11/15/2007	10.1

21.1	Subsidiaries of the Registrant	10-K	10/2/2007	21.1

23.1	Consent of BDO Seidman, LLP

23.3	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature pages)

*	Previously filed

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B (Section 430B of this chapter):

A.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Elmwood Park, New Jersey, on the 3rd day of December, 2007.

Berliner Communications, Inc.

By:  /s/ Richard B. Berliner
Name: Richard B. Berliner
Title: Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 3, 2007. Each person whose signature appears below constitutes and appoints Richard B. Berliner and Nicholas Day, each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE

/s/ Richard B. Berliner	Chief Executive Officer
Richard B. Berliner	(Principal Executive Officer)

/s/ Raymond A. Cardonne, Jr.	Chief Financial Officer
Raymond A. Cardonne, Jr.	(Principal Financial Officer and Principal Accounting Officer)

/s/ Mark S. Dailey
Mark S. Dailey	Director

/s/ Peter J. Mixter
Peter J. Mixter	Director

/s/ Mehran Nazari
Mehran Nazari	Director

/s/ John Stevens Robling, Jr.
John Stevens Robling, Jr.	Director

/s/ Thom Waye
Thom Waye	Director